As filed with the Securities and Exchange Commission on September 26, 2005

Registration No. 333-126486

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Gregg Appliances, Inc.

(Exact name of each registrant as specified in its charter)

Indiana	5731	35-1049508
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4151 East 96th Street

Indianapolis, Indiana 46240

317-848-8710

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copies to:

Jerry W. Throgmartin Chief Executive Officer Gregg Appliances, Inc. 4151 East 96th Street Indianapolis, Indiana 46240 317-848-8710	Ann Chamberlain, Esq. Christina Melendi, Esq. Bingham McCutchen LLP 399 Park Avenue New York, New York 10022 212-705-7000

(Name, Address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Table of Co-Registrants

Name	State or Other Jurisdiction of Incorporation	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
HHG Distributing, LLC	Indiana	5064	20-2455875

(1)	Address, including zip code and telephone number, including area code, of principal executive office of co-registrant: c/o Gregg Appliances, Inc., 4151 East 96th Street, Indianapolis, Indiana 46240, 317-848-8710.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated September 26, 2005

PROSPECTUS

Gregg Appliances, Inc.

OFFER TO EXCHANGE

$165,000,000 principal amount of 9% Senior Notes due 2013,

which have been registered under the Securities Act of 1933,

for any and all of the outstanding 9% Senior Notes due 2013

We are offering to exchange all of our outstanding 9% senior notes due 2013, which we refer to as the old notes, for our registered 9% senior notes due 2013, which we refer to as the exchange notes, and together with the old notes, the notes. The terms of the exchange notes are substantially identical to the terms of the old notes except that the exchange notes have been registered under the Securities Act of 1933, as amended, and, therefore, are freely transferable. The exchange notes will represent the same debt as the old notes, and we will issue the exchange notes under the same indenture.

The principal features of the exchange offer are as follows:

•	The exchange offer expires at midnight, New York City time, on , 2005, unless extended.

•	We will exchange all old notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered old notes at any time prior to the expiration of the exchange offer.

•	The exchange of old notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	There is no established trading market for the exchange notes and we do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer, for a period of 180 days after the expiration date (as defined in “The Exchange Offer”), in connection with resales of exchange notes received in exchange for old notes where the old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that we will make this prospectus available to any broker-dealer for use in connection with any resale. See the “Plan of Distribution” section of this prospectus for more information.

Participating in the exchange offer involves risks. See “ Risk Factors” beginning on page 14.

Neither the Securities and Exchange Commission nor any other federal or state agency has approved or disapproved of the securities to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2005.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. When you make a decision about whether to participate in the exchange offer, you should not rely on any information other than the information contained in this prospectus. The information in this prospectus may only be accurate on the date of this prospectus.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information you need to consider in making your decision to participate in the exchange offer. This summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto included in this prospectus. You should read carefully this entire prospectus and should consider, among other things, the matters set forth in the section entitled “Risk Factors” before deciding to participate in the exchange offer. Unless otherwise indicated, “hhgregg,” “we,” “us” and “our” refer to Gregg Appliances, Inc., the issuer of the notes, and its subsidiary. In addition, in this prospectus our fiscal years ended March 31, 2001, 2002, 2003, 2004, 2005 and 2006 are referred to as fiscal 2001, fiscal 2002, fiscal 2003, fiscal 2004, fiscal 2005 and fiscal 2006, respectively.

Our Company

We are a specialty retailer of video products, including digital televisions and home theater systems, brand name appliances, audio products and accessories. We offer a balanced mix of appliances and video products, supported by a commissioned sales force that is focused on providing our customers with an information-rich customer service experience and a merchandise distribution system that enables us to deliver and install most of our products on the day of purchase. Over our 50-year history we have successfully competed against the leading retailers in our industry. We currently operate 62 retail stores and have entered six new metropolitan markets since 1999. Our retail stores are located in major urban and suburban areas in Ohio, Indiana, Georgia, Tennessee, Kentucky, North Carolina, South Carolina and Alabama.

Our stores, which average approximately 30,000 square feet, are designed to appeal to customers who seek consumer electronics and home appliances with advanced features, functionality and performance. Our store layout emphasizes both our video and appliance businesses. To effectively display and demonstrate our broad selection of products, our new store format includes fully operational kitchens, working appliances, plasma and LCD television display walls and digital camera and camcorder centers. We carry over 110 models of digital televisions and over 400 models of appliances, most of which we display in our stores. Our stores are located in power centers or freestanding locations in high traffic areas, usually near our major competitors. We drive store traffic and enhance our brand recognition through year-round television and radio advertising and weekly newspaper inserts.

Our merchandising strategy emphasizes an extensive selection of products, including feature-rich products and limited-distribution items, which carry higher gross margins. We also offer popular, entry-level products at competitive prices, which helps drive customer traffic. Our broad offering allows our customers to compare various products, and our sales associates assist our customers with their buying decisions by educating them on the differences in functionality and performance of the different products and brands we offer. This education-oriented, consultative sales approach frequently results in our customers choosing to purchase our higher-margin or limited-distribution products because of their improved features and performance. We regularly monitor our competitors to ensure that all of our products are competitively priced and we provide an in-stock guarantee on all of our advertised products.

Our sales can be categorized in the following manner:

•	Video products: We offer a broad selection of the latest video products, such as plasma, liquid crystal display (LCD), digital light processing (DLP) and projection televisions as well as other products, including digital camcorders and DVD recorders. Representative brands include Hitachi, JVC, Mitsubishi, Panasonic, Philips, Sharp, Sony and Toshiba. For the 12 months ended June 30, 2005, video products represented 47.2% of net sales.

•	Home appliances: We offer a broad selection of major appliances, including the latest generation refrigerators, ranges, dishwashers, freezers, washers and dryers, sold under a variety of leading brand names. Representative brands include Bosch, Frigidaire, GE, KitchenAid, LG, Maytag and Whirlpool. For the 12 months ended June 30, 2005, home appliances represented 36.9% of net sales.

•	Other products and services: We also sell audio products, other select popular consumer electronics and accessories. Additionally, we provide our customers with a suite of services including extended service plans, or ESPs, same-day delivery and installation and in-home repair and maintenance for which we receive revenues. Products such as home audio systems, cameras, telephones and satellite dish network systems generate and support store traffic and create cross-selling opportunities with our other products while our services are aimed at enhancing our customers’ satisfaction. For the 12 months ended June 30, 2005, other products and services represented 15.9% of net sales.

Over the last five fiscal years, our net sales and net income have grown at a compound annual rate of 13.6% and 16.3%, respectively. For the 12 months ended June 30, 2005, we generated net sales of $829.3 million and net income of $28.7 million.

The Recapitalization

In connection with the completion of the offering of the old notes, we consummated a recapitalization of our company on February 3, 2005. The recapitalization was effected pursuant to an Agreement and Plan of Merger entered into on October 19, 2004, as amended. Under the terms of the Agreement and Plan of Merger, a wholly-owned subsidiary of Gregg Investment Corporation, LLC, or GIC, an entity formed by an affiliate of Freeman Spogli & Co. LLC, or Freeman Spogli, merged with and into our company.

Pursuant to the Agreement and Plan of Merger, GIC contributed cash of $111.2 million in equity capital to our company and our equity holders at the time of the recapitalization received consideration of approximately $286.4 million in exchange for their shares of our common stock at a price of $10.00 per share. As part of the consideration, we issued to certain of our stockholders $25.0 million principal amount of 6% junior subordinated notes, with a fair value of $17.2 million. The junior subordinated notes will mature on February 3, 2015 and be subordinated to all of our existing and future senior and subordinated debt, including the notes. Three of our management stockholders retained a portion of our common stock held by them before the recapitalization with an aggregate value of $27.8 million at $10.00 per share, based on the valuation of our company determined in connection with the recapitalization, and they did not receive consideration in the recapitalization with respect to the stock they retained. No other consideration was received by these three stockholders.

Freeman Spogli is a private equity firm dedicated exclusively to investing and partnering with management in companies in the retailing, direct marketing and distribution industries in the United States. Since its founding in 1983, Freeman Spogli has invested approximately $2.2 billion of equity in 38 portfolio companies with aggregate transaction values in excess of $13.0 billion. Freeman Spogli’s investment in GIC was made through its affiliate, FS Equity Partners V, L.P., a $1.0 billion fund, and affiliated partnerships.

We are an Indiana corporation and the address of our principal executive offices is 4151 East 96th Street, Indianapolis, Indiana 46240. Our telephone number is 317-848-8710 and our website is www.hhgregg.com. Our website and the information included therein are not part of this prospectus.

The Offering of the Old Notes

On February 3, 2005, we completed an offering of $165.0 million aggregate principal amount of 9% senior notes due 2013, which was exempt from registration under the Securities Act.

Old Notes

We sold the old notes to Wachovia Capital Markets, LLC and Jefferies & Company, Inc., the initial purchasers, on February 3, 2005. The initial purchasers subsequently resold the old notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act.

Registration Rights Agreement

In connection with the sale of the old notes, we entered into a registration rights agreement with the initial purchasers. Under the terms of that agreement, we agreed to use our reasonable efforts to:

•	file a registration statement for the exchange offer and the exchange notes by July 18, 2005;

•	cause the exchange offer registration statement to become effective by September 1, 2005;

•	consummate the exchange offer by October 1, 2005; and

•	under certain circumstances, file a shelf registration statement for the resale of the old notes and use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act, in each case, within specific periods.

If we do not comply with our obligations under the registration rights agreement, we will be required to pay special interest to the holders of the notes at a rate of 0.25% per annum per $1,000 principal amount of the old notes the first 90 days following a default under the registration rights agreement. The rate of special interest will increase by an additional 0.25% per annum per $1,000 principal amount of the old notes for each subsequent 90-day period until all defaults under the registration rights agreement have been cured, up to a maximum amount of special interest of 1.0% per annum per $1,000 principal amount of the old notes.

The Exchange Offer

The following is a brief summary of the terms of the exchange offer. For a more complete description, see “The Exchange Offer.”

Securities Offered	$165,000,000 aggregate principal amount of 9% senior notes due 2013.

Exchange Offer

The exchange notes are being offered in exchange for a like amount of old notes. One thousand dollars principal amount of exchange notes will be issued in exchange for each $1,000 principal amount of old notes validly tendered.

The form and terms of the exchange notes are the same as the form and terms of the old notes except that:

•	the exchange notes have been registered under the Securities Act and will not bear any legend restricting their transfer;

•	the exchange notes bear a different CUSIP number than the old notes; and

•	the holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, including the provisions for payment of special interest on the old notes in some circumstances relating to the timing of the exchange offer.

Resale

Based upon interpretations by the staff of the SEC set forth in no-action letters issued to unrelated third parties, we believe that the exchange notes may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, unless you:

•	are an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	are a broker-dealer who purchased the old notes directly from us for resale under Rule 144A or any other available exemption under the Securities Act;

•	acquired the exchange notes other than in the ordinary course of your business; or

•	have an arrangement with any person to engage in the distribution of exchange notes.

However, we have not submitted a no-action letter and there can be no assurance that the SEC will make a similar determination with respect to the exchange offer. Furthermore, in order to participate in the exchange offer, you must make the representations set forth in the letter of transmittal that we are sending you with this prospectus.

Expiration Date	The exchange offer will expire at midnight, New York City time, on , 2005, which we refer to as the expiration date, unless we, in our sole discretion, extend it.

Conditions to Exchange Offer	The exchange offer is subject to certain customary conditions, some of which may be waived by us. See “The Exchange Offer—Conditions to the Exchange Offer.”

Procedure for Tendering Old Notes

If you wish to accept the exchange offer, you must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, in accordance with the instructions contained in this prospectus and in the letter of transmittal, and mail or otherwise deliver the letter of transmittal, or the copy, together with the old notes and any other required documentation, to the exchange agent at the address set forth in this prospectus and in the letter of transmittal.

Special Procedures for Beneficial Owners

If you are the beneficial owner of old notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender in the exchange offer, you should contact the person in whose name your notes are registered and promptly instruct the person to tender on your behalf.

Guaranteed Delivery Procedures

If you wish to tender your old notes and time will not permit your required documents to reach the exchange agent by the expiration date, or the procedure for book-entry transfer cannot be completed on time, you may tender your notes according to the guaranteed delivery procedures. For additional information, you should read the discussion under “The Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal Rights	The tender of the old notes pursuant to the exchange offer may be withdrawn at any time prior to midnight, New York City time, on the expiration date.

Acceptance of Old Notes and Delivery of Exchange Notes

Subject to customary conditions, we will accept old notes which are properly tendered in the exchange offer and not withdrawn prior to the expiration date. The exchange notes will be delivered promptly following the expiration date.

Effect of Not Tendering

Any old notes that are not tendered or that are tendered but not accepted will remain subject to the restrictions on transfer. Since the old notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. Upon the completion of the exchange offer, we will have no further obligations, except under limited circumstances, to provide for registration of the old notes under the federal securities laws. See “The Exchange Offer—Purpose and Effect.”

Interest on the Exchange Notes and the Old Notes

The exchange notes will bear interest from the most recent interest payment date to which interest has been paid on the old notes. Interest on the old notes accepted for exchange will cease to accrue upon the issuance of the exchange notes.

United States Federal Tax Considerations

The exchange of old notes for exchange notes by tendering holders will not constitute a taxable exchange for federal income tax purposes, and such holders will not recognize any taxable gain or loss for federal income tax purposes as a result of such exchange. See “Material United States Federal Tax Considerations.”

Exchange Agent

Wells Fargo Bank, National Association, the trustee under the indenture, is serving as exchange agent in connection with the exchange offer. Contact details for the exchange agent are set forth under “The Exchange Offer—Exchange Agent.”

Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer.

Terms of the Exchange Notes

The summary below describes the principal terms of the exchange notes. Some of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Exchange Notes” section of this prospectus contains a more detailed description of the terms and conditions of the exchange notes.

Issuer	Gregg Appliances, Inc.

Notes Offered	$165.0 million aggregate principal amount of 9% Senior Notes.

Maturity Date	February 1, 2013

Interest Payment Dates	We will make interest payments on the exchange notes semi-annually, on each February 1 and August 1, beginning August 1, 2005.

Guarantees

The exchange notes will be unconditionally guaranteed by all of our current and future domestic restricted subsidiaries on an unsecured senior basis. We currently have one domestic restricted subsidiary.

Ranking	The exchange notes and the related guarantees will be unsecured senior obligations of Gregg Appliances, Inc. and the guarantors. Accordingly, they will rank:

•	effectively behind any of our and, with respect to the guarantors, the respective guarantors’ existing and future secured debt, including the indebtedness under our new revolving credit facility, to the extent of the value of the assets securing such debt;

•	structurally behind the liabilities of any of our future subsidiaries that do not guarantee the notes;

•	equally with our and, with respect to the guarantors, the respective guarantors’ existing and future unsecured unsubordinated debt; and

•	ahead of all our and, with respect to the guarantors, the respective guarantors’ existing and future debt that expressly provides that it is subordinated to the exchange notes or the respective guarantees, including the junior subordinated notes.

As of June 30, 2005 in addition to the notes, we had $25.0 million of debt outstanding (the book value of which was $18.0 million), all of which was subordinated in right of payment to the notes.

Optional Redemption

We may redeem the exchange notes, in whole or in part, at any time on and after February 1, 2009 at the redemption prices described in the section “Description of Exchange Notes—Optional Redemption,” plus accrued and unpaid interest, if any, to the date of redemption.

In addition, before February 1, 2008, we may redeem up to 35% of the exchange notes with the net cash proceeds from specified equity offerings at a redemption price equal to 109% of the aggregate principal amount, plus accrued and unpaid interest, if any, to the date of redemption. However, we may only make such a redemption if at least 65% of the aggregate principal amount of exchange notes issued under the indenture remains outstanding immediately after the redemption.

Change of Control Offer

If we undergo a change of control, we must offer to repurchase the exchange notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. See “Description of Exchange Notes—Repurchase upon a Change in Control.”

Asset Sale Offer

If we engage in certain asset sales, we generally must invest the net cash proceeds from such sales in our business within a certain period of time, repay debt secured by such assets or make an offer to repurchase a principal amount of exchange notes equal to the net cash proceeds. The purchase price of the exchange notes will be 100% of their principal amount, plus accrued and unpaid interest, if any, to the date of the repurchase. See “Description of Exchange Notes—Certain Covenants—Asset Sales.”

Basic Indenture Covenants	The exchange notes will be issued under an indenture that will restrict our ability and the ability of our restricted subsidiaries to, among other things:

•	pay dividends, redeem stock, prepay subordinated indebtedness or make other restricted payments;

•	incur indebtedness;

•	make certain investments;

•	create liens on our assets to secure debt;

•	restrict dividend payments or other payments from subsidiaries to us;

•	consolidate or merge;

•	sell or otherwise transfer or dispose of assets, including equity interests of restricted subsidiaries;

•	enter into transactions with affiliates;

•	designate subsidiaries as unrestricted subsidiaries;

•	use the proceeds of permitted sales of assets; and

•	change our line of business.

These covenants will be subject to a number of important exceptions. For more details, see “Description of Exchange Notes—Certain Covenants.”

Risk Factors

You should consider carefully the information set forth in the section entitled “Risk Factors” beginning on page 14 and all other information contained in this prospectus before participating in the exchange offer.

Summary Historical and Pro Forma Consolidated Financial and Other Data

The following table sets forth our summary historical and pro forma consolidated financial and other data as of the dates and for the periods indicated. The historical consolidated statement of income data for the fiscal years ended March 31, 2003, 2004 and 2005 are derived from, and are qualified in their entirety by, our historical consolidated financial statements included elsewhere in this prospectus. The historical consolidated statement of income data for the three months ended June 30, 2004 and 2005 are derived from, and are qualified in their entirety by, our unaudited consolidated financial statements included elsewhere in this prospectus. For the fiscal years ended March 31, 2003 and 2004, for a portion of the fiscal year ended March 31, 2005 and for the three months ended June 30, 2004, we were required, pursuant to U.S. generally accepted accounting principles (GAAP), to consolidate certain variable interest entities controlled by a former director and principal stockholder or members of his immediate family, from which we lease or have leased certain real property and our corporate airplane. Effective at the closing of the recapitalization, we are no longer required to consolidate these variable interest entities for accounting purposes because we are no longer under common control with them and there is no longer an implicit guarantee. Thus, the financial information for the period following the closing of the recapitalization does not include these entities. Historical and pro forma results are not necessarily indicative of the results to be expected in the future.

The summary pro forma financial data have been derived from the pro forma financial information included elsewhere in this prospectus and give effect to the recapitalization as if it had occurred on April 1, 2004 with respect to the operating and other financial data. In addition, the pro forma consolidated financial data give effect to the de-consolidation of certain variable interest entities required by GAAP to be consolidated with us until the recapitalization, as if the de-consolidation had been in effect on April 1, 2004 with respect to the operating and other financial data. The summary pro forma financial data do not necessarily represent what our financial position and results of operations would have been if the recapitalization had actually been completed as of April 1, 2004, and are not intended to project our financial position or results of operations for any future period. You should read the following summary financial, pro forma and other data together with “Business,” “Selected Historical Consolidated Financial and Other Data,” “Unaudited Pro Forma Consolidated Statement of Income,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. In the following tables (including the footnotes thereto), dollars are in thousands, except per store data and as otherwise indicated.

	Fiscal Year Ended March 31,								Three Months Ended June 30,
	2003		2004		2005		Pro Forma 2005 (1)		2004		2005
Statement of Income Data:
Net sales	$617,402		$753,156		$803,199		$803,199		$158,960		$185,017
Cost of goods sold	422,862		513,408		548,105		548,105		110,692		121,748

Gross profit	194,540		239,748		255,094		255,094		48,268		63,269
Selling, general and administrative expenses	167,471		208,962		223,523		224,301		48,154		58,631
Stock-based compensation	—		2,390		9,277		9,277		21		—
Gain (loss) on sales of property and equipment	(51)		(128)		3,043		(424)		(82)		14

Income from operations	27,018		28,268		25,337		21,092		11		4,652

Other income (expense):
Interest expense	(1,311)		(1,052)		(3,866)		(18,863)		(239)		(4,726)
Interest income	444		278		977		—		195		89
Other, net	634		813		578		578		107		130
Recapitalization transaction costs	—		—		(4,745)		—		—		—
Minority interest	(484)		(99)		(3,813)		—		516		—

Total other income (expense)	(717)		(60)		(10,869)		(18,285)		579		(4,507)

Income before income taxes and cumulative effect of accounting change	26,301		28,208		14,468		2,807		590		145
Income tax benefit (expense) (2)	—		—		14,780		(1,143)		—		(105)

Income before cumulative effect of accounting change	26,301		28,208		29,248		1,664		590		40
Cumulative effect of change in accounting principle (3)	(1,313)		—		—		—		—		—

Net income	$24,988		$28,208		$29,248		$1,664		$590		$40

Other Data:
EBITDA (4)	$33,592		$38,353		$25,992		$29,018		$2,951		$7,314
Adjusted EBITDA (5)	32,200		38,787		38,295		38,295		2,436		7,314
Rent expense (6)	11,823		15,242		17,194		19,432		3,628		4,905
Capital expenditures	25,194		15,547		15,212		15,212		1,099		3,611
Ratio of earnings to fixed charges (7)	5.4	x	5.0	x	2.7	x	1.1	x	1.3	x	1.0	x

	Fiscal Year Ended March 31,						Three Months Ended June 30,
	2003		2004		2005		2004	2005
Store Data:
Number of stores, end of period	48		54		58		55	61
Total store square footage (gross) (in thousands)	1,582		1,821		1,967		1,852	2,068
Net sales per store (in thousands) (8)	$13,557		$13,841		$13,664		$2,804	$2,929
Net sales per square foot (9)	$405		$407		$404		$83	$86
Comparable store sales (10)	(5.5)%		1.3%		0.4%		(2.2)%	6.0%
Inventory turnover (11)	6.1	x	6.8	x	7.3	x	—	—

	As of June 30, 2005
Balance Sheet Data:
Cash and cash equivalents	$10,554
Total assets	310,390
Total debt	183,020
Stockholders’ equity (deficit)	(32,809)

Selected Pro Forma Credit Statistics:
Ratio of total debt to Adjusted EBITDA	4.8	x

(1)	The pro forma financial and other data for the fiscal year ended March 31, 2005 give effect to the recapitalization and the de-consolidation as if they occurred on April 1, 2004 with respect to the operating and other financial data. See “Unaudited Pro Forma Consolidated Statement of Income” for a description of the relevant pro forma adjustments.

(2)	For all periods prior to the recapitalization, we operated as an S corporation and were not subject to U.S. federal and certain state income taxes. Upon the closing of the recapitalization, we became subject to U.S. federal and certain state and local income taxes applicable to C corporations. The pro forma effect of our being treated as a C corporation is based on a combined effective tax rate of approximately 40.7%.

(3)	In fiscal 2003, we recorded a cumulative effect adjustment of $1,313 resulting from vendor consideration initially recognized in fiscal 2002 that is recorded as a reduction in inventory cost (rather than as a reduction in advertising expense) under EITF Issue 02-16, Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor.

(4)	EBITDA represents net income before income tax expense, interest income, interest expense, depreciation and amortization and cumulative effect of change in accounting principle. We have presented EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by analysts, investors and other interested parties in the evaluation of companies in our industry. Management uses EBITDA as a measurement tool for evaluating our actual operating performance compared to budget and prior periods. Other companies in our industry may calculate EBITDA differently than we do. EBITDA is not a measure of performance under GAAP and should not be considered as a substitute for net income prepared in accordance with GAAP. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	EBITDA does not reflect interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	EBITDA does not reflect tax expense or the cash requirements necessary to pay for tax obligations; and

•	Although depreciation and amortization are non-cash charges, the asset being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements.

We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only as a supplement.

(5)	Adjusted EBITDA is defined as EBITDA, without giving effect to stock-based compensation, the consolidation of the variable interest entities which are no longer consolidated, and the non-capitalized transaction costs related to the recapitalization. We have presented Adjusted EBITDA because we believe that the exclusion of these non-recurring items is necessary to provide the most accurate measure of our core operating results and as a means to evaluate period-to-period results. We have provided this information to analysts, investors and other third parties to enable them to perform more meaningful comparisons of past, present, and future operating results and as a means to evaluate the results of our on-going operations. Management uses Adjusted EBITDA to determine payment levels on our executives’ incentive compensation plan as well as our compliance with certain covenants under our credit agreement that are calculated based on similar measures. Other companies in our industry may calculate Adjusted EBITDA differently than we do. Adjusted EBITDA is not a measure of performance under GAAP and should not be considered as a substitute for net income prepared in accordance with GAAP. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	Adjusted EBITDA does not reflect tax expense or the cash requirements necessary to pay for tax obligations; and

•	Although depreciation and amortization are non-cash charges, the asset being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements.

We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only as a supplement.

The following table contains a reconciliation of our net income determined in accordance with GAAP to Adjusted EBITDA:

	Fiscal Year Ended March 31,				Three Months Ended June 30,
	2003	2004	2005	Pro-Forma 2005	2004	2005
Net Income	$24,988	$28,208	$29,248	$1,712	$590	$40
Income tax expense	—	—	(14,780)	1,177	—	105
Interest income	(444)	(278)	(977)	(83)	(195)	(89)
Interest expense	1,311	1,052	3,866	18,864	239	4,726
Depreciation and amortization	6,424	9,371	8,635	7,348	2,317	2,532
Cumulative effect of change in accounting principle	1,313	—	—	—	—	—

EBITDA	33,592	38,353	25,992	29,018	2,951	7,314

Stock-based compensation adjustment (a)	—	2,390	9,277	9,277	21	—
De-consolidation adjustment (b)	(1,392)	(1,956)	(1,719)	—	(536)	—
Recapitalization transaction costs (c)	—	—	4,745	—	—	—

Adjusted EBITDA	$32,200	$38,787	$38,295	$38,295	$2,436	$7,314

(a)	Represents compensation expense related to stock issued for a nonrecourse note receivable and stock appreciation rights granted to our employees.

(b)	Reflects amounts required to be included in our financial statements from the consolidation of certain variable interest entities that lease property to us. These adjustments add back rent expense paid to related entities, eliminate the depreciation and amortization related to the leased properties and eliminate the minority interest and the interest related to third-party secured debt on some of the leased property.

(c)	Represents non-capitalized transaction costs related to the recapitalization.

(6)	Rent expense excludes the rent expense paid to variable interest entities required to be consolidated with us of $1,982, $2,246, $2,238, $699 and $0 for fiscal 2003, 2004 and 2005 and the three months ended June 30, 2004 and 2005, respectively. We have included this information regarding rent expense because we believe investors find this information useful as it reflects the rental expense of our variable interest entities which are no longer required to be consolidated.

(7)	For the purpose of determining the ratio of earnings to fixed charges, (i) earnings consist of pre-tax income from operations plus fixed charges and (ii) fixed charges consist of interest expense and an estimate of the interest within rental expense. The ratio of earnings to fixed charges was 3.6x and 5.9x for fiscal 2001 and 2002, respectively.

(8)	Net sales per store is calculated by dividing net sales for stores open the entire period by the number of stores open the entire period.

(9)	Net sales per square foot is calculated by dividing net sales for stores open the entire period by the total gross square feet for those stores.

(10)	Comprised of net sales at stores operating for at least 14 full months, including remodeled and relocated locations and our internet site.

(11)	Inventory turnover for the specified period is calculated by dividing our cost of goods sold by the average of beginning and ending inventory for that period.

RISK FACTORS

You should carefully consider the following risk factors in addition to the other information presented in this prospectus before participating in the exchange offer. Any of the following risks could materially adversely affect our business, financial condition, results of operations, cash flow or ability to make payments on the notes. If any of the following risks and uncertainties actually occur, you may lose all or part of your original investment.

Risks Relating to Our Business

We face significant competition, which could reduce our share of the market for home appliances and consumer electronics and impact our comparable store sales.

The retail market for major home appliances and consumer electronics is intensely competitive. We currently compete against a diverse group of national retailers, including Best Buy, Circuit City, Sears, Lowe’s and Home Depot, locally-owned regional or independent specialty retail stores and mass merchandisers that sell many of the same or similar consumer electronics and major home appliances. In addition, there are few barriers to entry and as a result new competitors may enter our existing or new markets at any time.

We may not be able to compete successfully against existing and future competitors. Some of our competitors have financial resources that are substantially greater than ours and may be able to purchase inventory at lower costs. Our competitors may respond more quickly to new or emerging technologies and may have greater resources to devote to discounts, promotion and sale of products and services. They may also have financial resources that better enable them to weather economic downturns.

Our existing competitors or new entrants into our industry may use a number of different strategies to compete against us, including:

•	lower pricing;

•	more aggressive advertising and marketing;

•	extension of credit to customers on terms more favorable than we make available;

•	innovative store formats; and

•	adoption of improved retail sales methods.

Competition could cause us to lose market share, net sales and customers, increase expenditures or reduce prices, any of which could have a material adverse effect on our business and results of operations. In addition, competition could have an impact on our comparable store sales. For example, our comparable store sales for fiscal 2003 declined by 5.5% over fiscal 2002 due in part to the opening of a significant number of stores of our competitors in our markets in fiscal 2003 as well as to the impact of our opening new stores in those same markets in response to the entry of our competitors.

A disruption in our relationships with, or in the operations of, any of our key suppliers could cause our net sales and profitability to decline.

The success of our business and our growth strategy depends to a significant degree on our relationships with our suppliers, particularly our largest suppliers such as Frigidaire, Hitachi, Maytag, Mitsubishi, Toshiba and

Whirlpool. Whirlpool represented more than 10% of our total purchases in fiscal 2005. We do not generally have long-term supply agreements or exclusive arrangements with any of our major suppliers. We typically order our inventory through the issuance of individual purchase orders to vendors. We have no contractual assurance of continued supply of merchandise in the amount and assortment we currently offer our customers and we may be subject to rationing by suppliers with respect to limited-distribution items. In addition, we rely heavily on a relatively small number of suppliers. Our top ten and 20 suppliers represented 73.5% and 86.9%, respectively, of our purchases in fiscal 2005. In fiscal 2004 and 2005 two vendors represented in the aggregate 26.7% and 25.1%, respectively, of merchandise purchases. The loss of any one or more of our key vendors or our failure to establish and maintain relationships with these and other vendors could materially adversely affect our supply and assortment of products, as we may not be able to find suitable replacements to supply products at competitive prices.

If new products are not introduced or consumers do not accept new products, our net sales and profitability may decline.

Our ability to maintain and increase net sales and profitability depends to a large extent on the periodic introduction and availability of new products and technologies. In general, average selling prices for major appliances remain constant. By contrast, the consumer electronics industry depends on new products to drive comparable store sales increases. Typically new consumer electronic products are introduced at relatively high price points, which are then generally reduced to spur consumer demand, often actually becoming lower-margin and commoditized. Consequently, we believe that the introduction and continued growth in consumer acceptance of new products, such as digital televisions, front-load washers and DVD recorders, will have a significant impact on our ability to maintain and increase our net sales and profitability. Many of these new products contain the latest technology. The benefits of new technology may not be fully realized without the cooperation of third-party broadcasters, governmental entities and others to facilitate and promote the use of this technology, all of which could affect the success of new consumer electronics or appliance technologies.

If we fail to anticipate changes in consumer preferences, our net income and profitability may decline.

Our products must appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to change. Our success depends upon our ability to anticipate and respond in a timely manner to trends in consumer preferences relating to major household appliances and consumer electronics. Significant deviations from the anticipated consumer preferences for the products we sell could result in lost sales and lower margins due to the need to mark down excess inventory. For example, we anticipated an increase in flat and large screen television sales by remodeling many of our stores to include plasma and LCD television display walls. Similarly, we added fully operational kitchens in several of our locations as we began to offer home appliances with added features. Had we misjudged the market for these products, we not only would have had excess inventory, but our remodeling expenses would have decreased our net income and profitability without the counterbalance of the increased sales of these higher margin products.

Due to the concentration of our stores in Ohio, Indiana, Georgia, Tennessee, Kentucky, North Carolina, South Carolina and Alabama, we are subject to risks from economic downturns as well as from weather conditions and natural disasters in these areas, which could negatively impact our sales and reduce our profitability.

Our stores are located in Ohio, Indiana, Georgia, Tennessee, Kentucky, North Carolina, South Carolina and Alabama. We therefore have exposure to these local economies as well as weather conditions and natural disasters occurring in these states. If these markets individually or collectively suffer an economic downturn or other adverse event, there could be an adverse impact on our comparable store sales, net sales and profitability and our ability to implement our planned expansion program. For example, our comparable store sales for the quarter ended December 31, 2004 were negatively impacted by a severe snowstorm on December 22 and 23 that hit the Midwest markets we serve, forcing several of our stores to close on those days and significantly reducing sales at stores in the impacted markets through December 24. Several of our larger competitors operate stores nationwide and thus are not as vulnerable as we are to these risks.

Our quarterly results fluctuate due to seasonal demand for our products and if we miscalculate this demand our net sales and profitability could decline.

We experience seasonal fluctuations in our net sales and operating results due in part to seasonal shopping patterns. For example, in fiscal 2004 and 2005, we generated 31.9% and 31.6%, respectively, of our net sales in the fiscal quarter ended December 31, which includes the holiday selling season. We also incur significant additional costs and expenses during this fiscal quarter due to increased staffing levels and higher purchase volumes. If we miscalculate the demand for our products generally or for our product mix during the fiscal quarter ending December 31, our net sales could decline, resulting in excess inventory, which could tie up our working capital and new revolving credit facility, as well as lower our profit margin as a result of product markdowns. A shortfall in expected net sales, combined with our significant additional expenses during these fiscal quarters, could cause a significant decline in our operating results.

If we cannot attract and retain highly qualified sales personnel and store managers, our level of customer service may decline, which may decrease our net sales and profitability.

A key element of our competitive strategy is to provide product expertise to our customers through our extensively trained, commissioned sales associates which, we believe, results in more of our customers purchasing higher-margin, feature-rich products. If we are unable to attract and retain qualified personnel as needed in the future, including qualified sales personnel and candidates for our Manager-in-Training program, our level of customer service may decline, which may decrease our net sales and profitability.

If we are unable to retain key management, we could have difficulty implementing our business strategy, which may result in reduced operating margins and profitability.

We are dependent on the skills, experience and continued service of Jerry W. Throgmartin, our Chairman and Chief Executive Officer, Dennis L. May, our President and Chief Operating Officer, and other key personnel. Following the recapitalization, we will have entered into employment agreements with each of Messrs. Throgmartin and May, both of which include secrecy, non-competition and other customary provisions. If these individuals cease to be active in the management of our business, or if either of them or other key personnel decides to join a competitor or otherwise compete directly or indirectly with us, our business and operations could be harmed, and we could have difficulty in implementing our strategy.

If our third-party delivery service is unable to meet our promised delivery schedule, our net sales may decline due to a decline in customer satisfaction.

We offer same- or next-day delivery and installation service on the products we sell. Approximately 65% of all of our deliveries are outsourced to a third-party delivery service. Over 80% of our large screen television customers and 77% of our large appliance customers purchase our delivery service. Our third-party delivery service is subject to risks that are beyond our control. If our products are not delivered to our customers on time, our customers may cancel their orders or we may lose business from these customers in the future. As a result, our net sales and profitability may decline.

Changes in trade regulations, currency fluctuations and other factors beyond our control could negatively affect our net sales, profitability and competitive position.

A significant portion of our inventory is manufactured outside the United States. Changes in trade regulations, currency fluctuations or other factors beyond our control may increase the cost of items we purchase or create shortages of these items, which in turn could have a material adverse effect on our cost of goods, or may force us to increase prices, thereby adversely impacting net sales and profitability. Conversely, significant reductions in the cost of these items in U.S. dollars may cause a significant reduction in the retail prices of those products, enabling price competition that adversely impacts net sales and profitability, as well as our competitive position.

Our growth strategy depends in part on our ability to open and profitably operate new stores in existing and new geographic markets.

We opened five new stores in fiscal 2005 and four new stores to date in fiscal 2006. We plan to open nine new stores and relocate two stores during fiscal 2006, including the four stores already opened. New stores that we open may not be profitable or may take longer to reach desired levels of profitability. These circumstances could lower our profit, operating income and profit margins. There are a number of factors that could affect our ability to open or acquire as well as operate new stores at profitable levels consistent with our existing stores, including:

•	competitors, consumer tastes and discretionary spending patterns in existing, adjacent and new markets that are different from those in our existing markets;

•	the failure to open enough stores in new markets to achieve a sufficient market presence to compete successfully;

•	the inability to identify and acquire suitable sites and to negotiate acceptable leases for these sites;

•	problems or delays in pre-opening store promotion and related publicity; and

•	difficulties associated with the hiring, training and retention of additional sales personnel and store managers.

In addition, our growth plans will require management to expend significant time, effort and resources to ensure the continuing adequacy of our financial and other internal controls, operating procedures, information systems, product purchasing, inventory management, warehousing and distribution systems and employee training programs. We may not be able to manage effectively these increased demands or respond on a timely basis to the changing demands that our planned expansion will impose on our management, financial and other internal controls and information systems. If we fail to manage successfully the challenges our planned growth poses, fail to improve these systems and controls or encounter unexpected difficulties during our expansion, our net sales and profitability could be materially adversely affected.

We have significant future capital needs that we may be unable to fund and this failure could curtail our projected growth.

Our expansion plans will require substantial capital, including funds for capital expenditures, pre-opening costs and initial operating losses related to new store openings. We also require additional capital for remodeling and renovating our existing stores and to transition to a new management information system. Capital expenditures during fiscal 2005 were $15.2 million and we estimate that capital expenditures during fiscal 2006 will be approximately the same. See “—Any failure of our information technology infrastructure or delay or problems with the upgrading of our existing management information system could cause a disruption in our business and increase costs.” If the cash provided by operating activities and available borrowings under our new revolving credit facility are not sufficient to fund our operations, store expansion and renovation activities and infrastructure and information technology investment, we may be required to seek additional capital. If we are not able to obtain such additional financing on favorable terms, we may need to curtail our expansion plans and defer some or all of the upgrade of our management information system.

Any failure of our information technology infrastructure or delay or problems with the upgrading of our existing management information system could cause a disruption in our business and increase costs.

Our ability to operate our business from day to day largely depends on the efficient operation of our management information system. We use our management information system to conduct our operations and for critical corporate and business planning functions, including store operations, sales management, merchandising, marketing, supply chain and inventory management, financial reporting and accounting, delivery and other customer services and various administrative functions. Our management information system is vulnerable to damage or interruption from:

•	power loss, computer systems failures and internet, telecommunications or data network failures;

•	operator negligence or improper operation by, or supervision of, employees;

•	physical and electronic loss of data or security breaches, misappropriation and similar events;

•	computer viruses;

•	intentional acts of vandalism and similar events; and

•	hurricanes, fires, floods and other natural disasters.

The software that we have implemented may contain previously undetected errors that could cause our network to fail or compromise the integrity of our data. Any failure that is not contained by our disaster recovery plan could cause an interruption in our operations and adversely affect our financial results.

In addition, our existing computer hardware platform and several key business software applications will no longer be supported by our primary vendor after December 31, 2006. We have developed a multi-phase plan for transitioning to a new management information system over the next three to four years and we are negotiating with various vendors to purchase the hardware and software on which the new system will be built. Our current estimate of the additional capital expenditures related to the project is approximately $10.0 million to $15.0 million over the next three to four years. This estimate could increase if we are required to accelerate implementing our transition plan. Our transition to the new management system may not be completed in time, and may result in significant costs. Certain of our current software applications may be incompatible with the new platform, which could cause a significant disruption in our business operations, increase our operating costs and adversely affect our results of operations and financial condition.

The requirements of complying with the Exchange Act and the Sarbanes-Oxley Act may strain our resources and distract management.

Upon the registration of the exchange notes we will be a public company and will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, the “Exchange Act,” and the Sarbanes-Oxley

Act of 2002, including Section 404. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act will require that we maintain and certify that we have effective disclosure controls and procedures and internal control over financial reporting. Pursuant to Section 404 of the Sarbanes-Oxley Act, starting with our fiscal 2007 annual report on Form 10-K, our management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting and an attestation report of our auditors on our management’s assessment of and operating effectiveness of such internal control. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required as we may need to devote additional time and personnel to legal, financial and accounting activities to ensure our ongoing compliance with the public company reporting requirements. We might not be able to complete the documentation and management assessment required by Section 404 of the Sarbanes-Oxley Act when it becomes applicable to us. In addition, the effort to prepare for these obligations may divert management’s attention from other business concerns, which could adversely affect our business, financial condition, results of operations and cash flows. In addition, we may need to hire additional accounting and financial staff with public company experience and technical accounting knowledge, and might not be able to do so in a timely fashion.

Risks Related to this Offering

To service our indebtedness, we will require a significant amount of cash. If we are unable to meet our debt service requirements we may default under the notes and our revolving credit agreement.

Our ability to make payments on and to refinance our indebtedness, including the notes when they mature, and to fund operations and capital expenditures will depend on our ability to generate cash in the future. This is, to a certain extent, subject to general economic, financial, competitive and other factors that are beyond our control.

Our historical financial results have been, and we anticipate that our future financial results will be, subject to fluctuation, including as a result of the factors described under “—Risks Relating to Our Business.” Our business may not generate sufficient cash flow from operations and future borrowings may not be available in amounts sufficient and on satisfactory terms to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs.

If we are unable to meet our debt service requirements, we may have to renegotiate the terms of our debt. We cannot assure you that we will be able to renegotiate or refinance any of our debt, including our new revolving credit facility, on commercially reasonable terms or at all. In addition, prior to the repayment of the notes, we will be required to repay or refinance our new revolving credit facility and, perhaps, any other senior debt we incur. Any new debt we incur may have a shorter maturity than the notes. Payment of such debt will reduce the amount of funds available for us to make payments on the notes.

Non-payment or other non-compliance with our new revolving credit facility, the indenture or the instruments governing our other debt, if any, could result in an event of default under our new revolving credit facility, the indenture or other instruments governing our debt, which could also trigger an event of default under the notes.

Our substantial indebtedness could adversely affect our cash flows and our ability to fulfill our obligations under the notes.

We have substantial outstanding indebtedness. As of June 30, 2005, our total indebtedness was approximately $183.0 million, of which $18.0 million was subordinated to the notes (the face amount of the obligation to repay is $25.0 million). In addition, as of June 30, 2005, we were able to incur approximately an additional $45.1 million of secured indebtedness under our revolving credit facility, all of which would be effectively senior to the notes.

Our leverage could have significant consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•	increase our vulnerability to general adverse economic or industry conditions;

•	limit our ability to obtain additional financing;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, reducing the amount of our cash flow available for other purposes, including working capital and capital expenditure needs and other general corporate purposes;

•	require us to sell other securities or to sell some of our core assets, possibly on unfavorable terms, to meet payment obligations, which may not be permitted under the terms of our new revolving credit facility or the indenture;

•	limit our flexibility in planning for, or reacting to, changes in our business;

•	increase the amount of interest expense we have to pay because some of our borrowings are at variable rates of interest which, if interest rates increase, will result in higher interest expense; and

•	place us at a possible competitive disadvantage compared to our competitors that have less debt.

Any of these factors could have a material adverse effect on our business and operations.

Restrictive covenants related to the notes and our other indebtedness could adversely affect our business by limiting our operating and strategic flexibility.

The indenture governing the notes and our revolving credit facility contain restrictive covenants, subject to certain exceptions, that limit our ability, among other things, to:

•	incur more debt or guarantee indebtedness of other entities;

•	create liens on assets;

•	pay dividends on our capital stock or redeem, repurchase or retire our capital or subordinated indebtedness or make investments;

•	agree to or incur restrictions on the ability of our present and future restricted subsidiaries to pay dividends or other amounts, transfer assets or make loans to us;

•	enter into transactions with affiliates;

•	enter into sale and leaseback transactions;

•	merge, consolidate, liquidate or sell assets; and

•	sell or issue capital stock of any of our present and future restricted subsidiaries.

Our ability to finance our operations, expansion plans and capital needs may be limited by these covenants. These covenants may significantly restrict our ability to respond to changing business and economic conditions and to secure additional financing and may prevent us from engaging in transactions that may be important to our growth strategy or otherwise beneficial to us. In addition, any breach of these covenants could cause a default under other debt and the notes.

Failure to meet obligations under our revolving credit facility could affect our ability to repay our indebtedness.

Our revolving credit facility requires us, under certain circumstances, to maintain a fixed charge coverage financial ratio. Our ability to meet this financial ratio can be affected by events beyond our control, and we cannot assure you that we will meet this ratio. A breach of this ratio or any other restrictions under our revolving credit facility could result in an event of default under our revolving credit facility and any of our other indebtedness or obligations that may be cross-defaulted to our revolving credit facility. In addition, defaults under the agreements governing our indebtedness could result in defaults under some of our store leases. Upon the occurrence of an event of default under our revolving credit facility or such other indebtedness or obligation, our lenders could elect to declare all amounts outstanding including accrued interest to be immediately due and payable. If the lenders under our revolving credit facility or our other lenders accelerate the payment of our indebtedness or obligations to them, we cannot assure you that our assets would be sufficient to repay in full that indebtedness and any other debt or obligations, including the notes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Other Indebtedness” and “Description of Notes.”

Our indebtedness under our revolving credit facility is senior to our obligations under the notes to the extent of our and our subsidiary’s assets securing that indebtedness.

The notes and the related guarantees are not secured by any of our assets or by any of the assets of present or future subsidiaries that are or would be guarantors of the notes. Our obligations under our revolving credit facility are secured by a security interest in all of our and our subsidiary’s present and future assets (subject to certain exceptions). In addition, certain vendors have security interests in some of our consigned or financed inventory. If we become insolvent or are liquidated, or if payment under our revolving credit facility is accelerated, the lenders under our revolving credit facility and our secured vendors would be entitled to exercise the remedies available to a secured lender. Therefore, our lenders under our revolving credit facility and our secured vendors will have a claim on such assets before the holders of the notes. We cannot assure you that the liquidation value of our assets would be sufficient to repay in full the indebtedness under the revolving credit facility and our other secured obligations, including the notes. See “Description of Certain Other Indebtedness.”

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture relating to the notes.

If a change of control occurs, each holder of notes may require us to repurchase all or part of that holder’s notes for a price equal to 101% of the aggregate principal amount of the notes tendered, plus any accrued and unpaid interest and any additional interest, if any, to the date of repurchase. Our revolving credit facility prohibits us from purchasing any notes unless we obtain the consent of our senior lenders or repay all borrowings under the revolving credit facility and provides that a change of control would constitute a default. If we consummate a change of control transaction when we are prohibited from repurchasing the notes, we could ask our lenders under our revolving credit agreement for permission to consummate the change of control transaction and repurchase the notes or we could attempt to refinance the borrowings under our revolving credit agreement. If we do not obtain a consent to repurchase the notes, if we are unable to refinance these borrowings or if we have insufficient funds available, we would be unable to repurchase the notes. Our failure to repurchase tendered notes at a time when repurchase is required by the indenture would constitute an event of default under the indenture, which, in turn, would constitute an event of default under our revolving credit facility and may constitute an event of default under any or all of our other senior indebtedness. In these circumstances, the subordination provisions in the indenture would restrict payments to you.

The payments made in connection with the recapitalization may be subject to challenge under fraudulent conveyance laws.

The payments made in connection with the recapitalization to our stockholders prior to the recapitalization, the repayment of our indebtedness in connection with the recapitalization and the related incurrence of indebtedness (under the notes and our new revolving credit facility) may be subject to challenge under relevant state and federal fraudulent conveyance laws, as well as other similar laws regarding creditors rights generally. Under these laws, if a court were to find that, after giving effect to the recapitalization, we either (a) incurred the indebtedness with the intent of hindering, delaying or defrauding creditors or (b) received less than reasonably equivalent value or consideration for incurring the indebtedness and

•	were insolvent or rendered insolvent by reason of the transaction,

•	were engaged in a business or transaction for which our remaining assets constituted unreasonably small capital, or

•	intended to incur, or believed that we would incur, debts beyond our ability to pay such debts as they matured,

a court may subordinate the notes to our presently existing and future creditors, avoid the issuance of the notes and direct the repayment of any amounts paid under the notes to our creditors or take other action detrimental to the holders of the notes. To the extent that proceeds from the sale of the notes are used to repay indebtedness, or to make a distribution to stockholders on account of the ownership of capital stock, a court may find that we did not receive fair consideration or reasonably equivalent value for the incurrence of the indebtedness represented by the notes. The issuance of a subsidiary guarantee by any of our current subsidiary or any of our future subsidiaries would be subject to similar analysis. See “—Federal and state statutes allow courts under certain circumstances, to avoid guarantees and would require noteholders to return payments received from guarantors. As a result, the guarantees from any restricted subsidiaries may not be enforceable or may be subordinated.”

Federal and state statutes allow courts, under specific circumstances, to void guarantees and would require noteholders to return payments received from guarantors. As a result, the guarantees from any restricted subsidiaries may not be enforceable or may be subordinated.

The notes are guaranteed by all of our present and future restricted domestic subsidiaries. We currently have one domestic restricted subsidiary. Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, a guarantee could be voided or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor at the time it incurred the indebtedness evidenced by its guarantee:

•	issued the guarantee to hinder, delay or defraud present or future creditors; or

•	received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee;

and the guarantor:

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining unencumbered assets constituted unreasonably small capital to carry on its business; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they become due.

In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor. The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer occurred. Generally, however, a guarantor would be considered insolvent if, at the time it incurred the obligation:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability or its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they became due.

A court is likely to find that a guarantor of the notes did not receive fair consideration or reasonably equivalent value for its guarantee to the extent that its liability under the guarantee is greater than the direct benefit it received from the issuance of the notes. Any guarantee of the notes incurred by one or more subsidiary guarantors could be subject to the claim that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of the subsidiary guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration.

By its terms, each guarantee of the notes would limit the liability of the guarantor to the maximum amount that it can pay without the guarantee being deemed a fraudulent transfer. A court may not give effect to this limitation on liability. In that event, a court may find that the issuance of the guarantee rendered the subsidiary guarantor insolvent. If a court voids the guarantee or holds it unenforceable, you will cease to have a claim against the subsidiary guarantor and would be a creditor solely of us and any other subsidiary guarantor. If the limitation on liability is effective, the amount that the subsidiary guarantor is found to have guaranteed might be so low that there will not be sufficient funds to pay the notes in full.

An active trading market may not develop for the notes, which may adversely affect the liquidity and price of the notes you own.

We cannot assure you that an active trading market will develop for the notes. We do not intend to apply for listing of the exchange notes, on any securities exchange or on any automated dealer quotation system. The old notes were made eligible for trading in PORTAL. In addition, market making activity may be limited during the pendency of the exchange offer or the effectiveness of the exchange offer registration statement.

The liquidity of, and trading market for, the notes, may also be adversely affected by, among other things:

•	changes in the overall market for high yield securities;

•	changes in our financial performance or prospects;

•	the prospects for companies in our industry generally;

•	the number of holders of the notes;

•	the interest of securities dealers in making a market for the notes; and

•	prevailing interest rates.

You may have difficulty selling any old notes that you do not exchange.

If you do not exchange your old notes for the exchange notes offered in this exchange offer, you will continue to be subject to the restrictions on the transfer of your old notes. Those transfer restrictions are described in the indenture governing the old notes and in the legend contained on the old notes, and arose because we originally issued the old notes under exemptions from, and in transactions not subject to, the registration requirements of the Securities Act.

In general, you may offer or sell your old notes only if they are registered under the Securities Act and applicable state securities laws, or if they are offered and sold under an exemption from those requirements. We do not intend to register the old notes under the Securities Act.

We are substantially controlled by one stockholder, whose interests in our business may differ from your interests as a holder of the notes.

Freeman Spogli beneficially owns a majority of our common stock. As a result of its ownership and certain provisions of our stockholders agreement, Freeman Spogli has the ability to control our management, policies and financing decisions and to elect a majority of our board of directors. There can be no assurance that any decisions taken by Freeman Spogli will be in the interests of the holders of the notes. For example, if we encounter financial difficulties or are unable to pay our indebtedness as it matures, the interests of Freeman Spogli as an equity holder might conflict with your interests as a holder of the notes. Freeman Spogli may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in its judgment, could enhance its equity investment in us, even though such transactions might involve risks to you as a holder of the notes.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. These statements may be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contained in this prospectus, including certain statements under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business,” are forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, these forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business,” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations are:

•	changes in consumer preferences;

•	our ability to effectively manage and monitor our operations, costs and service quality;

•	competition in existing, adjacent and new markets;

•	our reliance on a small number of manufacturers;

•	the failure of manufacturers to introduce new products and technologies;

•	customer acceptance of new technology;

•	our dependence on our key management personnel and our ability to attract and retain qualified sales personnel;

•	our ability to negotiate with our suppliers to provide product on a timely basis at competitive prices;

•	the identification and acquisition of suitable sites for our stores and the negotiation of acceptable leases for those sites;

•	the effect of general and regional economic and employment conditions on our net sales;

•	our ability to maintain our rate of growth and penetrate new geographic areas;

•	our ability to obtain additional financing and maintain our credit facilities;

•	our ability to maintain and upgrade our information technology systems;

•	changes in cost for print, radio and television advertising; and

•	changes in trade regulations, currency fluctuations and prevailing interest rates.

Other factors that could cause actual results to differ from those implied by the forward-looking statements in this prospectus are more fully described in the “Risk Factors” section and elsewhere in this prospectus. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this prospectus are made only as of the date hereof. We do not undertake and specifically decline any obligation to update any of these statements or to publicly announce the results of any revisions to any of these statements to reflect future events or developments.

MARKET AND INDUSTRY DATA AND FORECASTS

In this prospectus, we rely on and refer to information and statistics regarding the consumer electronics and home appliances industries. We obtained this information and statistics from various third-party sources, discussions with our customers and vendors and our own internal estimates. Certain data included in this prospectus regarding markets and ranking, including the size of certain markets and our position and the position of our competitors within these markets, and other data, are based on our management’s knowledge and experience in the markets and industry in which we operate. Our estimates have been based on information obtained from our customers, suppliers and other contacts in the markets and industry in which we operate.

REGISTERED TRADEMARKS

This prospectus refers to trademarks owned by us. The trademarks we own include HHGREGG.COM™, H.H. Gregg Appliances Electronics Computers™, WELCOME TO THE REVOLUTION™ and HHG™. This prospectus also includes product names and other trade names and service marks owned by other companies. The tradenames and service marks of other companies are the property of such other companies.

THE RECAPITALIZATION

In connection with the completion of the offering of the old notes, we consummated a recapitalization of our company on February 3, 2005. The recapitalization was effected pursuant to an Agreement and Plan of Merger, as amended. Under the terms of the Agreement and Plan of Merger, a wholly-owned subsidiary of GIC, an entity formed by an affiliate of Freeman Spogli, merged with and into our company.

Pursuant to the Agreement and Plan of Merger, GIC contributed cash of $111.2 million in equity capital to our company. In connection with the recapitalization, total consideration of approximately $286.4 million at a price of $10.00 per share was paid to our then existing equity holders in exchange for their shares of our common stock. As part of the consideration, we issued to certain of our stockholders $25.0 million principal amount of 6% junior subordinated notes, with a fair value of $17.2 million. The junior subordinated notes will mature on February 3, 2015 and be subordinated to all of our existing and future senior and subordinated debt, including the notes. Three of our management stockholders retained a portion of our common stock held by them before the recapitalization with an aggregate value of $27.8 million, or $10.00 per share, based on the valuation of our company determined in connection with the recapitalization, and did not receive consideration in the recapitalization with respect to the stock they retained. No other consideration was received by these three stockholders.

Freeman Spogli is a private equity firm dedicated exclusively to investing and partnering with management in companies in the retailing, direct marketing and distribution industries in the United States. Since its founding in 1983, Freeman Spogli has invested approximately $2.2 billion of equity in 38 portfolio companies with aggregate transaction values in excess of $13.0 billion. Freeman Spogli’s investment in GIC was made through its affiliate, FS Equity Partners V, L.P., a $1.0 billion fund, and affiliated partnerships.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes offered in the exchange offer. The old notes will be exchanged for exchange notes as described in this prospectus upon receipt of the old notes. The old notes surrendered in exchange for exchange notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the exchange notes will not result in any increase in our indebtedness.

The proceeds from the issuance of the old notes were approximately $159.0 million after deducting commissions but before deducting transaction fees and expenses related to the offering. We used the proceeds from the offering of the old notes to fund a portion of the recapitalization and repay certain indebtedness.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2005. The table below should be read in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Consolidated Statement of Income” and our historical consolidated financial statements and related notes included elsewhere in this prospectus.

As of June 30, 2005
(dollars in thousands)
Cash and cash equivalents	$10,554

Long-term debt, including current portion:
Revolving credit facility	—
Senior notes	165,000
Junior subordinated notes	18,020

Total long-term debt, including current portion	183,020
Total stockholders’ equity	(32,809)

Total capitalization	$150,211

THE EXCHANGE OFFER

Purpose and Effect

In connection with the sale of the old notes on February 3, 2005, we entered into a registration rights agreement with the initial purchasers of the old notes. The registration rights agreement requires us to file the registration statement of which this prospectus is a part under the Securities Act with respect to the exchange notes. Once the SEC declares the registration statement effective, we will offer the holders of the old notes the opportunity to exchange their old notes for a like principal amount of exchange notes. The exchange notes will be issued without a restrictive legend and generally may be reoffered and resold without registration under the Securities Act.

The registration rights agreement require us to use our reasonable best efforts to cause the registration statement to be declared effective by September 1, 2005 and consummate the exchange offer by October 1, 2005.

Except as described below, upon the completion of the exchange offer, our obligations with respect to the registration of the old notes and the exchange notes will terminate. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part. The summary of the material provisions of the registration rights agreement is not complete. We urge you to read the registration rights agreement in its entirety.

As a result of the timely filing and the effectiveness of the registration statement, we will not have to pay special interest on the old notes provided in the registration rights agreement. Following the completion of the exchange offer, holders of old notes not tendered will not have any further registration rights other than as set forth in the paragraphs below, and the old notes will continue to be subject to certain restrictions on transfer. Additionally, the liquidity of the market for the old notes could be adversely affected upon consummation of the exchange offer.

In order to participate in the exchange offer, a holder must represent to us, among other things, that:

•	any exchange notes acquired pursuant to the exchange offer are being acquired in the ordinary course of business;

•	the holder does not have an arrangement or understanding with any person to participate in the distribution of the old notes or the exchange notes within the meaning of the Securities Act;

•	the holder is not an “affiliate” of ours, as defined under Rule 405 under the Securities Act or if an affiliate, the holder will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	if the holder is not a broker-dealer that it is not engaging in and does not intend to engage in a distribution of the exchange notes; and

•	if the holder is a broker-dealer, that it will receive exchange notes for its own account in exchange for old notes that were acquired as a result of market-making or other trading activities, and that it will deliver a prospectus in connection with any resale of such exchange notes.

Under certain circumstances specified in the registration rights agreement, we may be required to file a “shelf” registration statement for a continuous offer in connection with the old notes pursuant to Rule 415 under the Securities Act.

Based on an interpretation by the SEC’s staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless the holder:

•	is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	is a broker-dealer who purchased old notes directly from us for resale under Rule 144A or any other available exemption under the Securities Act;

•	acquired the exchange notes other than in the ordinary course of the holder’s business; or

•	has an arrangement with any person to engage in the distribution of exchange notes.

Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on this interpretation by the SEC’s staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Broker-dealers who acquired old notes directly from us and not as a result of market making activities or other trading activities may not rely on the SEC staff’s interpretations discussed above or participate in the exchange offer, and must comply with the prospectus delivery requirements of the Securities Act in order to sell the old notes.

Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where the old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes, for a period of 180 days after the expiration date (as defined in “—Expiration Date; Extensions; Amendments” below). See “Plan of Distribution.”

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all old notes validly tendered and not withdrawn prior to midnight, New York City time, on                     , 2005, or such other date and time to which we extend the offer.

We will issue $1,000 in principal amount of exchange notes in exchange for each $1,000 principal amount of old notes accepted in the exchange offer. Holders may tender some or all of their old notes pursuant to the exchange offer. However, old notes may be tendered only in integral multiples of $1,000 in principal amount.

The exchange notes will evidence the same debt as the old notes and will be issued under the terms of, and entitled to the benefits of, the indenture relating to the old notes.

As of the date of this prospectus, $165.0 million aggregate principal amount of old notes was outstanding, and there was one registered holder, a nominee of The Depository Trust Company, or DTC. This prospectus, together with the letter of transmittal, is being sent to the registered holder and to others believed to have beneficial interests in the old notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated under the Exchange Act.

We will be deemed to have accepted validly tendered old notes when, as and if we have given oral or written notice thereof to Wells Fargo Bank, National Association, the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth under the heading “—Conditions to the Exchange Offer” or otherwise, certificates for any such unaccepted old notes will be returned, without expense, to the tendering holder of those old notes promptly after the expiration date unless the exchange offer is extended.

Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, applicable to the exchange offer. See “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

The expiration date shall be midnight, New York City time, on                     , 2005, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will notify the exchange agent and each registered holder of any extension by written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date and will also disseminate notice of any extension by press release or other public announcement prior to 9:00 a.m., New York City time. We reserve the right, in our sole discretion:

•	to delay accepting any old notes in the event that the exchange offer is extended, to extend the exchange offer or, if any of the conditions set forth under “—Conditions to the Exchange Offer” shall not have been satisfied, to terminate the exchange offer, by giving oral or written notice of that delay, extension or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner.

In the event that we make a fundamental change to the terms of the exchange offer, we will file a post-effective amendment to the registration statement, and will extend the offer period if necessary so that at least five business days remain in the offer period following the notice of the material change and amendment to the registration statement.

Procedures for Tendering

Only a holder of old notes may tender the old notes in the exchange offer. Except as set forth under “—Book-Entry Transfer,” to tender in the exchange offer a holder must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal and mail or otherwise deliver the letter of transmittal or copy to the exchange agent prior to the expiration date. In addition:

•	certificates for the old notes must be received by the exchange agent along with the letter of transmittal prior to the expiration date; or

•	a timely confirmation of a book-entry transfer, or a book-entry confirmation, of the old notes, if that procedure is available, into the exchange agent’s account at DTC, which we refer to as the book-entry transfer facility, following the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date, or you must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the letter of transmittal and other required documents must be received by the exchange agent at the address set forth under “—Exchange Agent” prior to the expiration date.

Your tender, if not withdrawn prior to midnight, New York City time, on the expiration date, will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, it is recommended that you use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or old notes should be sent to us. You may request your broker, dealer, commercial bank, trust company or nominee to effect these transactions for you.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner’s behalf. If the beneficial owner wishes to tender on its own behalf, the beneficial owner must, prior to completing and executing the letter of transmittal and delivering the owner’s old notes, either make appropriate arrangements to register ownership of the old notes in the beneficial owner’s name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act unless old notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instruction” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible guarantor institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by any eligible guarantor institution that is a member of or participant in the Securities Transfer Agents Medallion Program or an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any old notes listed in the letter of transmittal, the old notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as that registered holder’s name appears on the old notes.

If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal unless waived by us.

All questions as to the validity, form, eligibility, including time of receipt, acceptance, and withdrawal of tendered old notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent, nor any other person shall incur any liability for failure to give that notification. Tenders of old notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date, unless the exchange offer is extended.

In addition, we reserve the right in our sole discretion to purchase or make offers for any old notes that remain outstanding after the expiration date or, as set forth under “—Conditions to the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

By tendering, you will be representing to us that, among other things:

•	the exchange notes acquired in the exchange offer are being acquired in the ordinary course of business of the person receiving such exchange notes, whether or not such person is the registered holder;

•	if you are not a broker-dealer that you are not engaging in and do not intend to engage in a distribution of the exchange notes;

•	if you are a broker-dealer that you will receive exchange notes for your own account in exchange for old notes that were acquired as a result of market-making or other trading activities, and you will deliver a prospectus in connection with any resale of such exchange notes;

•	you do not have an arrangement or understanding with any person to participate in the distribution of the old notes or such exchange notes within the meaning of the Securities Act; and

•	you are not an “affiliate” of us, as defined under Rule 405 of the Securities Act or if you are an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

In all cases, issuance of exchange notes for old notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of certificates for such old notes or a timely book-entry confirmation of such old notes into the exchange agent’s account at the book-entry transfer facility, a properly completed and duly executed letter of transmittal or, with respect to DTC and its participants, electronic instructions in which the tendering holder acknowledges its receipt of and agreement to be bound by the letter of transmittal, and all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged old notes will be returned without expense to the tendering holder or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility according to the book-entry transfer procedures described below, those non-exchanged old notes will be credited to an account maintained with that book-entry transfer facility, in each case, promptly after the expiration or termination of the exchange offer.

Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where those old notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See “Plan of Distribution.”

Book-Entry Transfer

We understand that the exchange agent will make a request to establish an account with respect to the old notes at the book-entry transfer facility for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in the book-entry transfer facility’s systems may make book-entry delivery of old notes being tendered by causing the book-entry transfer facility to transfer such old notes into the exchange agent’s account at the book-entry transfer facility in accordance with that book-entry transfer facility’s procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at the book-entry transfer facility, the letter of transmittal or copy of the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the exchange agent at the address set forth under “—Exchange Agent” on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

The Automated Tender Offer Program of DTC is the only method of processing exchange offers through DTC. To accept the exchange offer through the Automated Tender Offer Program, participants in DTC must send electronic instructions to DTC through DTC’s communication system instead of sending a signed, hard copy letter of transmittal. DTC is obligated to communicate those electronic instructions to the exchange agent. To tender old notes through the Automated Tender Offer Program, the electronic instructions sent to DTC and transmitted by DTC to the exchange agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the letter of transmittal.

Guaranteed Delivery Procedures

If a registered holder of the old notes desires to tender old notes and the old notes are not immediately available, or time will not permit that holder’s old notes or other required documents to reach the exchange agent prior to midnight, New York City time, on the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an eligible guarantor institution;

•	prior to midnight, New York City time, on the expiration date, the exchange agent receives from that eligible guarantor institution a properly completed and duly executed letter of transmittal or a facsimile of a duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, by telegram, telex, fax transmission, mail or hand delivery, setting forth the name and address of the holder of old notes and the amount of the old notes tendered and stating that the tender is being made by guaranteed delivery and guaranteeing that within three New York Stock Exchange, Inc. trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by the eligible guarantor institution with the exchange agent; and

•	the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three business days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

Tenders of old notes may be withdrawn at any time prior to midnight, New York City time, on the expiration date.

For a withdrawal of a tender of old notes to be effective, a written or, DTC participants, electronic Automated Tender Offer Program transmission, notice of withdrawal, must be received by the exchange agent at its address set forth under “Exchange Agent” prior to midnight, New York City time, on the expiration date. Any such notice of withdrawal must:

•	specify the name of the person having deposited the old notes to be withdrawn, whom we refer to as the depositor;

•	identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of such old notes;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which such old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of such old notes into the name of the person withdrawing the tender; and

•	specify the name in which any such old notes are to be registered, if different from that of the depositor.

All questions as to the validity, form, eligibility and time of receipt of such notices will be determined by us, whose determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange, but which are not exchanged for any reason, will be returned to the holder of those old notes without cost to that holder as soon as practicable after withdrawal, rejection of tender, or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures under “—Procedures for Tendering” at any time on or prior to the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any old notes and may terminate or amend the exchange offer if at any time before the acceptance of those old notes for exchange or the exchange of the exchange notes for those old notes, we determine that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any old notes tendered, and no exchange notes will be issued in exchange for those old notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part. We are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

Exchange Agent

All executed letters of transmittal should be directed to the exchange agent. Wells Fargo Bank, National Association has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By Registered and Certified Mail: Wells Fargo Bank, N.A. Corporate Trust Operations MAC N9303-121 P.O. Box 1517 Minneapolis, MN 55480	By Overnight Courier or Regular Mail: Wells Fargo Bank, N.A. Corporate Trust Operations MAC N9303-121 6th & Marquette Avenue Minneapolis, MN 55479
By Hand Delivery: Wells Fargo Bank, N.A. Corporate Trust Services 608 2nd Avenue South Northstar East Building - 12th Floor Minneapolis, MN 55402	By Facsimile: Wells Fargo Bank, N.A. Attention: Corporate Trust Services Fax No.: 612-667-6282

For more information or confirmation by telephone please call 800-344-5128.

Originals of all documents sent by facsimile should be sent promptly by registered or certified mail, by hand or by overnight delivery service.

Fees And Expenses

We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include fees and expenses of the exchange agent, accounting, legal, printing and related fees and expenses.

Transfer Taxes

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register exchange notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those old notes.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may from time to time in the future seek to acquire untendered old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered old notes.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

The following unaudited pro forma consolidated statement of income for the year ended March 31, 2005, has been derived by the application of pro forma adjustments to our historical consolidated financial statements for such period. The pro forma consolidated statement of income gives effect to the recapitalization as though it had occurred on April 1, 2004. In addition, the pro forma consolidated statement of income gives effect to the de-consolidation of certain variable interest entities required to be consolidated with us until the recapitalization. We were required to consolidate these entities effective as of March 31, 2004, pursuant to FASB Interpretation No. 46R, Consolidation of Variable Interest Entities. Prior to the effective date of FIN 46R, we were required to consolidate these entities based on guidance in EITF Issue No. 90-15, Impact of Nonsubstantive Lessors, Residual Value Guarantees, and Other Provisions in Leasing Transactions and EITF Topic No. D-14, Transactions involving Special-Purpose Entities. The pro forma adjustments, which are based upon available information and upon certain assumptions that our management believes are reasonable, are described in the accompanying notes.

The unaudited pro forma consolidated statement of income for the fiscal year ended March 31, 2005 is derived from our audited financial statements for such period included elsewhere in this prospectus. The pro forma consolidated statement of income is presented for information purposes only and does not purport to represent what our results of operations would have been had the recapitalization in fact occurred on April 1, 2004 or that may result from future operations. The unaudited pro forma consolidated statement of income should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In the following tables (including the footnotes thereto), dollars are in thousands except as otherwise indicated.

Gregg Appliances, Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Statement of Income

for the Fiscal Year Ended March 31, 2005

	Actual	Pro Forma De-Consolidation Adjustments (1)		Pro Forma for De-Consolidation	Pro Forma Recapitalization Adjustments (2)		Total Pro Forma
Net sales	$803,199	$—		$803,199	$—		$803,199
Cost of goods sold	548,105	—		548,105	—		548,105

Gross profit	255,094	—		255,094	—		255,094
Selling, general and administrative expenses	223,523	778	(a)	224,301	—		224,301
Stock based compensation	9,277	—		9,277	—		9,277
Gain (loss) on sales of property and equipment	3,043	(3,467	)(b)	(424)	—		(424)

Income from operations	25,337	(4,245)		21,092	—		21,092
Other income (expense):
Interest expense	(3,866)	432	(c)	(3,434)	2,925 (14,850 (452 (1,500 (1,552	(a) )(b) )(c) )(d) )(e)	(509 (14,850 (452 (1,500 (1,552	) ) ) ) )
Interest income	977	—		977	(977	)(f)	—
Other, net	578	—		578	—		578
Recapitalization transaction costs	(4,745)	—		(4,745)	4,745	(g)	—
Minority interest	(3,813)	3,813	(d)	—	—		—

Total other income (expense)	(10,869)	4,245		(6,624)	(11,661)		(18,285)

Income before income taxes	14,468	—		14,468	(11,661)		2,807
Income tax benefit (expense)	14,780	—		14,780	(15,923	)(h)	(1,143)

Net income	$29,248	$—		$29,248	$(27,584)		$1,664

Notes to Unaudited Pro Forma

Consolidated Statement of Income

(1)	Pro Forma De-Consolidation Adjustments

(a)	Represents the addition of rent expense owed to related party entities partially offset by a decrease in depreciation and amortization related to leased properties owned by such related party entities.

(b)	Represents the elimination of gain on sales of property by the variable interest entities.

(c)	Represents the elimination of interest expense related to third-party secured debt on related-party leased properties.

(d)	Represents the elimination of minority interest in earnings with respect to the variable interest entities.

(2)	Pro Forma Recapitalization Adjustments

(a)	Represents the reversal of expense recognized on the notes and junior subordinated notes, the amortization expense of debt issuance cost from the date of the recapitalization (see notes (b)-(e) below) and the net adjustment to interest expense on short term borrowings. Pro forma borrowings were assumed to bear interest at the rate under the new revolving credit facility, plus applicable fees.

(b)	Represents interest on the notes based on their actual interest rate.

(c)	Represents the amortization of the recorded discount to reflect the junior subordinated notes at fair value.

(d)	Represents interest on the junior subordinated notes based on the stated interest rate of 6.0% per annum.

(e)	Reflects the pro forma amortization expense of debt issuance costs associated with the recapitalization.

(f)	Represents the elimination of interest income.

(g)	Represents the elimination of the recapitalization transaction costs as these costs were directly related to the transaction and are non-recurring expenses.

(h)	Prior to the recapitalization, we operated as an S corporation and were not subject to U.S. federal and certain state income taxes. Upon the closing of the recapitalization, we are subject to U.S. federal and certain state and local income taxes applicable to C corporations. The pro forma effect of our being treated as a C corporation is based on a combined effective tax rate of approximately 40.7%.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our selected historical consolidated financial data and store operating information as of the dates and for the periods indicated. The selected historical consolidated statement of income and balance sheet data as of and for each of the fiscal years ended March 31, 2001, 2002, 2003, 2004 and 2005 and for each of the three-month periods ended June 30, 2004 and 2005 are derived from, and are qualified in their entirety by, our historical consolidated financial statements. For the fiscal years ended March 31, 2001, 2002, 2003 and 2004, for a portion of the fiscal year ended March 31, 2005 and for the three-month period ended June 30, 2004, we were required, pursuant to GAAP, to consolidate certain variable interest entities controlled by a former director and principal stockholder or members of his immediate family, from which we lease certain real property and our corporate airplane. Effective at the closing of the recapitalization, we are no longer required to consolidate the variable interest entities for accounting purposes because we are no longer under common control with them and there is no longer an implicit guarantee. Thus the financial information for the period following the closing of the recapitalization does not include these entities. Historical results are not necessarily indicative of the results to be expected in the future. You should read the following data together with “Business,” “Unaudited Pro Forma Consolidated Statement of Income,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the related notes. In the following tables (including the footnotes thereto), dollars are in thousands, except per store data and as otherwise indicated.

	Fiscal Year Ended March 31,					Three Months Ended June 30,
	2001	2002	2003	2004	2005	2004	2005
Statement of Income Data:
Net sales	$482,690	$580,611	$617,402	$753,156	$803,199	$158,960	$185,017
Cost of goods sold	347,793	406,453	422,862	513,408	548,105	110,692	121,748

Gross profit	134,897	174,158	194,540	239,748	255,094	48,268	63,269
Selling, general and administrative expenses	116,302	143,993	167,471	208,962	223,523	48,154	58,631
Stock-based compensation	—	—	—	2,390	9,277	21	—
Gain (loss) on sales of property and equipment	(668)	12	(51)	(128)	3,043	(82)	14

Income from operations	17,927	30,177	27,018	28,268	25,337	11	4,652

Other income (expense):
Interest expense	(2,799)	(2,060)	(1,311)	(1,052)	(3,866)	(239)	(4,726)
Interest income	540	749	444	278	977	195	89
Other, net	866	1,248	634	813	578	107	130
Recapitalization transaction costs	—	—	—	—	(4,745)	—	—
Minority interest	(541)	(690)	(484)	(99)	(3,813)	516	—

Total other income (expense)	(1,934)	(753)	(717)	(60)	(10,869)	579	(4,507)

Income before income taxes and cumulative effect of accounting change	15,993	29,424	26,301	28,208	14,468	590	145
Income tax benefit (expense)	—	—	—	—	14,780	—	(105)

Income before cumulative effect of accounting change	15,993	29,424	26,301	28,208	29,248	590	40
Cumulative effect of change in accounting principle (1)	—	—	(1,313)	—	—	—	—

Net income	$15,993	$29,424	$24,988	$28,208	$29,248	$590	$40

	Fiscal Year Ended March 31,										Three Months Ended June 30,
	2001		2002		2003		2004		2005		2004		2005
Other Data:
EBITDA (2)	$22,128		$35,167		$33,592		$38,353		$25,992		$2,951		$7,314
Adjusted EBITDA (3)	21,065		34,218		32,200		38,787		38,295		2,436		7,314
Rent expense	8,328		9,930		11,823		15,242		17,194		3,628		4,905
Capital expenditures	5,978		11,122		25,194		15,547		15,212		1,099		3,611
Ratio of earnings to fixed charges (4)	3.6	x	5.9	x	5.4	x	5.0	x	2.7	x	1.3	x	1.0	x
Store Data:
Number of stores end of period	35		42		48		54		58		55		61
Total store square footage (gross) (in thousands)	1,202		1,402		1,582		1,821		1,967		1,852		2,068
Net sales per store (in thousands) (5)	$13,489		$13,594		$13,557		$13,841		$13,664		$2,804		$2,929
Net sales per square foot (6)	$400		$398		$405		$407		$404		$83		$86
Comparable store sales (7)	2.4%		1.7%		(5.5)%		1.3%		0.4%		(2.2)%		6.0%
Inventory turnover (8)	5.9	x	6.8	x	6.1	x	6.8	x	7.3	x	—		—
Balance Sheet Data (at end of period):
Cash and cash equivalents	$17,237		$37,203		$11,605		$10,333		$11,277		$4,692		$10,554
Total assets	127,973		163,902		176,581		177,767		293,104		187,862		310,390
Total debt	23,886		26,382		15,226		15,383		182,535		14,560		183,020
Minority interest	3,118		8,569		10,523		16,478		—		15,907		—
Stockholders’ equity (deficit)	$8,352		$21,726		$26,802		$25,589		$(32,847)		$23,795		$(32,809)

(1)	In fiscal 2003, we recorded a cumulative effect adjustment of $1,313 resulting from vendor consideration initially recognized in fiscal 2002 that is recorded as a reduction in inventory cost (rather than as a reduction in advertising expense) under EITF Issue 02-16, Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor.
(2)	EBITDA represents net income before income tax expense, interest income, interest expense, depreciation and amortization and cumulative effect of change in accounting principle. We have presented EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by analysts, investors and other interested parties in the evaluation of companies in our industry. Management uses EBITDA as a measurement tool for evaluating our actual operating performance compared to budget and prior periods. Other companies in our industry may calculate EBITDA differently than we do. EBITDA is not a measure of performance under GAAP and should not be considered as a substitute for net income prepared in accordance with GAAP. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:
•	EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•	EBITDA does not reflect interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•	EBITDA does not reflect tax expense or the cash requirements necessary to pay for tax obligations; and
•	Although depreciation and amortization are non-cash charges, the asset being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements.
We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only as a supplement.

(3)	Adjusted EBITDA is defined as EBITDA, without giving effect to stock-based compensation, the consolidation of the variable interest entities which are no longer consolidated, and the non-capitalized transaction costs related to the recapitalization. We have presented Adjusted EBITDA because we believe that the exclusion of these non-recurring items is necessary to provide the most accurate measure of our core operating results and as a means to evaluate period-to-period results. We have provided this information to analysts, investors and other third parties to enable them to perform more meaningful comparisons of past, present, and future operating results and as a means to evaluate the results of our on-going operations. Management uses Adjusted EBITDA to determine payment levels on our executives’ incentive compensation plan as well as our compliance with certain covenants under our credit agreement that are calculated based on similar measures. Other companies in our industry may calculate Adjusted EBITDA differently than we do. Adjusted EBITDA is not a measure of performance under GAAP and should not be considered as a substitute for net income prepared in accordance with GAAP. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	Adjusted EBITDA does not reflect tax expense or the cash requirements necessary to pay for tax obligations; and

•	Although depreciation and amortization are non-cash charges, the asset being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements.

We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only as a supplement.

The following table contains a reconciliation of our net income determined in accordance with GAAP to Adjusted EBITDA:

	Fiscal Year Ended March 31,					Three Months Ended June 30,
	2001	2002	2003	2004	2005	2004	2005
Net Income	$15,993	$29,424	$24,988	$28,208	$29,248	$590	$40
Income tax expense	—	—	—	—	(14,780)	—	105
Interest income	(540)	(749)	(444)	(278)	(977)	(195)	(89)
Interest expense	2,799	2,060	1,311	1,052	3,866	239	4,726
Depreciation and amortization	3,876	4,432	6,424	9,371	8,635	2,317	2,532
Cumulative effect of change in accounting principle	—	—	1,313	—	—	—	—

EBITDA	22,128	35,167	33,592	38,353	25,992	2,951	7,314

Stock-based compensation adjustment (a)	—	—	—	2,390	9,277	21	—
De-consolidation adjustment (b)	(1,063)	(949)	(1,392)	(1,956)	(1,719)	(536)	—
Recapitalization transaction costs (c)	—	—	—	—	4,745	—	—

Adjusted EBITDA	$21,065	$34,218	$32,200	$38,787	$38,295	$2,436	$7,314

(a)	Represents compensation expense related to stock issued for a nonrecourse note receivable and stock appreciation rights granted to our employees.

(b)	Reflects amounts required to be included in our financial statements from the consolidation of certain variable interest entities that lease property to us. These adjustments add back rent expense paid to related entities, eliminate the depreciation and amortization related to the leased properties and eliminate the minority interest and the interest related to third-party secured debt on some of the leased property.

(c)	Represents non-capitalized transaction costs related to the recapitalization.

(4)	For the purpose of determining the ratio of earnings to fixed charges, (i) earnings consist of pre-tax income from operations plus fixed charges and (ii) fixed charges consist of interest expense and an estimate of the interest within rental expense.

(5)	Net sales per store is calculated by dividing net sales for stores open the entire period by the number of stores open the entire period.

(6)	Net sales per square foot is calculated by dividing net sales for stores open the entire period by the total gross square feet for those stores.

(7)	Comprised of net sales at stores and our internet site operating for at least 14 full months, including remodeled and relocated locations.

(8)	Inventory turnover for the specified period is calculated by dividing our cost of goods sold by the average of beginning and ending inventory for that period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read this discussion and analysis of our financial condition and results of operations in conjunction with our “Selected Historical Consolidated Financial and Other Data,” “Unaudited Pro Forma Consolidated Statement of Income” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. The information in this section contains forward-looking statements (see “Cautionary Note Regarding Forward-Looking Statements”). Our actual results may differ significantly from the results suggested by these forward-looking statements and from our historical results. Some factors that may cause our results to differ are described in the “Risk Factors” section of this prospectus. Our fiscal years ended March 31, 2003, 2004, 2005 and 2006 are referred to as fiscal 2003, fiscal 2004, fiscal 2005 and fiscal 2006, respectively.

Our Recapitalization

On October 19, 2004, we entered into an Agreement and Plan of Merger, as amended, with GIC to consummate a recapitalization of our company. See “The Recapitalization” for additional information. Immediately following the consummation of our recapitalization on February 3, 2005, GIC owned 80.01% of our outstanding common stock and the remaining 19.99% of our common stock was held by three of our management stockholders. GIC and our former stockholders will make an election under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended, to treat the recapitalization as an asset purchase for tax purposes. This will have the effect of significantly increasing the tax basis of our assets and thereby lowering our cash taxes. In accordance with EITF 94-10, Accounting by a Company for the Income Tax Effect of Transactions among or with Its Shareholders, under FASB Statement No. 109, the tax benefit of the recapitalization transaction was recorded as an equity transaction. The total deferred taxes set up at February 3, 2005 as a result of these transactions were $115.5 million. For all periods prior to the recapitalization we operated as an S corporation for federal and state income tax purposes, which means that our taxable income was taxed at the stockholder level rather than at the corporate level. Following the recapitalization we no longer qualify as an S corporation, and we are now subject to U.S. federal and certain state and local income taxes applicable to C corporations. In addition, as a result of the accounting treatment for the recapitalization, our stockholders’ equity account is negative because the payments to our stockholders whose shares of our capital stock were redeemed in the recapitalization reduced retained earnings.

Consolidation of Certain Related Party Entities

We currently lease seven of our stores and our corporate airplane from entities controlled by W. Gerald Throgmartin, a director and principal stockholder of our company prior to the recapitalization, or members of his immediate family. Until September 30, 2004, we leased three additional stores from entities controlled by R. Don Throgmartin, W. Gerald Throgmartin’s brother, the properties for which were sold to unaffiliated third parties on September 30, 2004. For a more detailed description of these leases see “Certain Relationships and Related Party Transactions—Affiliate Leases.” Pursuant to Financial Accounting Standards Board, or FASB, Interpretation No. 46R, Consolidation of Variable Interest Entities, or FIN 46R, for periods prior to the recapitalization, we were required to consolidate these related party entities for accounting purposes, effective as of March 31, 2004. Prior to the effective date of FIN 46R, we were required to consolidate these entities based on guidance in EITF Issue No. 90-15, Impact of Nonsubstantive Lessors, Residual Value Guarantees, and Other Provisions in Leasing Transactions and EITF Topic No. D-14, Transactions involving Special-Purpose Entities.

FIN 46R explains how to identify variable interest entities and how an entity determines whether it has a controlling financial interest in a variable interest entity through means other than voting control and, accordingly, whether it should consolidate that entity. Because, prior to the recapitalization, we and the Throgmartin entities from which we lease or have leased property were controlled by the same persons or their immediate family members and because of our contractual lease arrangements with these variable interest entities, we were required to consolidate these entities for accounting purposes.

Effective upon the closing of the recapitalization, we are no longer required to consolidate these entities because we are no longer under common control with them and there is no longer an implicit guarantee.

We discuss the impact of the consolidation of the related party entities on our financial condition and results of operations below. In general, our historical consolidated balance sheets prior to the recapitalization reflect:

•	an increase in property and equipment as the result of the inclusion of the leased property;

•	an increase in indebtedness to account for the third-party debt secured by some of the property owned by these entities; and

•	a minority interest in earnings with respect to the variable interest entities.

As a result of the consolidation of the related party entities, our historical consolidated statements of income reflects:

•	a decrease in rent expense included in selling, general and administrative expenses due to the elimination of rent expense owed to the related entities;

•	an increase in depreciation and amortization expense included in selling, general and administrative expense related to the leased properties;

•	an increase in gain on sale of property related to the leased properties owned by the related party entities;

•	an increase in interest expense related to the third-party secured debt on properties that we lease from related party entities; and

•	a minority interest by related party entities.

For a more complete description of the impact of the adoption of FIN 46R on our historical consolidated financial statements, see footnotes 1(s) and 10 in the notes to our consolidated financial statements included elsewhere in this prospectus and the table of selected statement of income data for our company in “—Results of Operations.”

Overview

We are a specialty retailer of video products, including digital televisions and home theater systems, brand name appliances, audio products and accessories. Our stores average approximately 30,000 square feet and generated net sales per store of approximately $13.8 million for the 12 months ended June 30, 2005. We currently operate 62 retail stores and have successfully entered six new metropolitan markets since 1999. Our retail stores are located in major urban and suburban areas in Ohio, Indiana, Georgia, Tennessee, Kentucky, North Carolina, South Carolina and Alabama. Our stores are designed to appeal to customers who seek premium consumer electronics and appliances with advanced features, functionality and performance.

Over the past several years, we have added stores in existing markets where we believe we can gain market share from our competitors and leverage our distribution network and advertising costs. We have also expanded into new markets where we believe there is significant underlying demand for our product mix and customer services as well as an attractive demographic profile. For example, to capitalize on the growth and strong demographics of the Southeastern United States, we entered the Atlanta market in April 2003 with the opening of five stores and entered the Charlotte market in April 2005, where we currently operate four stores. Consistent with our initial market development plan, we have continued building out the Atlanta market where we currently operate 11 stores. In addition, we plan to open four new stores in North Carolina and South Carolina during fiscal 2006. Our ability to quickly penetrate a market and achieve market share is demonstrated by the fact that despite the presence of every major competitor in the Atlanta market, we garnered a 14% market share in major appliances, achieving a top three market position in less than a year, according to an Atlantic Market Assessment of Appliance Market Share, a study prepared by Strategic Marketing & Research Inc. based in Indiana.

We plan to continue to add stores in existing markets and expand into high-growth contiguous regions. To date in fiscal 2006, we have opened four new stores in the North Carolina and South Carolina markets and plan to open five additional new stores and relocate two stores. We target markets that meet our demographic and competitive criteria, including areas that demonstrate above-average economic growth, strong new housing starts and remodeling activity and a favorable percentage of our target consumers. Our markets typically include most or all of our major competitors. Consistent with our expansion in the past, we plan to continue to follow our disciplined approach to build store density in each major market and distribution area in order to establish critical mass, which in the past has helped us to achieve strong market share and realize operating efficiencies.

For each new market, we develop a market plan that establishes annual revenue and market share targets for the entire market and includes a store roll-out plan aimed at achieving these targets. As we build out a market, our most recently opened stores may reduce the comparable store sales performance of other stores. This occurs because a newly-opened store may be more convenient for a customer than an existing store, thus drawing some sales away from the existing store. This potential impact on comparable store performance is acceptable to us as long as our total share of a market and our total market sales are meaningfully increasing over the prior period. After we have completed building out a market and our stores have reached targeted performance levels, which together usually has taken 18 to 30 months, we focus more on comparable store sales for that market. We believe our market development strategy is a key factor in our success in our recently-opened markets in Georgia, Kentucky and Ohio.

Both the consumer electronics and home appliance industries have grown over the past several years, driven by new product innovations and introductions particularly in the premium segment that we target. In general, average selling prices for major appliances have remained relatively constant for the last three fiscal years because appliance prices are not as impacted by technological advancements as are electronics prices. This aspect has added stability to our sales performance relative to our consumer electronics-focused competitors. By contrast, the consumer electronics industry depends on new products to drive sales and profitability. Typically, these new products are introduced at relatively high price points, which are then gradually reduced to spur consumer demand. For example, customer demand for advanced digital and high definition video products, notably flat screen, plasma and thin profile LCD and DLP televisions, has increased dramatically as price points for these products have fallen from their initial levels in excess of $10,000. As prices for these products fall below $3,000, more of our customers are purchasing them, with the result that the average selling price of the televisions we carry and the quantity we sell have risen in each of the last three fiscal years.

As this trend in consumer electronic products has occurred, mature categories such as DVD players, camcorders and audio products have become commoditized and therefore experienced price declines and reduced margins. As certain of our products become commodities, we focus on the next generation of products, such as DVD recorders and plasma and LCD televisions, while carefully managing the selection of commoditized products that we offer. We must continue to shift our sales mix to newer, higher-margin items or increase our unit sales at a rate greater than the decline in product prices. Our past experience is that we have been able to shift our product mix to newer, higher-margin products.

Digital products, such as home theater systems, have become increasingly complex and require sophisticated instruction and, in many cases, home installation. Consequently, our strategy of employing knowledgeable sales personnel and providing superior post-sale support is well-suited to meet customer demand for these products. Additionally, most major appliances require home delivery and installation, further leveraging our delivery and installation expertise. Highlighting the importance of these services is the fact that 80% of our large screen television customers and 77% of our large appliance customers purchase our delivery or installation service.

In fiscal 2003, we began to discontinue sales of personal computer products in response to the rapid commoditization and price declines in personal computers and because we believe that these products no longer fit our merchandising strategy. We gradually exited this product category over an 18-month period, with the effect that this decision did not result in any special charges or write-offs of inventory. This decision impacted our comparable store sales performance in fiscal 2003 and 2004. In addition, our comparable store sales in fiscal 2003 were impacted due in part to the opening of a significant number of stores of our competitors in our markets as well as to the impact of our opening new stores in those same markets in response to the entry of our competitors. Comparable store sales decreased by 5.5% in fiscal 2003, increased by 1.3% in fiscal 2004 and increased by 0.4% in fiscal 2005.

Key Operating Measures

We use the following key measures to evaluate and assess our business:

Comparable Store Sales. For purposes of our consolidated financial statements, we define our comparable store base to include net sales at our stores and our internet site, operating for at least 14 full months, including remodeled and relocated locations. As of June 30, 2005, we included 53 stores in our comparable store base. We monitor comparable store sales daily, weekly, monthly and annually by product category, region, store and sales associate. Our analysis of comparable store sales provides us with the information to make strategic merchandising and marketing decisions.

Gross profit. Gross profit measures the profitability of our sales, and is defined by us as net sales less cost of goods sold. We analyze gross profit at every level of our business, from the company as a whole to individual sales personnel and specific products and categories. We use gross profit measurements to focus our advertising and to manage our product offering in order to increase sales of higher-margin products. For example, as a result of our analysis of gross profit at the product level, we have adjusted our mix of DVD products by reducing the number of lower-margin DVD players that we carry in favor of an increased selection of higher-margin DVD recorders. Similarly, we now offer fewer top-mount refrigerators, instead focusing on side-by-side refrigerators, which generally carry higher margins.

Inventory Productivity. We measure our inventory productivity to ensure that we are offering the best-selling mix of products and stocking optimal levels of merchandise in our distribution system in order to maximize our sales and cash flow. Included in inventory productivity is inventory turnover, which we define as our cost of goods sold divided by our average of beginning and ending inventory for the same period. We measure inventory productivity through to the individual SKU level to ensure that we are carrying the best-selling products and to eliminate underperforming items.

Description of Certain Line Items

Following is a description of additional components of certain line items from our consolidated financial statements:

Net Sales. Net sales consists of gross revenues from sales of products, delivery and installation and other services, net of promotions, rebates and discounts. Net sales also includes revenues from sales of ESPs which are less than 10% of net sales. When we are the obligor on the ESP, we recognize revenue from the sale of the ESP ratably over the life of the contract. When the obligor on the ESP is a third party, we recognize commission revenue from the sale of the ESP at the time of sale, net of the portion paid to the third-party obligor.

Cost of Goods Sold. Cost of goods sold is defined as the cost of gross inventory sold, including any handling charges, in-bound freight expenses and physical inventory losses, less the amortized portion of certain vendor allowances. Because we do not include costs related to our distribution facilities in cost of goods sold, our gross profit may not be comparable to that of other retailers that include these costs in cost of goods sold and in the calculation of gross profit.

Selling, General & Administrative Expense (SG&A). SG&A includes all our costs (other than cost of goods sold) including wages, rent, net advertising costs, depreciation and amortization, taxes (other than income taxes), insurance, utilities, delivery costs, distribution costs, service expense, repairs and maintenance of stores and equipment, and other general administrative expenses.

Other Income (Expense). Other income (expense) includes interest expense, interest income, minority interest and other, net.

Deferred Revenue on Extended Maintenance Agreements. Deferred revenue on extended maintenance agreements represents the liability recognized on our balance sheet with respect to sales of ESPs under which we are the obligor. We amortize the deferred revenue on extended maintenance agreements ratably over the life of the ESP contract.

Results of Operations

Summary of Key Operating Trends for our Company on a De-consolidated Basis. We are disclosing results of operations on a de-consolidated basis because effective as of the recapitalization, Gregg Appliances Inc. is no longer required to consolidate the variable interest entities, as an implicit guarantee no longer exists due to changes in majority ownership and corporate governance.

Gross Profit Margin. Our gross profit margin improved by 0.3% during the three-year period ended March 31, 2005, increasing as a percentage of net sales from 31.5% in fiscal 2003 to 31.8% in both fiscal 2004 and 2005. The increase from fiscal 2003 to fiscal 2004 was driven by strong vendor support related to our new stores that we recorded as a reduction of inventory costs as required by EITF Issue 02-16. Gross profit margin in fiscal 2004 remained relatively stable versus fiscal 2003 across our product lines. Our gross profit margin of 31.8% in fiscal 2005 was the same as in fiscal 2004 which reflected similar vendor support for new stores and margins remaining relatively stable across our product lines.

SG&A Rate. Our SG&A rate, as adjusted to remove the impact of the consolidation of the variable interest entities, rose by 0.6% during the three-year period ended March 31, 2005, increasing as a percentage of net sales from 27.3% in fiscal 2003 to 27.8% in fiscal 2004 and to 27.9% in fiscal 2005. The increase in our SG&A rate in fiscal 2004 was primarily attributable to an increase in advertising expense related to store openings in fiscal

2004 as well as increases in insurance costs, delivery expenses and depreciation and amortization. We had a slight increase in SG&A as a percentage of net sales in fiscal 2005 versus fiscal 2004 which primarily resulted from increases in rent, property taxes and service expense, partially offset by decreases in depreciation and insurance. In addition, our SG&A rate increased as a result of the costs we incurred during this period in opening 19 stores, two regional distribution centers, or RDCs, and our central distribution center, or CDC, in Atlanta, partially offset by leverage from our comparable store sales growth.

Operating Margin. Our operating margin, on a de-consolidated basis, declined by 1.6% during the three-year period ended March 31, 2005, decreasing as a percentage of net sales from 4.2% in fiscal 2003 to 3.7% in fiscal 2004 and to 2.6% in fiscal 2005. The decrease in our operating margin over the period was primarily due to the increase in our SG&A rate during the same period, partially offset by the increase in our gross profit margin. In fiscal 2004 and 2005, our operating margin was adversely affected by a $2.4 million and a $9.3 million, respectively, stock-based compensation charge, which as a percentage of net sales represented an additional 0.3% and 1.2% of expense in fiscal 2004 and 2005, respectively. Excluding this charge, the decrease in our operating margin from 2003 to 2005 would have been 0.4% rather than 1.5%.

Certain Operating Information

The following table reflects our operating results on a consolidated basis including the variable interest entities for the periods indicated as a percentage of net sales.

	Fiscal Year Ended March 31,			Three Months Ended June 30,
	2003	2004	2005	2004	2005
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	68.5	68.2	68.2	69.6	65.8

Gross profit	31.5	31.8	31.8	30.4	34.2
Selling, general and administrative expenses	27.1	27.8	27.8	30.3	31.7
Stock based compensation	—	0.3	1.2	—	—
Gain (loss) on sales of property and equipment	—	—	0.4	(0.1)	—

Income from operations	4.4	3.7	3.2	—	2.5
Other income (expense)	(0.1)	0.0	(1.4)	0.4	(2.4)
Income tax benefit (expense)	—	—	1.8	—	(0.1)
Cumulative effect of change in accounting principle	(0.2)	—	—	—	—

Net income	4.1%	3.7%	3.6%	0.4%	—%

The following table reflects our operating results on a de-consolidated basis excluding the variable interest entities for the periods indicated as a percentage of net sales.

	Fiscal Year Ended March 31,			Three Months Ended June 30,
	2003	2004	2005	2004	2005
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	68.5	68.2	68.2	69.6	65.8

Gross profit	31.5	31.8	31.8	30.4	34.2
Selling, general and administrative expenses	27.3	27.8	27.9	30.1	31.7
Stock based compensation	—	0.3	1.2	—	—
Gain (loss) on sales of property and equipment	—	—	(0.1)	—	—

Income from operations	4.2	3.7	2.6	0.3	2.5
Other income (expense)	0.1	0.0	(0.8)	0.1	(2.4)
Income tax benefit (expense)	—	—	1.8	—	(0.1)
Cumulative effect of change in accounting principle	(0.2)	—	—	—	—

Net income	4.1%	3.7%	3.6%	0.4%	—%

The following table sets forth our selected historical de-consolidated statement of income data for the periods indicated (dollars are in thousands).

	Fiscal Year Ended March 31,			Three Months Ended June 30,
	2003	2004	2005	2004	2005
Net sales	$617,402	$753,156	$803,199	$158,960	$185,017
Cost of goods sold	422,862	513,408	548,105	110,692	121,748

Gross profit	194,540	239,748	255,094	48,268	63,269
Selling, general and administrative expenses	168,539	209,575	224,301	47,786	58,631
Stock-based compensation	—	2,390	9,277	21	—
Gain (loss) on sales of property and equipment	(51)	(128)	(424)	(82)	14

Income from operations	25,950	27,655	21,092	379	4,652
Other income (expense)	351	553	(6,624)	211	(4,507)
Income tax benefit (expense)	—	—	14,780	—	(105)
Cumulative effect of change in accounting principle	(1,313)	—	—	—	—

Net income	$24,988	$28,208	$29,248	$590	$40

Three Months Ended June 30, 2005 Compared to Three Months Ended June 30, 2004

Net Sales. Net sales increased in the first three months of fiscal 2006 by $26.0 million, or 16.4%, to $185.0 million from $159.0 million for the same period in fiscal 2005. This increase in net sales is primarily attributable to the addition of three new stores in Atlanta, one store in each of Alabama and Tennessee and three new stores in North Carolina, partially offset by the closing of one store whose lease expired during fiscal 2005. Comparable store sales increased by 6.0% for the first three months of fiscal 2006. The increase in comparable store sales is primarily due to our strong performance in both our video and major appliances categories, particularly flat panel televisions, partially offset by weaker tube television sales.

Gross Profit. Gross profit for the first three months of fiscal 2006 increased by $15.0 million, or 31.1%, to $63.3 million from $48.3 million for the same period in fiscal 2005. As a percentage of net sales, our gross profit was 34.2% in the first three months of fiscal 2006 versus 30.4% for the first three months of fiscal 2005, an increase of 3.8% of net sales. The increase is primarily due to the timing of cash consideration received from vendors which is treated as a reduction of inventory in accordance with EITF 02-16, Accounting by a Customer (including a Reseller) for Cash Consideration Received from a Vendor, coupled with an increase in margins across the core product lines.

Selling, General and Administrative Expenses. SG&A expenses on a consolidated basis for the first three months of fiscal 2006 increased by $10.4 million, or 21.8%, to $58.6 million from $48.2 million in the same period in fiscal 2005. As adjusted to remove the impact of the consolidation of our variable interest entities, SG&A expenses in the first three months of fiscal 2006 would have increased by $10.8 million, or 22.7%, to $58.6 million from $47.8 million in the same period in fiscal 2005. As a percentage of net sales, SG&A expenses, as adjusted for de-consolidation, were 31.7% in the first three months of fiscal 2006 as compared to 30.1% in the first three months of fiscal 2005, an increase of 1.6% of net sales. The increase in SG&A expense in fiscal 2006 resulted primarily from increased fees related to consumer financing programs and an increase in advertising expense resulting from the timing of cash consideration received from the vendors versus the amount of advertising spent in the period for specific vendors.

Income from Operations. Income from operations on a consolidated basis for the first three months of fiscal 2006 increased by $4.7 million, to $4.7 million from the same period in fiscal 2005. As adjusted to remove the impact of the consolidation of our variable interest entities, income from operations on a de-consolidated basis in the first three months of fiscal 2006 would have increased by $4.3 million to $4.7 million from $0.4 million in the same period in fiscal 2005. This increase in income from operations reflects the increase in our gross profit margins in addition to strong comparable store sales, partially offset by the increase in SG&A expenses.

Other Income (Expense). Other income (expense), on a consolidated basis for the first three months of fiscal 2006 decreased by $5.1 million to $(4.5) million from $0.6 million in the same period in fiscal 2005. As adjusted to remove the impact of consolidation of our variable interest entities, other income (expense) for the first three months of fiscal 2006 would have decreased by $4.7 million to $(4.5) million from $0.2 million in the same period in fiscal 2005. The decrease primarily reflects an increase in interest expense of $4.6 million payable pursuant to the notes issued in connection with the recapitalization.

Income Tax Benefit (Expense). Prior to February 3, 2005, our company was organized as a Subchapter S corporation. Accordingly, the allocable share of taxable income or loss was includable in the tax returns of the stockholders and income taxes were not reflected in our financial statements. Following the recapitalization, we no longer qualify as an S corporation and are subject to U.S. Federal and certain state and local income taxes applicable to C corporations. During the quarter ended June 30, 2005, we recorded deferred income tax expense of $0.1 million.

Net Income. Due to the reasons described above, net income for the first three months of fiscal 2006 decreased by $0.6 million, from $0.6 million in the same period in fiscal 2005. Net income was the same on both a consolidated and deconsolidated basis.

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

Net Sales. Net sales in fiscal 2005 increased by $50.0 million, or 6.6%, to $803.2 million from $753.2 million in fiscal 2004. This increase in net sales is primarily attributable to the addition of three new stores in

Atlanta and one store in both Alabama and Tennessee, offset by the closing of one store whose lease expired during fiscal 2005. Comparable store sales in fiscal 2005 increased by 0.4% from fiscal 2004. This increase is due to our strong performance in the video category, particularly flat panel televisions, partially offset by weaker tube television sales.

Gross Profit. Gross profit in fiscal 2005 increased by $15.4 million, or 6.4%, to $255.1 million from $239.7 million in fiscal 2004. Our gross profit margin of 31.8% in fiscal 2005 was the same as in fiscal 2004 which reflected similar vendor support for new stores and margins remaining relatively stable across product lines.

Selling, General and Administrative Expenses. SG&A expenses in fiscal 2005 on a consolidated basis increased by $14.5 million, or 6.9%, to $223.5 million from $209.0 million in fiscal 2004. As adjusted to remove the impact of the consolidation of our variable interest entities, SG&A expenses in fiscal 2005 increased by $14.7 million, or 7.0%, to $224.3 million from $209.6 million in fiscal 2004. As a percentage of net sales, SG&A expenses, adjusted for de-consolidation, increased by 0.1% from 27.8% of net sales in fiscal 2004 to 27.9% in fiscal 2005. The increase in SG&A expense in fiscal 2005 resulted primarily from increases in rent, property taxes and service expense, partially offset by decreases in depreciation and insurance as a percentage of net sales.

Income from Operations. Income from operations in fiscal 2005 on a consolidated basis decreased by $3.0 million, or 10.4%, to $25.3 million from $28.3 million in fiscal 2004. As adjusted to remove the impact of the consolidation of our variable interest entities, income from operations on a de-consolidated basis in fiscal 2005 decreased by $6.6 million, or 23.7%, to $21.1 million from $27.7 million in fiscal 2004. This decrease in operating income reflects a $6.9 million increase in stock based compensation related to the recapitalization due to an increase in the value of common stock and accelerated vesting of stock appreciation rights partially offset by a $3.0 million gain on sales of property and equipment. One of our variable interest entities sold its properties to an unrelated third party which resulted in a $3.4 million gain. This gain was partially offset by a $0.4 million loss on disposal of various company assets. Excluding stock based compensation, income from operations on a de-consolidated basis would have increased by 1.0%.

Recapitalization Transaction Costs and Other Income (Expense). Other income (expense), including recapitalization transaction costs, on a consolidated basis decreased by $(10.8) million from $(0.1) million in fiscal 2004, to $(10.9) million in fiscal 2005. As adjusted to remove the impact of consolidation of our variable interest entities, other income (expense) in fiscal 2005 decreased by $7.2 million, from $0.6 million in fiscal 2004, on a de-consolidated basis, to $(6.6) million. The decrease reflects $4.7 million of transaction costs related to the recapitalization and an increase in interest expense of $2.9 million due to notes issued in connection with the recapitalization and an increase in minority interest expense of $3.7 million.

Income Tax Benefit (Expense). Prior to February 3, 2005, our company was organized as a Subchapter S corporation. Accordingly, the allocable share of taxable income or loss was includable in the tax returns of the stockholders and income taxes were not reflected in our financial statements. Following the recapitalization, we no longer qualify as an S corporation and are subject to U.S. Federal and certain state and local income taxes applicable to C corporations. During the quarter and year ended March 31, 2005, we recorded deferred income tax assets of $115.5 million as of the date our company was converted from an S corporation to a C corporation, of which $16.6 million was credited to income tax benefit and $98.9 million was credited to retained earnings.

Net Income. Due to the reasons described above coupled with the income tax benefit of changing from an S corporation to a C corporation, net income in fiscal 2005 increased by $1.0 million, or 3.5%, to $29.2 million from $28.2 million in fiscal 2004.

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

Net Sales. Net sales in fiscal 2004 increased by $135.8 million, or 22.0%, to $753.2 million from $617.4 million in fiscal 2003. This increase in net sales is attributable to the opening of six new stores in Atlanta, Georgia and one in Lexington, Kentucky in fiscal 2004, and a 1.3% increase in comparable store sales, driven by strong sales of video products. These results were partially offset by a decrease in sales in the audio category and the discontinuation of our computer business. Excluding personal computer sales, our comparable store sales in fiscal 2004 would have increased by 3.4%.

Gross Profit. Gross profit in fiscal 2004 increased by $45.2 million, or 23.2%, to $239.7 million from $194.5 million in fiscal 2003. As a percentage of net sales, gross profit increased by 0.3% in fiscal 2004 to 31.8% from 31.5% in fiscal 2003. This increase was driven by strong vendor support related to our new stores that we recorded as a reduction of inventory cost as required by EITF Issue 02-16. Gross profit margin in fiscal 2004 remained relatively stable versus fiscal 2003 across our product lines.

Selling, General and Administrative Expenses. SG&A expenses in fiscal 2004 on a consolidated basis increased by $41.5 million, or 24.8%, to $209.0 million from $167.5 million in fiscal 2003. As adjusted to remove the impact of the consolidation of our variable interest entities, SG&A for fiscal 2004 would have increased by $41.1 million, or 24.4%, to $209.6 million from $168.5 million in fiscal 2003. As a percentage of net sales, SG&A expenses, as adjusted for de-consolidation, were 27.8% in fiscal 2004 as compared to 27.3% in fiscal 2003, an increase of 0.5% of net sales. The increase in SG&A in fiscal 2004 was primarily attributable to an increase in advertising expense related to store openings in fiscal 2004, as well as increases in insurance costs, delivery expenses and depreciation and amortization.

Income from Operations. Income from operations in fiscal 2004 on a consolidated basis increased by $1.3 million, or 4.6%, to $28.3 million from $27.0 million in fiscal 2003. As adjusted to remove the impact of the consolidation of our variable interest entities and to deduct $2.4 million of non-cash, stock-based compensation, our operating income for fiscal 2004 would have increased by $4.1 million, or 15.8%, to $30.0 million from $26.0 million in fiscal 2003. This increase in operating income reflects the results of our improved sales and increased gross profit, partially offset by the increase in SG&A expense.

Other Income (Expense). Other income (expense) on a consolidated basis in fiscal 2004 decreased by $0.6 million, from $(0.7) million in fiscal 2003 to $(0.1) million. As adjusted to remove the impact of the consolidation of our variable interest entities, other income (expense) would have increased by $0.2 million, from $0.4 million in fiscal 2003 to $0.6 million in fiscal 2004.

Net Income. Due to the reasons described above, net income in fiscal 2004 increased by $3.2 million, or 12.8%, to $28.2 million from $25.0 million in fiscal 2003. Excluding the non-cash, stock-based compensation charge of $2.4 million, net income in fiscal 2004 would have increased by $5.6 million, or 22.4%, to $30.6 million from fiscal 2003. Net income on a consolidated and de-consolidated basis was the same.

Liquidity and Capital Resources

The following table presents a summary on a consolidated basis of our net cash provided (used) by operating, investing and financing activities (dollars are in thousands):

	Fiscal Year Ended March 31,			Three Months Ended June 30,
	2003	2004	2005	2004	2005
Net cash provided by operating activities	$28,018	$35,856	$39,281	$15,880	$2,882
Net cash provided by (used in) investing activities	(24,018)	(12,466)	2,555	(18,260)	(3,586)
Net cash used in financing activities	(29,598)	(24,661)	(40,892)	(3,261)	(19)

The following table presents a summary on a de-consolidated basis of our net cash provided (used) by operating, investing and financing activities (dollars are in thousands):

	Fiscal Year Ended March 31,			Three Months Ended June 30,
	2003	2004	2005	2004	2005
Net cash provided by operating activities	$26,720	$34,561	$37,700	$15,821	$2,882
Net cash used in investing activities	(18,094)	(5,860)	(7,646)	(18,257)	(3,586)
Net cash used in financing activities	(34,268)	(30,050)	(28,940)	(3,198)	(19)

Our liquidity requirements arise primarily from our need to fund working capital requirements and capital expenditures.

Capital Expenditures. We make capital expenditures principally to fund our expansion strategy, which includes, among other things, investments in new stores, remodeling and relocation of existing stores, as well as information technology and other infrastructure-related projects that support our expansion. Excluding the capital expenditures of the related party entities required to be consolidated with us, capital expenditures were $15.2 million in fiscal 2005 and $11.8 million in fiscal 2004, a 28.8% increase. Capital expenditures on a consolidated basis were $15.2 million in fiscal 2005 and $15.5 million in fiscal 2004, a 1.9% decrease. During fiscal 2003 we made significant capital expenditures in anticipation of our expansion into markets in Georgia, Ohio and Tennessee during fiscal 2003, 2004 and 2005, including a new CDC in Atlanta, two relocated RDCs in Ohio, seven new stores in each of fiscal 2003 and 2004 and a new computer system in our service department. In addition, we were able to decrease capital expenditures in fiscal 2004 because more of our new stores were built-to-suit in fiscal 2004 than in fiscal 2003. The increase in capital expenditures in fiscal 2005 is primarily attributable to an increase in expenditures to remodel stores and the start of the transition to a new management information system, as well as a reclassification of leasehold improvements resulting from a review of our historical lease accounting practices. Included in our expenditures to remodel stores were the costs associated with the opening of our first “Fine Lines” concept for ultra-premium appliances in Indianapolis. We expect that capital expenditures in fiscal 2006 will be approximately the same as fiscal 2005 levels as we continue to open new stores and begin to implement a new management information system. During the first three months of fiscal 2006, we opened three new stores in North Carolina. We have opened one additional store in South Carolina since June 30, 2005. We estimate the cost of building a second data center pursuant to our disaster recovery plan will be approximately $1.5 million. Additionally, we have developed a multi-phase plan for transitioning to a new management information system over the next three to four years. Our estimate of the additional capital expenditures related to our new management information system is approximately $10.0 million to $15.0 million in total over the next three to four years, but we have not yet determined the amount we will expend for this project on a year-by-year basis. For a discussion of our new management information system, see “Business—Management Information System.”

Cash Flows from Operations. Cash provided by operating activities primarily consists of net income as adjusted for increases or decreases in working capital and non-cash depreciation and amortization and stock-based compensation expenses. Cash provided by operating activities on a consolidated basis in the first three months of fiscal 2006 was $2.9 million compared to $15.9 million in the same period in fiscal 2005 and, as adjusted to remove the impact of our variable interest entities, was $2.9 million and $15.8 million in the periods ending June 30, 2005 and 2004, respectively. Cash provided by operating activities on a consolidated basis was $39.3 million, $35.9 million, and $28.0 million in fiscal 2005, 2004 and 2003, respectively and, as adjusted to remove the impact of our variable interest entities, was $37.7 million, $34.6 million and $26.7 million in fiscal 2005, 2004 and 2003, respectively. The decrease in operating cash flow in the first three months of fiscal 2006 compared to the first three months of fiscal 2005 was a result of an increase in inventory due to our continued expansion, partially offset by a refund by the Internal Revenue Service of a portion of the S corporation deposit. The increase in fiscal 2005 from fiscal 2004 was a result of a slight increase in net income, additional stock based compensation and improved management of working capital, partially offset by deferred income taxes and an increase in inventories for three new stores opened in the Charlotte market in the first quarter of fiscal 2006. The increase in operating cash flow in fiscal 2004 versus fiscal 2003 was primarily attributable to an increase in our net income, additional depreciation, an increase in deferred revenue related to consumer electronics ESPs and improved management of our working capital partially offset by working capital needs for new store openings.

Cash Used in (Provided by) Investing Activities. Cash used in (provided by) investing activities on a consolidated and deconsolidated basis in the first three months of fiscal 2006 was $3.6 million compared to $18.3 million in the first three months of fiscal 2005. Cash used in (provided by) investing activities on a consolidated basis was $(2.6) million, $12.5 million and $24.0 million for fiscal 2005, 2004 and 2003, respectively, and as adjusted to remove the impact of our variable interest entities, was $7.6 million, $5.9 million and $18.1 million in fiscal 2005, 2004 and 2003, respectively. The decrease in fiscal 2004 was principally due to the reduction in our capital expenditures from fiscal 2003, which are described above. Cash provided by investing activities increased in fiscal 2005 due to the repayment of notes receivable and the proceeds from the sale of certain variable interest entity assets, and the decrease in the first three months of fiscal 2006 from the same period in fiscal 2005 was primarily the result of a $16.2 million loan we made to a related party.

Cash Used in Financing Activities. Cash used in financing activities on a consolidated basis in the first three months of fiscal 2006 decreased by $3.3 million, from $3.3 million in the first three months of fiscal 2005 and, as adjusted to remove the impact of our variable interest entities, decreased by $3.2 million, from $3.2 million for the same period in fiscal 2005. Cash used in financing activities on a consolidated basis was $40.9 million, $24.7 million and $29.6 million in fiscal 2005, 2004 and 2003, respectively, and, as adjusted to remove the impact of our variable interest entities, was $28.9 million, $30.0 million and $34.3 million in fiscal 2005, 2004 and 2003, respectively. The decrease in cash used in financing activities in the first three months of fiscal 2006 compared to the first three months of fiscal 2005 is a result of distributions paid to stockholders and net payments on notes payable to related parties. The increase in cash used in financing activities in fiscal 2005 was primarily due to the repayment of mortgage notes and related party notes and net recapitalization activities. The decrease in cash used in financing activities in fiscal 2004 primarily related to an increase in notes payable to certain related parties partially offset by higher distributions to stockholders, as borrowings under our credit facilities were minimal during this period.

Revolving Credit Facility. In connection with our recapitalization, we entered into a five-year, $75.0 million asset-based revolving credit facility.

Our senior secured revolving credit facility with Congress Financial Corporation (Central), as administrative agent, Wachovia Capital Markets, LLC, as sole lead arranger and book runner, Wachovia Bank, National

Association, as syndication agent, and certain other lenders provide for aggregate borrowings of up to $75.0 million, including a sublimit for letters of credit of up to $25.0 million, subject to a borrowing base. The borrowing base until December 2005 is the amount equal to (a) the lesser of (i) the amount equal to (A) 85% of the amount of our eligible commercial accounts plus (B) 85% of the amount of our eligible credit card accounts receivable plus (C) the lesser of 90% of the projected net going-out-of-business recovery during January through September and 93% of the projected net going-out-of-business recovery during October through December and 65% of the net book value of eligible inventory and (ii) $75 million, minus (b) certain reserves. After December 31, 2005, the borrowing base is the amount equal to (a) the lesser of (i) the amount equal to (A) 85% of the amount of our eligible commercial accounts plus (B) 85% of the amount of our eligible credit card accounts receivable plus (C) the lesser of 85% of the projected net going-out-of-business recovery during January through September and 90% of the projected net going-out-of-business recovery during October through December and 65% of the net book value of eligible inventory and (ii) $75 million, minus (b) certain reserves. As of June 30, 2005, no amount was outstanding under our revolving credit facility.

Borrowings under our revolving credit facility bear interest, at our option, at either such eurodollar rate plus a margin of between 1.25% and 2.00% per year, or such prime rate plus a margin of between 0.25% and 0.75% per year, in each case, depending on our financial performance. In addition to interest, the lenders under our revolving credit facility are paid certain additional fees on the unused commitments under the facility.

Our revolving credit facility contains customary negative covenants which, among other things, limit indebtedness, liens, mergers and consolidations, asset sales, dividends and other distributions and transactions with affiliates. Our revolving credit facility also contains customary affirmative covenants as to, among other things, financial statements, corporate existence, insurance, properties, collateral maintenance and employee benefit and environmental legal compliance. We are required to maintain a fixed charge coverage ratio (as defined therein) if excess availability under the facility is less than $8.5 million. Our revolving credit facility also contains customary events of default, including non-payment of principal, interest or fees, covenant violations, cross defaults, bankruptcy or insolvency, change of control and material adverse changes to our business.

For additional information regarding the revolving credit facility, see “Description of Certain Other Indebtedness.”

Junior Subordinated Notes. As part of the consideration paid in the recapitalization, we issued $25.0 million of 6% junior subordinated notes, with a fair value of $17.2 million. The junior subordinated notes mature on February 3, 2015 and bear interest at 6% per annum, payable semi-annually. The junior subordinated notes are subordinated to all of our existing and future senior and subordinated debt, including the notes.

Long Term Liquidity. We believe that anticipated cash flows from operations and funds available from our revolving credit facility, together with cash on hand, will provide sufficient funds to finance our operations. As a normal part of our business, we consider opportunities to refinance our existing indebtedness, based on market conditions. Although we may refinance all or part of our existing indebtedness in the future, there can be no assurances that we will do so. Changes in our operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may require us to seek additional debt or equity financing. There can be no guarantee that financing will be available on acceptable terms or at all. Additional debt financing, if available, could impose additional cash payment obligations and additional covenants and operating restrictions.

Accounts Payable-Third Parties. On September 8, 2000, we entered into an Agreement for Wholesale Financing with GE Commercial Distribution Finance Corporation, or GE. Under the agreement, GE advances payments on our behalf to certain of our vendors, which is applied to the purchase of inventory manufactured, sold by or bearing their trademark or trade name. This agreement currently provides for advances up to

$8.0 million, except for the period from October 1 through January 31, when it increases to $10.0 million. As of June 30, 2005, $3.8 million was outstanding under this agreement.

The agreement requires us to grant GE a perfected security interest in all inventory for which GE advanced payment on our behalf. In the event that the aggregate amount we owe GE under the agreement exceeds 100% of the aggregate wholesale price of all unsold inventory in our possession that is financed by and pledged to GE and that is subject to repurchase by the vendors, we must promptly reimburse GE for the excess.

The agreement contains several financial and negative covenants, including limitations on our ability to sell or dispose of our assets, to merge or to consolidate with another entity and to make payments related to our capital stock. In addition, the agreement also contains several events of default, including for non-payment, breach of representations and warranties, bankruptcy, cross-defaults, a material adverse change in our financial or other condition or our business prospects and GE’s good faith determination that it is insecure with respect to the collateral or payment. Either party may terminate the agreement by written notice (unless GE terminates the agreement while we are in default, in which case no notice is required).

As long as we pay the invoice within the trade terms specified by our vendors we do not incur any interest charges on the outstanding balance. Since we entered into this agreement in September 2000, we have paid this account on terms that have not resulted in any interest charges.

Seasonality

Our business is seasonal, with a higher portion of net sales and operating profit realized during the quarter that ends December 31. Our consumer electronics net sales is influenced by overall demand for digital electronics and is generally the highest in the third quarter of each fiscal year due to the holiday shopping season. Appliance revenue is impacted by seasonal weather patterns but is less seasonal than our electronics business and helps to offset the seasonality of our overall business. For example, we experience stronger sales of compressor appliances (air conditioners, refrigerators and freezers) during hotter summers because higher temperatures tend to wear out the compressors in these products and cause consumers to replace them.

Our operating results are also sensitive to broader economic trends, as well as local and regional trends. Our balanced offering of home appliances and consumer electronics has permitted us to achieve more stable operating results and generate significant cash flow even during challenging economic periods.

Impact of Inflation

We do not believe inflation has had a material effect on our net sales or results of operations.

Contractual Obligations

The contractual obligations of our company at March 31, 2005, are as follows (dollars are in millions):

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$164.6	$19.3	$35.8	$30.6	$78.9
Junior and senior notes	190.0	—	—	—	190.0
Interest payable on junior and senior notes	133.7	16.3	32.7	32.7	52.0

We lease all our retail stores, warehouses and office space, our corporate airplane and 108 vehicles under operating leases. Noncancellable lease agreements expire at various dates through March 31, 2026, require various minimum annual rentals and contain certain options for renewal. Certain of these leases are with related parties, including one of our stockholders. The majority of the real estate leases require payment of property taxes, normal maintenance and insurance on the properties. Total rent expense with respect to real property was approximately $16.3 million, $13.9 million and $10.6 million in fiscal 2005, 2004 and 2003, respectively. As adjusted to add back the reduction in rent expense attributable to the consolidation of our variable interest entities, total rent expense for our real property would have been approximately $18.3 million, $15.9 million and $12.6 million in fiscal 2005, 2004 and 2003, respectively. Contingent rentals based upon sales are applicable to certain of the store leases. Contingent rent expense was approximately $159,000, $141,000 and $115,000 in fiscal 2005, 2004 and 2003, respectively. Total rental expense with respect to real property has increased as a result of the increase in the number of our stores.

Off Balance Sheet Items

We do not have any off balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in interest rates on our outstanding debt. These exposures are directly related to our normal funding and investing activities. The debt under our revolving credit facility is subject to this market risk. We are not currently exposed to market risk from currency fluctuations as all our purchases are dollar-denominated.

We had no variable-rate debt outstanding as of March 31, 2005. We do not hedge interest rate exposure. We will consider entering into interest rate swap agreements at such times as we deem appropriate.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues, expenses and related disclosures of contingent assets and liabilities. We base our estimates on historical experience and on other assumptions that we believe to be relevant under the circumstances and these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates under different assumptions and/or conditions. We continually evaluate the information used to make these estimates as our business and the economic environment changes. We use estimates throughout our financial statements, but the accounting policies and estimates we consider most critical, in addition to the policy discussed above under “—Consolidation of Certain Related Party Entities,” are those described below:

Vendor Allowances. We receive funds from our vendors for volume rebates, marketing, support, training and other discount and promotion programs, which we record on an accrual basis as a reduction of either the related expense or the related product cost. The majority of our vendors support us with cooperative advertising. The programs generally are negotiated at least annually and are based on purchases of product. If an individual vendor were to discontinue its support of us through cooperative advertising, we would purchase our products through vendors who would support us through allowances and we would expect to incur a similar level of advertising expenditures.

We accrue allowances based on the satisfaction of terms of the program and sales of qualifying products even though we may not receive the allowances until the end of a quarter or year. When we record vendor allowances we must determine the period in which they should be recorded and whether they should be reflected as adjustments to cost of goods sold or the related expense, as provided in EITF Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor, which we adopted in fiscal

2003, effective April 1, 2002. If the programs provide reimbursement for specific, incremental and identifiable costs incurred to promote a vendor’s products, the allowances, credits, or payments are recorded as a reduction of the related expense in the period in which the cost is incurred. We also deduct amounts for cooperative advertising from our payments to manufacturers for inventory purchases based on individual agreements with our manufacturers. For all other vendor programs, the allowances, credits or payments are recorded as a reduction to the related inventory cost (rather than as a reduction to advertising expense) and therefore recognized in cost of goods sold when the product is sold. Net advertising expense in fiscal years ended March 31, 2003, 2004 and 2005 was $25.3 million, $33.2 million and $35.7 million, respectively. The cumulative effect of the change in our method of accounting for vendor allowances resulted in a non-cash charge in fiscal 2003 of $1.3 million.

Self-Insured Liabilities. We are self-insured for certain losses related to workers’ compensation, general liability, motor vehicle and health insurance. We obtain third-party insurance coverage to limit our exposure to certain of these claims. When estimating our self-insurance liabilities, we consider a number of factors, including historical claims experience, loss estimates and information provided by third-party administrators. We periodically review our assumptions, estimates and the information provided by third-party administrators to determine the adequacy of our reserves for our self-insured liabilities. Our reserves for self-insurance were $2.6 million and $3.6 million at March 31, 2004 and 2005, respectively.

Accounting for Stock-Based Compensation. We adopted our 2003 Equity Incentive Plan in April 2003, pursuant to which we have issued 60,000 stock appreciation rights, or SARs, and 45,000 stock options. The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for its stock options and stock appreciation rights. FASB Statement No. 123, Accounting for Stock-Based Compensation and FASB Statement No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, we have elected to continue to apply the intrinsic-value-based method of accounting described above, and have adopted only the disclosure requirements of Statement 123, as amended. The common stock we issued in exchange for a nonrecourse note and the SARs we issued are considered to be variable awards under APB Opinion No. 25 and related interpretations. Accordingly, stock compensation expense of $2.4 million was recorded for the year ended March 31, 2004, and $9.3 million was recorded for the year ended March 31, 2005, to reflect the increase in estimated fair value of our common stock. We use traditional valuation models, such as multiples of cash flows and prices for comparable publicly traded companies, to value our common stock and to estimate the compensation expense, if any, related to our 2003 equity incentive plan.

In December 2004, the FASB issued FASB Statement No. 123R, Share-Based Payment, which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services. This standard requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This eliminates the exception to account for such awards using the intrinsic value-based method previously allowable under APB Opinion No. 25. FASB Statement No. 123R will be effective for annual reporting periods beginning on or after June 15, 2005. The Company will adopt FASB Statement 123R effective April 1, 2006 and expects that the adoption will have an adverse impact on its consolidated net income.

Change in Accountants

On October 31, 2003, the Board of Directors dismissed Ernst & Young LLP as our independent registered public accounting firm.

The reports issued by Ernst & Young LLP in connection with our financial statements for the fiscal years ended March 31, 2003 and 2002, which are the two fiscal years immediately preceding our dismissal of Ernst & Young LLP, did not contain an adverse opinion or a disclaimer of opinion, nor was either such report qualified or modified as to uncertainty, audit scope, or accounting principles (other than as it relates to the adoption of EITF Issue 02-16 in fiscal 2003).

During the fiscal years ended March 31, 2003 and 2002 and the subsequent interim period preceding the dismissal of Ernst & Young LLP on October 31, 2003, there were no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement (as defined in Item 304 (a) (1) (iv) of Regulation S-K), if not resolved to the satisfaction of Ernst & Young LLP, would have caused Ernst & Young LLP to make reference to the subject matter of such disagreement in connection with its reports for such years, and there occurred no reportable events (as defined in Item 304 (a)(1)(v) of Regulation S-K).

We have provided Ernst & Young LLP with a copy of the foregoing statements. A copy of Ernst & Young LLP’s letter to the Securities and Exchange Commission, dated August 17, 2005 regarding its agreement with the foregoing statements is attached to this registration statement as Exhibit 16.1.

On November 3, 2003, our Board of Directors engaged Katz, Sapper & Miller LLP, Indianapolis, Indiana, as our principal independent accountants. Prior to our engagement of Katz, Sapper & Miller LLP, we did not consult with Katz, Sapper & Miller LLP regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304 (a)(1)(iv) of Regulation S-K) or a reportable event (as defined in Item 304 (a)(1)(v) of Regulation S-K).

On September 12, 2004, our Board of Directors dismissed Katz, Sapper & Miller LLP as our independent accountants in anticipation of our recapitalization and issuance of the old notes because Katz, Sapper & Miller LLP is not registered with the Public Company Accounting Oversight Board (PCAOB). The report issued by Katz, Sapper & Miller LLP in connection with our financial statements for the fiscal year ended March 31, 2004 did not contain an adverse opinion or a disclaimer of opinion, nor was the report qualified or modified as to uncertainty, audit scope, or accounting principles. During the fiscal year ended March 31, 2004, there were no disagreements with Katz, Sapper & Miller LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement (as defined in Item 304 (a)(1)(iv) of Regulation S-K), if not resolved to the satisfaction of Katz, Sapper & Miller LLP, would have caused Katz, Sapper & Miller LLP to make reference to the subject matter of such disagreement in connection with its reports, and there occurred no reportable events (as defined in Item 304 (a)(1)(v) of Regulation S-K).

We have provided Katz, Sapper & Miller LLP with a copy of the foregoing statements. A copy of Katz, Sapper & Miller LLP’s letter to the Securities and Exchange Commission, dated August 17, 2005 regarding its agreement with the foregoing statements is attached to this registration statement as Exhibit 16.2.

On September 13, 2004, our Board of Directors engaged KPMG LLP as our principal independent registered public accounting firm. Prior to our engagement of KPMG LLP, we did not consult with KPMG LLP regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304 (a)(1)(iv) of Regulation S-K) or a reportable event (as defined in Item 304 (a)(1)(v) of Regulation S-K).

INDUSTRY OVERVIEW

The consumer electronics and home appliance industries have demonstrated strong growth, driven by new product introductions, particularly in the premium categories that we target. The industries include televisions, audio, video and mobile electronics, major home appliances, small appliances and home office equipment. According to the U.S. Bureau of Economic Analysis, U.S. consumers spent a combined total of $163.9 billion on consumer electronics and home appliances during 2003.

The channels of distribution for consumer electronics and home appliances include mass merchants, home improvement superstores, specialty home office retailers, discount stores and independent dealers in addition to direct-to-customer alternatives. The shift towards digital technology, as well as new product innovations in appliances, has also increased demand for repair, delivery and installation services. These services are becoming a greater differentiating factor among retail channels. The mass merchants, for example, are unable to offer the delivery and installation required for larger and more complex home theater and appliance products.

Consumer Electronics Industry

According to CEA, 2004 retail sales in the consumer electronics industry increased by 10.7% over 2003. Total factory sales in the industry are projected to grow by 8% through 2008, based upon CEA estimates. This growth is primarily due to the accelerated adoption of digital products.

Growth of digital technology is strong in nearly every product category across the consumer electronics spectrum, including digital televisions, cameras and home theater systems. According to the CEA, industry-wide sales of digital products grew at a compound annual rate of 47.1% during the 5 year period ended December 2003 and are expected to grow 18.1% per year through 2007. Digital technology provides significant advantages over its analog counterpart particularly in the areas of clarity, durability and compatibility with home computers. The rapid growth in household penetration rates for digital products can be attributed to these advantages. Digital television sales topped over 7 million units in 2004 according to the CEA. Rapid adoption rates of digital televisions provide a promising outlook for sales of digital televisions. The CEA projects that over 10 million digital television units will be sold in 2005. By 2008, digital television sales are projected to reach 27.0 million units.

Appliance Industry

According to the U.S. Bureau of Economic Analysis, U.S. consumer spending on kitchen and household appliances in 2003 reached $33.4 billion, representing an increase of 5.4% from 2002. Historically, appliance sales have been less seasonal and have grown at a more stable rate than consumer electronics sales.

According to Standard & Poor’s, new product innovations are stimulating demand and allowing for increases in average unit selling prices in the premium sector of home appliances. Examples of new products include customized refrigerators (some with built-in LCD screens), personal garment dry-cleaning appliances and high-speed ovens. In addition, a heightened consumer demand for energy efficient appliances is also driving purchases of new products. Remodeling and home ownership are also growth drivers for the home appliance industry.

BUSINESS

Our Company

We are a specialty retailer of premium video products, including digital televisions and home theater systems, brand name appliances, audio products and accessories. We offer a balanced mix of appliances and video products, supported by a commissioned sales force that is focused on providing our customers with an information-rich customer service experience and a merchandise distribution system that enables us to deliver and install most of our products on the day of purchase. Over our 50-year history we have successfully competed against the leading retailers in our industry. We currently operate 62 retail stores and have entered six new metropolitan markets since 1999. Our retail stores are located in major urban and suburban areas in Ohio, Indiana, Georgia, Tennessee, Kentucky, North Carolina, South Carolina and Alabama.

Our stores, which average approximately 30,000 square feet, are designed to appeal to customers who seek consumer electronics and home appliances with advanced features, functionality and performance. Our store layout emphasizes both our video and appliance businesses. To effectively display and demonstrate our broad selection of products, our new store format includes fully operational kitchens, working appliances, plasma and LCD television display walls and digital camera and camcorder centers. We carry over 110 models of digital televisions and over 400 models of appliances, most of which we display in our stores. Our stores are located in power centers or freestanding locations in high traffic areas, usually near our major competitors. We drive store traffic and enhance our brand recognition through year-round television and radio advertising and weekly newspaper inserts.

Our merchandising strategy emphasizes an extensive selection of products, including premium, feature-rich products and limited-distribution items, which carry higher gross margins. We also offer popular, entry-level products at competitive prices, which helps drive customer traffic. Our broad offering allows our customers to compare various products, and our sales associates assist our customers with their buying decisions by educating them on the differences in functionality and performance of the different products and brands we offer. This education-oriented, consultative sales approach frequently results in our customers choosing to purchase our higher-margin premium or limited-distribution products because of their improved features and performance. We regularly monitor our competitors to ensure that all of our products are competitively priced and we provide an in-stock guarantee on all of our advertised products.

Our sales can be categorized in the following manner:

•	Video products: We offer a broad selection of the latest video products, such as plasma, liquid crystal display (LCD), digital light processing (DLP) and projection televisions as well as other products, including digital camcorders and DVD recorders. Representative brands include Hitachi, JVC, Mitsubishi, Panasonic, Philips, Sharp, Sony and Toshiba. For the 12 months ended June 30, 2005, video products represented 47.2% of net sales.

•	Home appliances: We offer a broad selection of major appliances, including the latest generation refrigerators, ranges, dishwashers, freezers, washers and dryers, sold under a variety of leading brand names. Representative brands include Bosch, Frigidaire, GE, KitchenAid, LG, Maytag and Whirlpool. For the 12 months ended June 30, 2005, home appliances represented 36.9% of net sales.

•	Other products and services: We also sell audio products, other select popular consumer electronics and accessories. Additionally, we provide our customers with a suite of services including ESPs, same-day delivery and installation and in-home repair and maintenance for which we receive revenues. Products such as home audio systems, cameras, telephones and satellite dish network systems generate and support store traffic and create cross-selling opportunities with our other products while our services are aimed at enhancing our customers’ satisfaction. For the 12 months ended June 30, 2005, other products and services represented 15.9% of net sales.

Over the last five fiscal years, our net sales and net income have grown at a compound annual rate of 13.6% and 16.3%, respectively. For the 12 months ended June 30, 2005, we generated net sales of $829.3 million and net income of $28.7 million.

Competitive Strengths

We believe the following strengths contribute significantly to our success, differentiate us from our competitors and position us for growth within our existing and new markets:

Leading Market Positions. We have achieved a leading market position in digital televisions and major appliances in the majority of our markets. We have established these leading positions despite the entry or presence of every leading competitor in our markets.

Extensively Trained, Commissioned Sales Force. Our extensively trained, commissioned sales force enables us to educate our customers on the benefits of our feature-rich, higher-margin products. Through ongoing training, our sales associates have the product knowledge to articulate the differences in the functionality and performance of the products we offer. An added result of our trained sales force is that some of our key vendors select us rather than our major competitors to introduce new products and technologies. Over 90% of our sales force are full-time employees, supporting our goal of hiring individuals who are career-oriented and highly motivated.

Broad Merchandise Assortment with Established Vendor Relationships. We have extensive product and brand offerings of premium video products and home appliances. This wide selection of leading brands at competitive prices balances higher-end digital and home theater products and latest generation appliances. We carry over 110 models of digital televisions and over 400 models of appliances. Our ability to sell a broad selection of products, including limited-distribution items, has made us an important partner for our vendors to showcase their higher-margin product offerings. We are a major retailer for Hitachi, Frigidaire, Whirlpool, JVC, Mitsubishi, Bosch, GE, Maytag, Philips, Sony and Toshiba.

Distribution and Delivery Network. We offer our customers same-day delivery and installation services for virtually all of our products. Our network of eight distribution centers is capable of handling over 2,000 deliveries per day. The importance of these services is underscored by the fact that 80% of our large screen television customers and 77% of our large appliance customers purchase our delivery or installation service. Our delivery and installation services significantly enhance our ability to sell these larger, more complex products.

Attractive Store Economics with Stable Margins and Cash Flow. Our store-level economics and cash flow reflect our strategic focus on maintaining a balanced product offering with a focus on premium, higher-margin products. Over the past four fiscal years, we have averaged net sales of more than $400 per square foot while maintaining gross profit margins of at least 30% and inventory turnover greater than 6.0 times. Our new stores typically achieve positive cash flow within three months of opening and generally provide a cash payback in less than two years. As a result of our balanced merchandise mix of appliances and video products, our cash flow tends to be less seasonal and more stable over the long term relative to our consumer electronics-focused competitors.

Strong Industry Fundamentals. We are well positioned to benefit from the expected strong growth and higher margins in digital products as well as the continued stability and steady growth in major appliances. According to the CEA, industry-wide sales of digital products grew at a compound annual rate of 47.1% during the 5 year period ended December 2003 and are expected to grow 18.1% per year through 2007. Accelerated growth is expected to continue within our core digital product offerings, which accounted for approximately 33.5% of our net sales in fiscal 2005. A significant driver of this growth is the relatively low household penetration of digital televisions of 8% in 2003, according to CEA. Additionally, the stable and growing home appliance business accounted for 36.7% of our total net sales in fiscal 2005.

Experienced and Proven Management. Our management team has on average 24 years of relevant industry experience and over 14 years of experience with us. We believe our management team’s depth of experience has enabled us to anticipate and respond effectively to industry trends and competitive dynamics while meeting the needs of our customers. They have also built and maintained strong vendor relationships and executed our strategy of opening stores in existing and new markets.

Business Strategy

Our goal is to be the leading retailer for digital and home theater products and major appliances in the markets in which we compete. We believe the following are key elements to our business strategy:

Focus on Higher-Margin Products. We expect to continue to grow net sales and gross profits by focusing on higher-margin products and strategically managing our lower-margin, traffic-driving items. We believe feature-rich products complement our service offering and leverage our extensively trained sales force. This focus provides us with access to special limited-distribution items that our vendors reserve for their more profitable channels. We closely monitor our product and brand offering to ensure that we maximize our gross margin per square foot and drive our inventory turns. To the extent a particular product or brand does not provide strategic or economic value to our stores, we minimize or eliminate it. An example of this disciplined approach was our decision in 2002 to exit the personal computer business, which we believe is a volatile and low-margin business.

Provide Product Expertise. We will continue to provide product expertise to our customers through our extensively trained, commissioned sales associates. Each sales associate undertakes 80 hours of initial training and ten hours per month of ongoing training. Our sales associates are trained to explain the benefits and features of our products and are evaluated based on their performance in servicing our customers. This consultative sales approach differentiates us from our competitors and is an effective means of educating customers about the advantages of our feature-rich, higher-margin products. For example, we were one of a select group of retailers to introduce Hitachi’s new DVD camcorder and Whirlpool’s front-load high-efficiency washer because of our ability to explain the products and offer related installation services to our customers.

Offer a Comprehensive Suite of Customer Services. We continually monitor and strive to raise our customer service levels and expand our service offerings. We provide a knowledgeable sales force, same-day delivery and installation on most products we sell, a private label credit card, extended warranty plans and in-home repair and maintenance. We also offer customer support through our central customer service center, which is open six days a week. In addition, we employ over 160 technicians who install and service products sold by us and our competitors. We believe that no major national competitor offers as extensive a suite of customer services as we do. The level of service we offer our customers is a significant differentiating factor that builds loyalty and remains an essential part of our business strategy.

Maximize Operating Efficiency. We focus on increasing comparable store sales, enhancing margins and minimizing working capital requirements to drive operating efficiency. We seek to increase comparable store sales by providing customer service, offering a broad selection of products, utilizing effective advertising and promotion, offering everyday competitive pricing and systematically reinvesting in our stores. We seek to maximize gross profit through a balanced approach of selling higher-margin products and strategically managing our merchandise mix of lower-margin items, while actively controlling store-level costs. We minimize our working capital requirements by maximizing our inventory turnover and taking advantage of favorable vendor payment terms.

Pursue a Disciplined Expansion Strategy. We intend to continue opening or acquiring stores in our existing markets and entering new markets. We follow a disciplined approach to expansion with a focus on building store density, gaining strong market share and maximizing operating efficiencies. In existing markets, we look for opportunities to add stores to further leverage our distribution network and advertising spending and enhance market share. For new markets, we generally enter growing contiguous regions that meet our demographic and competitive criteria.

Merchandising and Purchasing

Merchandise. We focus on offering one of the most extensive product and brand selections in our industry. We offer a broad selection of the leading brands at everyday competitive prices and provide a balance of digital and home theater products and appliances. Our premium products help drive margins and profitability while our lower-margin products help drive customer traffic. We focus on offering a balanced mix of appliances and video products that are supported by our customer service and installation offerings and can be differentiated by our extensively trained sales associates. We carry over 110 models of digital televisions and over 400 models of appliances. Our balanced mix of appliances and consumer electronics positions us to benefit from the expected strong growth and higher margins in digital products, as well as the continued stability in major appliances.

Product Categories. We sell a wide variety of premium video products, including digital televisions and home theater systems, home appliances, audio products and accessories and related services. See “—Customer Service and Service Offering.” The charts set forth below show the percentage of net sales by category for fiscal 2004 and fiscal 2005.

The table below lists selected products and representative brands for our core merchandise categories:

Category	Products	Selected Brands
Video Products	Flat panel televisions, digital projection televisions, portable DVD players, DVD recorders, digital camcorders	Hitachi, JVC, Mitsubishi, Panasonic, Philips, Sharp, Sony and Toshiba

Home Appliances	Refrigerators, freezers, washers and dryers, cooking ranges, dishwashers, air conditioners	Bosch, Frigidaire, GE, KitchenAid, LG, Maytag and Whirlpool

Other Products	Home theater receivers, CD players, speaker systems, digital cameras, PDAs	Bose, Cannon, JVC, Minolta, Onkyo, Polk and Sony

Purchasing. Our top ten and 20 suppliers accounted for over 73.5% and 86.9%, respectively, of merchandise purchased by us during fiscal 2005. One of our vendors, Whirlpool, represented more than 10% of our total purchases in fiscal 2005. Our other key suppliers include Bosch, GE, Maytag, Philips, Sony and Toshiba.

Our purchasing strategy varies by vendor and product line. We do not generally have long-term contracts with any of our major suppliers; rather we typically order our inventory through the issuances of individual purchase orders to vendors. Our ability to sell a broad selection of products, including limited-distribution items, has made us an important partner for our vendors to showcase their higher-margin product offerings. In an effort to support our strategy, vendors offer us various incentives including volume discounts, trade financing, co-op advertising, promotional items and inventory on a consignment basis. Additionally, our wholly-owned subsidiary, HHG Distributing, LLC, is a member of a joint venture that gives us favorable pricing on the purchase of certain high-end European home appliances. Several of our vendors provide us with limited-distribution products and preferential allocations of high-demand products that they do not make available to many of our competitors. For example, we were one of a select group of retailers to introduce Hitachi’s new DVD camcorder and Whirlpool’s front-load, high-efficiency washer.

Stores and Store Operations

Operations. We have developed a standardized and detailed system for operating our stores. The system includes procedures for inventory management, transaction processing, customer relations, store administration and merchandise display. Our store operations are organized into nine geographic regions. Each region is under the supervision of a regional manager who monitors store operations and meets regularly with store managers to discuss merchandising, new product introductions, sales promotions, customer feedback and store operating performance. Regional managers also maintain general supervision over regional distribution and service centers. A store is typically overseen by a general manager, a sales manager, an operations manager and a staff averaging 20 salespeople and nine additional support staff. Our stores are open seven days and six nights a week.

Layout. Our typical stores average approximately 30,000 square feet, approximately 80% of which is allocated to retail space and approximately 20% to non-retail space, such as warehousing and customer service. Our stores are designed to focus attention on our higher-margin products such as digital televisions and premium appliances. With the opening of our Atlanta stores in 2003, we refined our store design to include fully operational kitchens, working appliances, plasma and LCD television display walls, and digital camera and camcorder centers. Due to the success of our Atlanta store design, we have used this store design in all stores subsequently opened and we plan to use this store design for our new stores in all of our markets. We typically renovate approximately 10% of our existing store base on an annual basis. In fiscal 2005, we spent approximately $3.3 million to remodel five stores, which includes the costs associated with the opening of our first “Fine Lines” concept for ultra-premium appliances in Indianapolis. Over the past five fiscal years we have closed three stores upon expiration of their leases and relocated two stores.

Locations. We currently lease all our stores, which are located in Ohio, Indiana, Georgia, Tennessee, Kentucky, North Carolina, South Carolina and Alabama. We also lease our corporate headquarters which is located in Indianapolis, Indiana. Our corporate headquarters includes a retail store, corporate training center, central distribution and warehousing facility, corporate call center and service repair facility collectively totaling over 433,000 square feet.

The following table sets forth certain information relating to our stores by geographic region:

Location	Opening Date	Location	Opening Date
Central Indiana:		Columbus:
Indianapolis North	January 1990	Brice Road	July 1999
Indianapolis West	September 1993	Chillicothe	July 1999
Indianapolis East	November 1994	Newark	July 1999
Terre Haute	March 1997	West Broad	July 1999
Indianapolis South	September 1997	Zanesville	July 1999
Avon	July 2001	Sawmill	October 2000

Northern Indiana:		Cleveland:
Ft. Wayne	November 1993	Canton	October 2001
Anderson	May 1994	Mentor	October 2001
Muncie	May 1994	North Randall	October 2001
Lafayette	June 1994	Parma	October 2001
Kokomo	June 1998	Chapel Hill	June 2002
Richmond	October 1999	Fairlawn	October 2002

Nashville:		Atlanta:
Thompson Lane	April 1984	Kennesaw	March 2003
Hickory Hollow	August 1987	Southlake	March 2003
Bowling Green	June 1990	Fayetteville	April 2003
Clarksville	August 1995	Gwinnett	April 2003
Rivergate	December 1997	Stonecrest	April 2003
Cool Springs	November 2000	Douglasville	September 2003
Murfreesboro	July 2004	Mall of Georgia	October 2003
Huntsville, AL*	October 2004	Smyrna	October 2003
		Alpharetta	October 2004
Louisville/Lexington:		Newnan	October 2004
Clarksville	August 1995	Columbus	November 2004
Louisville	November 1996
Bloomington	October 1998	Charlotte:
Outer Loop	October 2002	Concord	April 2005
Lexington	June 2003	Matthews	April 2005
		Pineville	June 2005
		Greenville	July 2005

Cincinnati/Dayton:
Colerain	February 1999
Eastgate	February 1999
Florence	February 1999
Fields Ertel	March 1999
Western Hill	March 1999
Hamilton	May 1999
Beavercreek	April 2001
Dayton Mall	October 2001
Piqua	June 2002
Tri County	October 2002
*	Our Huntsville, Alabama store is serviced by our Nashville distribution center and, thus, is included in the Nashville market.

Market and Site Selection. We target markets that meet our demographic and competitive criteria, including areas that demonstrate above average economic growth, strong new housing starts and remodeling activity and a favorable percentage of our target customers. When considering new markets, we analyze total market potential and advertising and lease costs, as well as proximity to distribution facilities. Our target markets typically include most or all of our major competitors. Within our markets, we locate our stores in power centers or freestanding locations in high traffic areas, usually near our major competitors. Primary site evaluation criteria include total sales volume potential, co-tenancies, traffic patterns, visibility, access, parking availability and occupancy costs. Historically, we have been able to locate and open stores profitably in a wide variety of areas by negotiating lease terms that we believe are favorable. Both our Chief Executive Officer and President are actively involved in site selection and analysis for our stores and visit every new location before we sign a lease. From the time of the initial identification of a market, approximately 18 months are required for site approval, lease negotiation, property build out, the hiring and training of associates and the stocking of inventory before the opening of a store.

Store Expansion. We plan to continue our methodical approach to opening new stores in existing and new markets. In fiscal 2004, we opened six new stores in the Atlanta market. In fiscal 2005, we opened one store in Alabama, one store in Tennessee and three additional stores in the Atlanta market, bringing our total stores in the Atlanta market to 11. In the first quarter of fiscal 2006, we opened three new stores in North Carolina. Since the end of the first quarter of fiscal 2006, we opened one new store in South Carolina and plan to open an additional four new stores in North Carolina and South Carolina, one in Ohio, and relocate two stores in other markets in fiscal 2006. For each potential market and store location, we undertake a detailed market analysis and focus on opportunities where we can leverage our existing distribution infrastructure and marketing expenditures. We focus on expanding in existing markets where we can continue to gain market share and in contiguous markets with demographics and competitive environments similar to those of our core markets in Indiana, Kentucky, Ohio, Tennessee and Georgia.

The following table reflects our store openings, relocations and closings for the periods indicated:

	Fiscal 2001	Fiscal 2002	Fiscal 2003	Fiscal 2004	Fiscal 2005	Fiscal 2006*
Beginning	33	35	42	48	54	58
Open	2	7	7	7	5	4
Close	—	—	1	1	1	—
Relocate	1	—	—	—	1	—
End of Year	35	42	48	54	58	62

*	Through August 8, 2005.

Customer Service and Service Offering

We focus on making every customer’s shopping experience pleasurable and informative and aim to be the customer’s primary destination for consumer electronics and home appliances, ensuring long-term customer loyalty. We employ numerous internal systems aimed at monitoring customer service in each of our markets, and we focus on offering a comprehensive suite of services to our customers.

Our philosophy for customer satisfaction and the services we offer our customers include:

•	offering a richer product mix than our competitors;

•	employing extensively trained sales personnel;

•	listening to and educating our customers;

•	investing in consumer and market research to ensure a top quality, competitive offering;

•	providing customer satisfaction incentives to employees;

•	adhering to an advertised in-stock guarantee program, which provides the customer with the next best product at the advertised price if a particular product is out of stock;

•	providing same- or next-day delivery and installation;

•	providing a third-party private label credit card;

•	offering customer support through our central call center; and

•	providing extended service plans and in-home service and repair of our and our competitors’ products.

Product Service and Support. We currently employ over 160 service technicians who repair products both with and without warranties, including products sold by our competitors. Like a majority of our competitors, we offer ESPs to our customers. Our ESPs typically extend three to five years beyond the manufacturer’s warranty and cover all service and repair-related maintenance. Approximately 60% of our service requests are completed at the customer’s premises. We employ over 120 field technicians to fulfill these requests and devote space in each of our central distribution centers, or CDCs, and regional distribution centers, or RDCs, to more extensive service and repair work. Our service centers and field technicians completed over 170,000 product repairs during fiscal 2005. The Company intends to outsource the product repair services and anticipate this transition will be completed during fiscal 2006.

In fiscal 2001, we began selling ESPs for appliance products on behalf of GE-Zurich Warranty Management, Inc., or GE-Zurich. Prior to entering into this agreement with GE-Zurich, we sold ESPs for appliance products under which we were obligated to provide service. Under our GE-Zurich arrangement, we pay GE-Zurich a flat fee for each ESP we sell. In exchange, GE-Zurich assumes the financial responsibility for servicing these ESPs over their life. To the extent we service any claims under the GE-Zurich ESP, we are reimbursed by GE-Zurich for the cost of parts and a flat fee for our labor. We currently sell and service our own ESPs for consumer electronics except in our new Charlotte market where we are selling both appliance and consumer electronics ESPs through GE-Zurich. We continue to evaluate opportunities to sell third-party warranty programs for consumer electronics products and are actively negotiating competitive outsourcing arrangements for our consumer electronics ESPs.

We offer customer support via our central customer service and call center. Our service center is open six days a week and provides customers a toll-free resource to ask product-related questions and schedule maintenance and repair service. Our service center is also critical to our ability to measure customer service. Between our outside providers and our in-house call center, we complete over 2,500 post-shopping customer phone surveys monthly. Over 200 of our managers are compensated in part based on the results of these customer surveys.

Consumer financing. We offer customers financing, including a private label credit card, through third-party financial institutions. The use of financing encourages customers to purchase products and promotes our business. The third-party institutions assume the risk of collection from our customers and have no recourse against us for any uncollected amounts.

Advertising and Promotion

We utilize advertising and promotion to increase our brand awareness and drive in-store traffic. We seek to be the advertising leader in each of our markets by continually developing and enhancing our advertising and promotion programs and initiatives. Through the use of a balanced media mix, which includes preprinted newspaper inserts, television, radio and outdoor event sponsorship, we aggressively promote our products and services. We make over 22 million electronic impressions per year through television and average a minimum of seven million preprinted newspaper inserts weekly with more than 19.5 million reader impressions. We outsource media placement to an advertising agency, but handle newspaper advertisement design internally. We utilize television and radio to reach our target audience 52 weeks a year.

Our website, www.hhgregg.com, features our full line of products and provides useful information to consumers on the features and benefits of our products, our store locations and hours of operations. While we offer on-line shopping, the website’s primary purpose is to increase customer traffic. Our website currently averages approximately 6,100 visits per day.

Personnel and Training

We seek to hire individuals who are career-oriented and motivated by a commission-based environment. Our sales associates are compensated based not only on sales, but also on product profitability. They are also evaluated based on customer service scores generated from our post-shopping customer phone surveys. New sales associates are required to complete 80 hours of initial in-house training focused on product knowledge and functionality, customer service and general store operations. Sales associates also participate in on-going weekly training for an average of ten hours per month in order to stay current with new product offerings and customer service initiatives. This weekly training includes quarterly meetings with vendors to learn about upcoming product releases.

We operate a professional development program that provides managers with a variety of tools and training to enable them to better lead their sales associates and to meet their performance objectives. Manager candidates undergo comprehensive training in store operations, sales, management and communications skills so that they can eventually manage their own stores and have the opportunity to become regional managers. Managers first attend our Manager-in-Training, or MIT, program, which develops each manager’s managerial and supervisory skills. After completion of our training programs, manager candidates work as assistant managers. Successful assistant managers then manage one of our lower-volume stores, where he or she is supervised closely by the store’s regional manager. We give managers an opportunity to operate higher-volume stores as they become more proficient in their management skills.

Our store and regional managers are essential to our store expansion strategy. We use experienced store and regional managers from existing markets when entering new markets. Our MIT program provides a pipeline of future store and regional managers. This program allows us to fill store management positions with personnel promoted from within each store and to staff new stores from our pool of trained managers.

Distribution and Warehousing

Our distribution and warehousing functions are designed to optimize inventory turnover and delivery efficiency and minimize product handling. Our distribution and warehousing system consists of two CDCs and six RDCs. We operate CDCs in Indianapolis and Atlanta and RDCs in Charlotte, Cincinnati, Cleveland, Columbus, Louisville and Nashville. CDCs receive products directly from manufacturers and stock merchandise for local customer delivery and store and RDC replenishment. RDCs receive each day inventory from their respective CDCs or directly from manufacturers for home delivery. Merchandise is generally not transferred store-to-store, and both CDCs and RDCs are equipped to handle service-related functions. Our CDCs and RDCs receive and ship inventory in three shifts, seven days a week. As of June 30, 2005, we utilized a fleet of 394 vehicles that support delivery, installation and maintenance and used third-party providers to augment our delivery service. We believe that our existing distribution and warehouse system is adequate to support expansion in our existing markets. To the extent we expand into new markets that cannot be served by our existing CDCs and RDCs, we expect to invest in additional distribution and warehouse infrastructure, primarily RDCs. CDCs and RDCs typically require up to $1.9 million and $1.3 million, respectively, in capital expenditures to equip a fully mature market. All of our distribution facilities are leased.

The following table sets forth certain information relating to our CDCs and RDCs:

Facility	Opening Date	Area Served	Size (sq. ft)
CDC:
Atlanta, Georgia	January 2003	Southeast	273,200
Indianapolis, Indiana	June 1986	Midwest	319,458

RDC:
Charlotte, North Carolina	April 2005	Charlotte	99,688
Cincinnati, Ohio	March 1999	Cincinnati	100,800
Cleveland, Ohio	September 2001	Cleveland	100,800
Columbus, Ohio	August 1999	Columbus	166,790
Louisville, Kentucky	August 2002	Louisville	61,000
Nashville, Tennessee	April 1988	Nashville	27,000

Typically, large appliances, projection televisions and home theater products are delivered directly to a customer’s home. Our stores carry a limited amount of inventory of these larger items to accommodate customers who prefer to transport merchandise themselves. Smaller-sized items such as DVD players, camcorders, digital cameras, televisions less than 30 inches, and small appliances are adequately stocked in-store to meet customer demand.

We began outsourcing our delivery services in the Atlanta market in April 2003 with reliable third-party delivery companies and have since begun outsourcing our delivery services in Alabama, Ohio, Kentucky, North Carolina and South Carolina. Outsourcing has reduced our delivery-related fuel and insurance costs, decreased damage to vehicles and property, and lowered our capital expenditures related to our distribution vehicle fleet without lowering customer satisfaction. Our outsourcing partners assign certain employees to us and those employees deliver product exclusively for us, generally carry our logo on their vehicles and wear H.H. Gregg uniforms. This allows us to maintain our brand identity and high customer service levels following purchase. We continue to provide all installation services and remain the customer’s primary point of contact throughout delivery and installation, thereby ensuring that we are accountable for the quality of the service. We also closely monitor our delivery partners to assess the customer’s satisfaction with their services. We currently outsource approximately 65% of our deliveries. We compensate our outsourcing partners based on a combination of delivery volume, performance and customer feedback, and have the ability to manage their frequency of use. We are not subject to any long-term agreements with any of our delivery partners. Given our ability to lower costs while maintaining high delivery service levels by outsourcing our delivery service, we will continue to assess opportunities to outsource additional portions of our delivery function.

Management Information Systems

We use our management information system to conduct our store operations and for critical corporate and business planning functions. Our management information system operates on an HP3000 hardware platform and runs a combination of retail industry standard and customized software applications for the following business functions:

•	store operations (including point-of-sale, sales personnel and store performance reporting);

•	sales management;

•	merchandising;

•	marketing and advertising;

•	supply chain and inventory management;

•	financial reporting and accounting;

•	delivery and other customer services; and

•	human resources, payroll/benefits and other administrative functions.

The management information system also includes a wide-area network linking our stores and distribution centers to our corporate offices. This provides real-time polling of sales, scheduled deliveries and inventory levels at the store and distribution center level. In our distribution centers, we use radio frequency networks to assist in receiving, stock put-away, stock movement, order filling, cycle counting and inventory management.

We believe our existing management information system is adequate for our current needs and will support our planned growth through fiscal 2006. However, our primary hardware vendor will no longer be providing support for our HP3000 platform after December 31, 2006.

We have elected to transition to a new management information system. We have developed a detailed, multi-phase plan for upgrading our hardware platform, integrating the various databases used across our operations into one integrated enterprise data warehouse, and standardizing our business applications. We have completed the initial planning phase and have started the initial implementation. We will complete our software and business applications selection in the next few months. We expect to implement this plan over the next 36 to 48 months. We will transition to the new business applications in a series of modules while our current applications are still operating to ensure rigorous testing, data integrity and back-up capabilities. We have budgeted a substantial amount for this upgrade project, including additional capital expenditures for new computer hardware and software and increases in operating costs for additional information technology personnel, consultants and training. Our current estimate of the additional total capital expenditures related to this project is approximately $10.0 million to $15.0 million in total over the next three to four years, although we have not yet determined the amount we will expend on a year-to-year basis. In addition, we have developed a disaster recovery plan pursuant to which we will build a second data center to be used as a disaster recovery site, which we estimate will cost approximately $1.5 million.

Competition

The retail appliance and consumer electronics industry is highly competitive and concentrated among a group of major retailers. Our stores compete against other consumer electronics retailers, specialty home office retailers, mass merchants, home improvement superstores and a number of direct-to-customer alternatives. Our stores also compete against independent dealers, regional chain discount stores, wholesale clubs and other specialty retail stores. Mass merchants continue to increase their offerings of consumer electronics products, primarily those that are less complex to sell, install and operate. Similarly, large home improvement retailers have expanded their assortment of appliances.

We compete against Best Buy, Circuit City, Home Depot, Lowe’s and Sears in the vast majority of our markets. We also compete against strong regional retailers, such as Fry’s and BrandsMart, in several of our markets. We have achieved a leading market position in digital televisions and major appliances in the majority of our markets. We have established these leading positions despite the presence, or entrance, of each of these leading competitors in our markets. We will continue to expand in our existing markets by adding stores in those regions where we can continue to gain market share from our competitors and leverage our existing distribution network and advertising initiatives. Additionally, we will be expanding into contiguous regions that meet certain demographic and competitive criteria.

The retail appliance and consumer electronics industry competes on product selection, price and customer service. We differentiate ourselves through our emphasis on customer service and satisfaction. We focus on three key strategic initiatives: trained commissioned sales force, broad product/brand offerings and promotion of desired services.

•	We believe our commissioned sales force is incented to attend to customer needs quickly and is knowledgeable about the products we carry. The majority of our key competitors pay their sales force on an hourly basis. Because our sales staff is commissioned and highly trained in product knowledge, we believe our sales force is driven to more quickly and efficiently assist our customers in making their purchase decisions. We believe that when fully informed, customers purchase higher-end feature-rich products due to an appreciation of the performance of those products.

•	By combining this knowledgeable sales force with a broad selection of key brands and products, many of which are limited distribution, with high-end features, we differentiate ourselves from our competitors.

•	We promote our products both in the stores and through advertising, and highlight the services such as same-day delivery and 40 minute call-ahead delivery that we offer. These services are key to our customer base which appreciates better product information, high-end products and more flexible delivery.

We believe the consistency of our service on the sales floor, through our commissioned sales force, product offerings and services allows us to compete effectively in our markets.

Trade Names and Trademarks

We have registered, acquired the registration of, or claim ownership of the following trade names and trademarks for use in our business: HHGREGG.COM™, H.H. Gregg Appliances Electronics Computers™, WELCOME TO THE REVOLUTION™ and HHG™. We do not know of any infringing uses that are materially affecting our use of these marks.

Employees

As of June 30, 2005, we employed approximately 2,900 employees, of whom approximately 94% were full-time. We have no collective bargaining agreements covering any of our employees and have never experienced any material labor disruption. We consider our employee relations to be good.

Legal Proceedings

We are party to various legal actions in the ordinary course of business. We believe these actions are routine and incidental to the business. While the outcome of these actions cannot be predicted with certainty, we believe that the ultimate resolution of these matters will not have a material adverse effect on our business, financial condition or operations.

MANAGEMENT

The following table provides information about our directors and executive officers as of August 8, 2005.

Name	Age	Position with our Company
Jerry W. Throgmartin	50	Chairman, Chief Executive Officer and Director
Dennis L. May	37	President and Chief Operating Officer and Director
Michael D. Stout	53	Chief Financial Officer
Jeffrey J. McClintic	49	Vice President of Appliance Merchandising
Michael G. Larimer	51	Vice President of Electronics Merchandising
Robert W. Ellison	40	Chief Information Officer
Thomas W. Westcott	46	Vice President of Employee Services and Development
Lawrence P. Castellani	59	Director
Benjamin D. Geiger	30	Director
John M. Roth	47	Director
Charles P. Rullman	57	Director
Michael L. Smith	57	Director
Peter M. Starrett	57	Vice-Chairman and Director

Jerry W. Throgmartin, our Chairman and Chief Executive Officer and a Director, joined our company in 1975. He has served as our Chairman and Chief Executive Officer since January 2003 and a Director since 1988. From 1999 to January 2003 he also served as our Chief Executive Officer and President. From 1988 to 1999 he served as the President and Chief Operating Officer. Other positions held by Mr. Throgmartin within our company include store manager, district manager, advertising director and Vice President of Store Operations.

Dennis L. May, our President, Chief Operating Officer and a Director, joined us in January 1999. From January 1999 to January 2003 he served as the Executive Vice President and Chief Operating Officer and was appointed President and Chief Operating Officer in January 2003. He became a Director in connection with the recapitalization. Mr. May joined our company as part of the acquisition of certain store leases of Sun TV & Appliance, Inc. where he held the positions of Vice President of Marketing, Executive Vice President and Chief Operating Officer.

Michael D. Stout, our Chief Financial Officer, joined us in 1978. Mr. Stout was named Chief Financial Officer in 1997. From 1986 to 1987 he served as Controller. From 1987 to 1997 he served as Treasurer.

Jeffrey J. McClintic, our Vice President of Appliance Merchandising, joined us in 1975. Mr. McClintic was named Vice President of Appliance Merchandising in January 2001. Other positions held by Mr. McClintic with our company include Appliance Merchandising Manager, Director of Commercial Sales, Director of Service, store manager, regional manager and buyer.

Michael G. Larimer, our Vice President of Electronics Merchandising, joined us in March 1999. From March 1999 to January 2001 he served as the Video Merchandising Manager and was appointed Vice President of Electronics Merchandising in January 2001. Prior to joining our company Mr. Larimer served as the Vice President of Electronics and Appliances at Sun TV & Appliances, Inc. from 1986 to February 1999.

Robert W. Ellison, our Chief Information Officer, joined us in April 2003. From April 1991 until Mr. Ellison joined our company he served as the Director of Information Technology for American Trans Air Airlines.

Thomas W. Westcott, our Vice President of Employee Services and Development and Chief Privacy Officer, joined us in 1980. From December 2000 until October 2003 he served as the Director of Human Resources and was appointed Vice President Employee Services and Development in October 2003 and Chief Privacy Officer in March 2004. From May 2000 until December 2000 he served as the Director of our Customer Call Center. Other positions held by Mr. Westcott within our company include store manager, appliance buyer and regional manager.

Lawrence P. Castellani became a Director in July 2005. Since February 2003, Mr. Castellani has served as the Chairman of Advance Auto Parts, Inc., an auto parts retailer, and served as its Chief Executive Officer from February 2000 until May 2005. Mr. Castellani served as President and Chief Executive Officer of Ahold Support Services in Latin America (a division of Royal Ahold, a supermarket company) from February 1998 to February 2000, as Executive Vice President of Ahold USA from September 1997 through February 1998, and as President and Chief Executive Officer of Tops Friendly Markets from 1991 through September 1997.

Benjamin D. Geiger became a Director in connection with the recapitalization. Mr. Geiger joined Freeman Spogli & Co. in July 1998 and became a principal in December 2002. From June 1996 to July 1998, Mr. Geiger was employed by Merrill Lynch & Co. in the Mergers and Acquisitions Group.

John M. Roth became a Director in connection with the recapitalization. Mr. Roth joined Freeman Spogli & Co. in March 1988 and became a general partner in 1993. From 1984 to 1988, Mr. Roth was employed by Kidder, Peabody & Co. Incorporated in the Mergers and Acquisitions Group. Mr. Roth also serves as a member of the board of directors of Asbury Automotive Group, Inc. and AFC Enterprises, Inc.

Charles P. Rullman has served as a Director since March 2005. Mr. Rullman joined Freeman Spogli in 1995 as a general partner. From 1992 to 1995, Mr. Rullman was a general partner of Westar Capital, a private equity investment firm specializing in middle market transactions. Prior to joining Westar, Mr. Rullman spent 20 years at Bankers Trust Company and its affiliate, BT Securities Corporation, where he was a Managing Director and Partner.

Michael L. Smith became a Director in July 2005. Mr. Smith served as Executive Vice President and Chief Financial and Accounting Officer of Wellpoint, Inc. from April 2001 to November 2004. He served as Executive Vice President and Chief Financial Officer of Anthem, Inc. from 1999 to April 2001. From 1996 to 1998, Mr. Smith served as Chief Operating Officer and Chief Financial Officer of American Health Network, Inc., a former subsidiary of Anthem, Inc. He was Chairman, President and Chief Executive Officer of Mayflower Group, Inc., a transport company, from 1989 to 1995. He is a director of First Indiana Corporation, a bank holding company; Finishmaster, Inc., an auto paint distributor; Kite Realty Group Trust, a REIT; Emergency Medical Services Corp., a provider of emergency medical services; and Intermune, Inc., a biopharmaceutical manufacturing company.

Peter M. Starrett became a Director and Vice-Chairman of our board in connection with the recapitalization. In August 1998, Mr. Starrett founded Peter Starrett Associates, a retail advisory firm, and currently serves as its President. From 1990 to 1998, Mr. Starrett served as the President of Warner Bros. Studio Stores Worldwide. Previously, he held senior executive positions at both Federated Department Stores and May Department Stores. Mr. Starrett also serves on the boards of directors of Guitar Center, Inc., The Pantry, Inc., Pacific Sunwear, Inc. and AFC Enterprises, Inc.

Board Committees

Audit Committee. The audit committee is responsible for recommending to the board of directors the appointment of our independent auditors, analyzing the reports and recommendations of the auditors and reviewing our internal audit procedures and controls. Messrs. Geiger, Rullman and Smith are members of the audit committee and Mr. Smith is the chairman.

Compensation Committee. The compensation committee is responsible for reviewing and recommending the compensation structure for our officers and directors, including salaries, participation in incentive compensation, benefit and stock option plans, and other forms of compensation. Members of the compensation committee are to be a non-employee director. Messrs. Roth and Starrett are members of the compensation committee.

Executive Committee. The executive committee makes decisions and evaluates issues referred to the executive committee by our board of directors. Our executive committee may exercise the full authority of our board of directors between meetings of the board of directors. Messrs. Throgmartin, Roth and Geiger are members of the executive committee.

EXECUTIVE COMPENSATION

The following table sets forth information concerning fiscal 2005 compensation of our Chief Executive Officer and our four other most highly compensated executive officers whose aggregate fiscal 2005 salary and bonus payments were at least $100,000 for services rendered in all capacities.

Summary Compensation Table

	Annual Compensation					Long-Term Compensation
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation		Securities Underlying Options/SARs	All Other Compensation (3)
Jerry W. Throgmartin Chairman and Chief Executive Officer	2005	$300,000	$—	$32,476	(1)	—	$29,836

Dennis L. May President and Chief Operating Officer	2005	$247,115	$—	$2,386	(2)	—	$24,445

Michael D. Stout Chief Financial Officer	2005	$222,115	$—	$—		—	$22,242

Michael S. Larimer Vice President of Electronics Merchandising	2005	$163,269	$25,000	$—		—	$16,676

Jeffrey J. McClintic Vice President of Appliance Merchandising	2005	$163,269	$6,250	$—		—	$16,250

(1)	Represents executive group health plan premiums of $2,386 and $30,090 of our incremental cost of Mr. Throgmartin’s occasional personal use of our aircraft during fiscal 2005. Mr. Throgmartin is taxed on the imputed income attributable to his personal use of our aircraft and does not receive tax assistance from us with respect to this amount. In addition, Mr. Throgmartin had the use in fiscal 2005 of a company-owned club membership, for which he paid all dues, monthly fees and other charges.

(2)	Represents executive group health plan premiums.

(3)	Represents (a) credits under the H.H. Gregg Supplemental Executive Retirement Plan, or SERP ($26,283 for Mr. Throgmartin, $21,252 for Mr. May, $19,104 for Mr. Stout, $14,107 for Mr. Larimer and $14,192 for Mr. McClintic), (b) matching contributions under the Gregg Appliances, Inc. Employees Retirement Plan, or 401(k) Plan ($3,029 for Mr. Throgmartin, $3,117 for Mr. May, $2,946 for Mr. Stout, $2,541 for Mr. Larimer and $2,038 for Mr. McClintic) and (c) the cost of executive group term life insurance ($524 for Mr. Throgmartin, $76 for Mr. May, $193 for Mr. Stout, $28 for Mr. Larimer and $20 for Mr. McClintic.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

Name	Shares Acquired On Exercise	Value Realized	Number Of Securities Underlying Unexercised Options/SARs on March 31, 2005 Exercisable/Unexercisable	Value of Unexercised In-the-Money Options/SARs on March 31, 2005 Exercisable/Unexercisable
Dennis L. May	1,503,000	$4,999,950	0	0
Michael D. Stout	651,300	$2,166,645	0	0
Jeffrey J. McClintic	651,300	$2,166,645	0	0
Michael S. Larimer	100,200	$333,330	0	0

Employment Agreements

In connection with our recapitalization, we entered into employment agreements with Jerry W. Throgmartin, our Chairman and Chief Executive Officer, and Dennis L. May, our President and Chief Operating Officer.

Each of the employment agreements provides for a two-year term at a base salary of $300,000 per year for Mr. Throgmartin and $250,000 per year for Mr. May. Mr. May also is entitled to receive an annual cash bonus of up to $200,000 based on the achievement of EBITDA targets in accordance with our existing bonus plan. In addition, each of Messrs. Throgmartin and May participates in our pension and welfare plans, programs and arrangements that are generally available to our executives. Pursuant to the terms of the employment agreements, if we terminate the executive without “cause,” the executive will receive his base salary and continued coverage under health and insurance plans (or substantially equivalent benefits) for the remainder of the term of the employment agreement, plus a pro-rated bonus for the year in which the executive was terminated.

For purposes of the agreements, “cause” means (i) the executive’s repeated failure to perform his duties in a manner reasonably consistent with the criteria established by our board of directors and communicated to the executive after written notice and an opportunity to correct his conduct; (ii) a breach of any statutory, contractual or common law duty of loyalty or care or other conduct that demonstrates dishonesty or deceit in his dealings with us; (iii) misconduct which is material to the performance of his duties to us, including the disclosure of confidential information or a breach of his non-competition or non-solicitation obligations; (iv) conduct causing or aiding a breach by us of our agreement under the stockholders agreement not to terminate our independent auditors or engage any outside auditor or any other accounting firm to perform any non-audit services for us; and (v) commission of any crime involving moral turpitude or any felony.

Mr. Throgmartin’s agreement contains covenants prohibiting Mr. Throgmartin for the later of October 19, 2010 or for so long as he receives severance benefits from us, from competing with us in the contiguous United States and from soliciting our employees for employment. In addition, Mr. Throgmartin’s agreement provides for his use of our corporate airplane for up to 20 hours per year for personal purposes at our expense.

Mr. May’s agreement contains covenants prohibiting Mr. May for the later of October 19, 2007 or for so long as he receives severance benefits from us, from competing with us in the states in which we have or plan to have stores, and all states contiguous to such states, and from soliciting our employees for employment.

Stock Option Plan

Our board of directors approved the adoption of the Gregg Appliances, Inc. 2005 Stock Option Plan on March 8, 2005. The Stock Option Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code and nonqualified stock options to our officers, directors, consultants and key employees. An aggregate of 2,500,000 shares of common stock is reserved for issuance under the Stock Option Plan. If an option expires, is terminated or canceled without having been exercised or repurchased by us, or common stock is used to exercise an option, the terminated portion of the option or the common stock used to exercise the option will become available for future grants under our Stock Option Plan unless our plan is terminated.

Options. A stock option is the right to purchase shares of our common stock at a fixed exercise price for a fixed period of time. The board of directors will determine the exercise price of options granted under our Stock Option Plan, but the exercise price must be at least equal to the fair market value of our common stock on the date of the grant. After termination by a plan participant, any otherwise unexpired and unexercised options which he or she holds will expire within a specified period of time. The term of an incentive stock option and a nonqualified stock option may not exceed seven years (the board of directors may extend the term of the options after the options have been granted), except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding capital stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value of our common stock on the date of the grant.

Amendment and Termination of our Stock Option Plan. Our Stock Option Plan will automatically terminate in 2015, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate our Stock Option Plan provided it does not adversely affect any award previously granted under the plan.

Restricted Unit Plan

On June 14, 2005, GIC adopted the Gregg Investment Corporation, LLC Restricted Unit Plan pursuant to which certain of our employees would be given the opportunity to purchase units in GIC. The units may be issued by GIC at the discretion of its managing member for a purchase price equal to the fair market value of the units, as determined by our board of directors.

The Restricted Unit Plan provides for restrictions on the transferability of the units prior to the earlier of the fifth anniversary of the grant of the units or our initial public offering. The units are also subject to a right of first refusal in favor of GIC, as well as obligations to sell at the request of Freeman Spogli if Freeman Spogli sells its units in GIC to a third party. In addition, upon the termination of employment of any employee holding units in GIC, GIC may repurchase the units at a purchase price set forth in the agreement providing for the purchase of the units.

Supplemental Executive Retirement Plan

In April 2000, we adopted the H. H. Gregg Supplemental Executive Retirement Plan, or SERP, which provides unfunded, non-tax qualified supplemental retirement benefits for selected executives of our company. The SERP is not funded and participants are generally our creditors. A participant’s account is credited annually with a percentage of the participant’s base salary that varies in accordance with our pre-tax profit for the year and the participant’s employment classification. Accounts may be credited with interest annually at our discretion. Vesting occurs when the participant reaches age 55 while still employed, after ten years of continuous service or on death or disability. Accounts are forfeited on termination for cause. Benefits are payable in one lump sum in cash upon the later of termination of employment or the attainment of age 55. The accumulated benefit obligation for all participants in the SERP as of March 31, 2005 was approximately $1.8 million.

401(k) Plan

We maintain the Gregg Appliances, Inc. Employees Retirement Plan, or 401(k) Plan, a profit-sharing plan with salary deferral (401(k)) and matching contribution features. The 401(k) Plan covers all of our employees who have reached age 21 and performed at least 1,000 hours of service within a 12-month period. Employees may contribute up to 60% of their compensation to the 401(k) Plan. We may make a discretionary matching contribution to participants who make salary deferral contributions to the 401(k) Plan, and may also make discretionary profit sharing contributions in proportion to compensation for each participant who is employed on the last day of the year or has completed at least 501 hours of service in the year. Corporate officers participate in the 401(k) Plan on the same basis as all other employees. Amounts credited to the 401(k) Plan matching contribution accounts of our named executive officers for fiscal 2005 are included in the Summary Compensation Table above under “All Other Compensation.”

Compensation of Directors

Each of Messrs. Castellani and Smith (i) received an initial option grant upon his appointment to our board of 50,000 options, (i) will receive an annual option grant of 5,000 options upon the anniversary of his appointment to our board, (iii) receives an annual retainer of $35,000 payable quarterly in arrears, and (iv) is reimbursed for customary out-of-pocket expenses. In addition, Mr. Smith receives a $15,000 annual retainer for his position as chairman of our audit committee, payable quarterly in arrears. Mr. Starrett, as compensation for his position as Vice Chairman of our board, (i) received an initial option grant of 100,000 options, (i) will receive annual option grants of 5,000 options upon the anniversary of his appointment to our board, (iii) receives an annual retainer of $50,000 payable quarterly in arrears and (iv) is reimbursed for customary out-of-pocket expenses.

No director who is our employee or an employee of Freeman Spogli receives any compensation for his service on our board, but is reimbursed for customary out-of-pocket expenses.

Additional Information with Respect to Compensation Committee Interlocks

The compensation committee of the board of directors determines the compensation of our officers and directors. None of our executive officers currently serves on the compensation committee or board of directors of any other company of which any members of our board of directors or our compensation committee is an executive officer.

Indemnification of Executive Officers and Directors

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors or officers pursuant to the following provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

The Indiana Business Corporation Law permits an Indiana corporation to indemnify its directors and officers from liability for his or her conduct if such conduct was in good faith, and he or she reasonably believed when acting in his or her official capacity with the corporation, that such conduct was in the corporation’s best interest. If the individual was not acting in his or her official capacity with the corporation, then indemnification is permitted for good faith conduct with the reasonable belief that such conduct was at least not opposed to the best interest of the corporation. Unless limited by its articles of incorporation, a corporation must indemnify a director or officer, who is wholly successful in the defense of any proceeding to which the director or officer is a party by virtue of being a director or officer of the corporation, against reasonable expenses incurred in connection with the proceeding. Indemnification can be made in advance of the final disposition of a proceeding if certain procedural requirements are met.

Our Amended and Restated Articles of Incorporation require the full indemnification of our directors and permit full or partial indemnification of our officers or any individuals serving at our request as a director, officer, partner or trustee of another foreign or domestic corporation, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise whether or not for profit, against liability and expenses, including attorneys’ fees, incurred by him or her arising out of any claim or action, civil, criminal, administrative or investigative in which they become involved by reason of being or having been in any such capacity. To be entitled to indemnification these persons must have met the standard of conduct for indemnification specified in the Indiana Business Corporation Law, and described above.

We will pay for or reimburse reasonable expenses incurred by a director and may pay for or reimburse reasonable expenses incurred by an officer in defending any action, suit, or proceeding in advance of the final disposition thereof upon (i) receipt of a written affirmation of the director’s or officer’s good faith belief that the director or officer has met the standard of conduct prescribed by Indiana law; (ii) receipt of an undertaking of the director or officer to repay the amount paid by us if it is ultimately determined that the director or officer is not entitled to indemnification by us and (iii) a determination that the facts then known to those making the determination would not preclude indemnification under the Indiana Business Corporation Law.

In addition, we have entered into customary indemnity agreements with each of our directors and Michael D. Stout.

There is no pending litigation or proceeding involving any of our directors, officers, employees or other agents as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

CERTAIN RELATIONSHIPS AND

RELATED PARTY TRANSACTIONS

Affiliate Leases

We lease our headquarters, which includes a store, a corporate training center and a central distribution and warehouse facility, and ten of our other stores (including stores leased from the entities required to be consolidated with us prior to the recapitalization) from W. Gerald Throgmartin, the father of Jerry W. Throgmartin, and entities controlled by Jerry W. Throgmartin and his siblings, or companies or trusts affiliated with Jerry W. Throgmartin. The affiliate leases are “arm’s length,” such that the terms are no less favorable to us than non-affiliate leases. All affiliate leases are on a triple net basis. Rent expense for these affiliate leases was $4.2 million, $3.8 million and $3.5 million for fiscal 2005, 2004 and 2003, respectively.

Until September 30, 2004, we also leased seven stores (including stores leased from the entities required to be consolidated with us prior to the recapitalization) from R. Don Throgmartin, Jerry W. Throgmartin’s uncle. All of these properties were sold to unaffiliated third parties on September 30, 2004. We believe that these leases are “arm’s length,” such that the terms of these leases are no less favorable to us than our non-affiliate leases. Rent expense for these affiliate leases was $1.0 million in fiscal 2005 and $1.9 million for each of fiscal 2004 and 2003.

We lease our corporate airplane from Throgmartin Leasing, LLC, an entity controlled by W. Gerald Throgmartin, the father of Jerry W. Throgmartin. During fiscal 2005, 2004 and 2003 we paid rent of $0.3 million, $0.3 million and $0.1 million, respectively, to Throgmartin Leasing, LLC for use of the airplane. W. Gerald Throgmartin, the beneficial owner of the airplane, uses the airplane for a certain number of hours per year in exchange for a reduced per hour rental rate.

Stockholders Agreement

Under the stockholders agreement with Freeman Spogli, GIC, Jerry W. Throgmartin, Gregg William Throgmartin and Dennis L. May, prior to an initial public offering by us or such time as a stockholder transfers more than 50% of the shares of our common stock held by the stockholder immediately following the recapitalization, GIC, Messrs. J. Throgmartin, G. Throgmartin and May have the right to purchase their pro rata share of some new issuances of our securities, including some issuances of our common stock. The stockholders agreement prohibits Messrs. J. Throgmartin, G. Throgmartin and May from transferring any of their shares of our common stock until February 3, 2008 (other than permitted transfers to family trusts or similar entities for the benefit of immediate family members and transfers by Mr. May to Messrs. J. Throgmartin and G. Throgmartin following a termination of Mr. May’s employment agreement by us without “cause” (as defined in his employment agreement discussed above in “Executive Compensation—Employment Agreements”)). Other than these permitted transfers, from February 3, 2008 to February 3, 2010 these three stockholders may transfer no more than 50% of the shares of our common stock that they owned immediately following the closing of the recapitalization. In addition, prior to an initial public offering by us or such time as GIC transfers more than 50% of the shares of our common stock held by it immediately following the recapitalization, any transfers of our common stock by Messrs. J. Throgmartin, G. Throgmartin and May (other than permitted transfers by these stockholders to immediate family, family trusts or similar entities for the benefit of immediate family members) are subject to rights of first refusal in favor of GIC and any third person designated by GIC including us. The stockholders agreement further provides tag-along rights such that (1) upon transfers of our common stock by Messrs. J. Throgmartin, G. Throgmartin or May, GIC shall have the right to participate in such sales on a pro rata basis and (2) upon transfers of our common stock by GIC, Messrs. J. Throgmartin, G. Throgmartin and May shall have the right to participate in such sales on a pro rata basis. A sale by Freeman Spogli of its equity interest in

GIC is considered a sale of our common stock for purposes of the tag-along rights under the stockholders agreement. In addition, if GIC sells any shares of our common stock to a third-party buyer or if Freeman Spogli sells all or a substantial percentage of its equity interest in GIC, each of Messrs. J. Throgmartin, G. Throgmartin and May will be obligated to sell, at the request of GIC or Freeman Spogli, as applicable, the same percentage of the shares of common stock and other securities beneficially held by him.

The stockholders agreement further provides that the parties will vote at each regular or special meeting of our stockholders to elect to our board of directors, Jerry W. Throgmartin, Dennis L. May and each board nominee selected by GIC. GIC may establish the size of our board of directors in its sole discretion. The rights of each of these parties to be represented on our board of directors (and GIC’s right to establish the size of our board of directors) terminate at such time as the stockholder transfers more than 50% of the shares of our common stock held by the stockholder immediately after the recapitalization. In addition, the presence of a director who is an employee or member of Freeman Spogli or its affiliates is required to constitute a quorum for all board meetings and any director who is an employee or member of Freeman Spogli or its affiliates may call for a stockholder vote on any matter that comes before the board of directors provided that the board of directors has a full and fair opportunity to discuss the matter and may adjourn the board of directors meeting for this purpose. In addition, each of the stockholders party to the stockholders agreement agrees to vote in favor of certain actions if presented to our board, including reorganizing our company as a Delaware corporation and reorganizing our company in preparation for an initial public offering of our common stock. We have agreed that we will not, without GIC’s consent, terminate our current outside auditor, KPMG LLP, or hire another outside accounting firm to assist us with any audit. For so long as the junior subordinated notes remain outstanding, the stockholders agreement provides that neither Freeman Spogli nor GIC may take any action or cause or authorize any nominated members of our board who are stockholders, employees or members of Freeman Spogli to cause our board of directors (i) to declare a dividend or other distribution in favor of our stockholders before the consummation of an offer and sale of our common stock that has been declared effective by the SEC other than the repurchase, redemption or other acquisition or retirement for value of any of our equity interests or that of our subsidiaries held by any current or former officer, director or employee pursuant to any equity subscription agreement, stock option agreement, stockholders agreement or similar agreement or (ii) to loan money or pay any fees to Freeman Spogli other than the payment of fees for financial or mergers and acquisitions advisory, financing, underwriting or placement services in connection with financings, acquisitions or divestitures. In the event of a violation of either clause (i) or (ii) above, Freeman Spogli and GIC are to refund to us any property lost as a result of the violation. Additionally, Freeman Spogli and GIC may not cause or authorize and nominate members of our board of directors who are stockholders, employees, or members of Freeman Spogli to approve a resolution or issue or approve an order to any of our officers or employees that prohibits or restricts the payment of any cash interest due to a holder of a junior subordinated note in accordance with its terms, unless such nominee determines in good faith at a duly noticed board meeting, that it is in our best interest and the interest of our stockholders to prohibit or restrict such cash interest payment.

Registration Rights

In connection with the recapitalization, GIC and Messrs. J. Throgmartin, G. Throgmartin and May entered into a registration rights agreement with respect to all the shares of our common stock that they hold. Under the registration rights agreement, GIC may at any time, and Messrs J. Throgmartin, G. Throgmartin and May, beginning 180 days after the consummation of an initial public offering of our common stock, require us to register for resale under the Securities Act their shares of common stock. These registration rights include the following provisions:

Demand Registration Rights. We have granted three demand registration rights to GIC and one demand registration right to Jerry W. Throgmartin so long as the stockholder requests the registration of common stock having a fair market value of at least $25,000,000. In the case of Mr. J. Throgmartin, shares held by Messrs. G. Throgmartin and May may be included in the request for registration to reach the $25,000,000 threshold.

Piggyback Registration Rights. Each party to the registration rights agreement also has unlimited piggyback registration rights.

Expenses. We are responsible for paying all registration expenses, excluding underwriting discounts and commissions.

Indemnification. We have agreed to indemnify each of the stockholders party to the registration rights agreement against certain liabilities under the Securities Act.

Consulting Agreement

We have a consulting agreement with W. Gerald Throgmartin. The agreement requires us to pay consulting fees in an amount of $25,000 per year and permits Mr. Throgmartin to continue to participate in our health and disability insurance plans on the same basis as our employees through the term of this agreement. The agreement expires on February 3, 2010.

Affiliate Debt

In May 2004, we loaned $16,551,012 to Jerry W. Throgmartin, our Chairman, Chief Executive Officer and a Director. As of March 31, 2005, the largest aggregate amount of indebtedness outstanding since the date of execution of the note evidencing this loan was $16,817,075. The entire amount of principal and interest was repaid in full in connection with the recapitalization. The note was secured by a mortgage on certain real property located in Marion County, Florida, and bore interest at the prime rate as set by National City Bank of Indiana.

In September 2003, in connection with his purchase of 45,000 shares of our common stock, Dennis L. May, our President, Chief Operating Officer, and a Director, executed a nonrecourse installment promissory note payable to us in the principal amount of $8,500,050, which bore interest at 5.08% per annum. As of March 31, 2005, the largest aggregate amount of indebtedness outstanding since the date of execution was $8,788,704. The entire amount of principal and interest was repaid in full in connection with the recapitalization. The note was secured by a pledge of the 45,000 shares of our common stock purchased by Mr. May.

Payments Relating to the Recapitalization

In connection with the recapitalization, certain of our equity holders prior to the recapitalization received consideration in an aggregate amount of approximately $286.1 million in exchange for their shares of our common stock. As part of the consideration, we issued Jerry W. Throgmartin, Gregg W. Throgmartin, our Director of Strategic Merchandising, and Dennis L. May aggregate $18.75 million principal amount of 6% junior subordinated notes with a fair value of $12.9 million. Jerry W. Throgmartin, Gregg W. Throgmartin and Dennis L. May each retained and did not receive cash in the recapitalization for a portion of shares of our common stock held by them with an aggregate value of approximately $27.8 million. Freeman Spogli received an advisory services fee of $4.0 million for its services provided to us in structuring and arranging the recapitalization. In addition, Mr. Starrett received $250,000 in connection with his services provided to our company in connection with the recapitalization.

S Corporation Distribution and Tax Indemnification

Prior to the recapitalization, we were treated for federal and certain state income tax purposes as an S corporation under Subchapter S of the Code and comparable state laws. As a result, our earnings had been taxed, with certain exceptions, directly to our stockholders rather than to us, leaving our stockholders responsible for paying income taxes on these earnings. We have historically paid distributions to our stockholders to enable them to pay their income tax liabilities as a result of our status as an S corporation and, from time to time, to distribute previously undistributed S corporation earnings and profits. We made aggregate cash distributions to our stockholders of $19.9 million during fiscal 2003, $30.7 million during fiscal 2004 and $14.3 million during fiscal 2005. Our S corporation status terminated as a result of the recapitalization. The merger agreement requires that our stockholders prior to the recapitalization indemnify us for any taxes imposed on us relating to any invalidity of our S corporation election under the Code.

PRINCIPAL AND MANAGEMENT STOCKHOLDERS

A beneficial owner of a security includes any person who directly or indirectly has or shares voting power and/or investment power with respect to that security or has the right to obtain voting power and/or investment power within 60 days. Except as otherwise noted, each beneficial owner in the table below has sole voting power with respect to the shares listed. The following table sets forth beneficial ownership of our common stock following consummation of the recapitalization, with respect to the beneficial ownership of our common stock by:

•	each person who beneficially owns more than 5% of the shares;

•	each of our executive officers named in the summary compensation table and certain other executive officers;

•	each member of our board of directors; and

•	all executive officers and directors as a group.

Unless otherwise indicated in the footnotes below, the address of the stockholders is c/o Gregg Appliances, Inc., 4151 East 96th Street, Indianapolis, Indiana 46240.

The percentages of common stock beneficially owned are based on 14,233,550 shares of common stock outstanding as of August 8, 2005.

Name	Amount of Beneficial Ownership	Percent of Class
Freeman Spogli & Co. LLC (1)	11,454,938	80.48
John M. Roth (1)	11,454,938	80.48
Charles P. Rullman (1)	11,454,938	80.48
Jerry W. Throgmartin	1,528,250	10.74
Dennis L. May	555,709	3.90
Michael D. Stout	—	—
Jeffrey J. McClintic	—	—
Michael G. Larimer	—	—
Robert W. Ellison	—	—
Thomas W. Westcott	—	—
Gregg W. Throgmartin	694,653	4.88
Lawrence P. Castellani (2)	—	—
Benjamin D. Geiger (2)	—	—
Michael L. Smith	—	—
Peter M. Starrett (2)	—	—
All directors and officers as a group (14 individuals)	14,233,550	100.00

(1)	11,454,938 shares of our common stock are held of record by Gregg Investment Corporation, LLC, or GIC. FS Equity Partners V, L.P., or FSEP V, owns a majority of the equity interests in GIC and is the Managing Member of GIC. FS Capital Partners V, LLC, as the general partner of the Managing Member of GIC, has the sole power to vote and dispose of the shares of our common stock owned by GIC. Messrs. Mark J. Doran, John M. Roth, Bradford M. Freeman, Todd W. Halloran, Jon D. Ralph, Charles P. Rullman, J. Frederick Simmons and William M. Wardlaw are the managing members of FS Capital Partners V, LLC, and Messrs. Doran, Freeman, Halloran, Ralph, Roth, Rullman, Simmons and Wardlaw are the members of Freeman Spogli & Co. LLC, and as such may be deemed to be the beneficial owners of the shares of our common stock and rights to acquire our common stock owned by FSEP V. Messrs. Doran, Roth, Freeman, Halloran, Ralph, Rullman, Simmons and Wardlaw each disclaims beneficial ownership in the shares except to the extent of his pecuniary interest in them. The business address of GIC, FSEP V, FS Capital Partners V, LLC and Mr. Roth is c/o Freeman Spogli & Co. LLC, 299 Park Avenue, 20th Floor, New York, NY 10171.

(2)	The business address of Messrs. Castellani, Geiger and Starrett is c/o Freeman Spogli & Co. LLC, 299 Park Avenue, 20th Floor, New York, NY 10171.

DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS

The following summary of certain provisions of the instruments evidencing our material indebtedness does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the corresponding instruments described therein, including the definitions of certain terms therein that are not otherwise defined in this prospectus and the complete instruments which are attached as exhibits to the registration statement, of which this prospectus is a part.

Our Senior Secured Revolving Credit Facility

In connection with the recapitalization, we became party to a senior secured revolving credit facility with Congress Financial Corporation (Central), as administrative agent, Wachovia Capital Markets, LLC, as sole lead arranger and book runner, Wachovia Bank, National Association, as syndication agent, and certain other lenders. Our new revolving credit facility provides for aggregate borrowings of up to $75.0 million, subject to the borrowing base described below, including a sublimit for letters of credit of up to $25.0 million. All of our obligations under our revolving credit facility are unconditionally guaranteed by our current and future domestic subsidiaries (currently we have only one subsidiary).

The borrowing base until December 2005 is the amount equal to (a) the lesser of (i) the amount equal to (A) 85% of the amount of our eligible commercial accounts plus (B) 85% of the amount of our eligible credit card accounts receivable plus (C) the lesser of 90% of the projected net going-out-of-business recovery during January through September and 93% of the projected net going-out-of-business recovery during October through December and 65% of the net book value of eligible inventory and (ii) $75 million, minus (b) certain reserves. After December 31, 2005 the borrowing base is the amount equal to (a) the lesser of (i) the amount equal to (A) 85% of the amount of our eligible commercial accounts plus (B) 85% of the amount of our eligible credit card accounts receivable plus (C) the lesser of 85% of the projected net going-out-of-business recovery during January through September and 90% of the projected net going-out-of-business recovery during October through December and 65% of the net book value of eligible inventory and (ii) $75 million, minus (b) certain reserves.

Until June 30, 2005, borrowings under our revolving credit facility will bear interest, at our option, at either a floating rate equal to the prevailing eurodollar rate plus a margin of 1.75% per year, or the prime rate as set by Wachovia Bank plus a margin of 0.50% per year. After June 30, 2005, borrowings under our revolving credit facility will bear interest, at our option, at either such eurodollar rate plus a margin of between 1.25% and 2.00% per year, or such prime rate plus a margin of between 0.25% and 0.75% per year, in each case, depending on our financial performance. In addition to interest, the lenders under our revolving credit facility will be paid certain additional fees on the unused commitments under the facility. For so long as any default under the credit agreement continues (or, following termination of the facility, any obligations thereunder remain outstanding), or at any time when our borrowings exceed the borrowing base the interest rate on the revolving loans will increase by 2.00% per year.

All revolving loans under the credit facility mature five years from the closing date. If our new revolving credit facility is terminated prior to the first anniversary of the closing of the recapitalization under certain circumstances we will be required to pay an early termination fee of 0.50% of the aggregate commitments of the lenders.

Our revolving credit facility is secured on a first priority basis by all of our present and future assets and all present and future assets of our present and future subsidiary guarantors (subject to certain exceptions).

Our revolving credit facility contains customary negative covenants which, among other things, limit indebtedness, liens, mergers and consolidations, asset sales, dividends and other distributions and transactions with affiliates. Our revolving credit facility also contains customary affirmative covenants as to, among other things, financial statements, corporate existence, insurance, properties, collateral maintenance and employee benefit and environmental legal compliance. We are required to maintain a fixed charge coverage ratio (as defined therein) if excess availability under the facility is less than $8.5 million.

Our revolving credit facility also contains customary events of default, including non-payment of principal, interest or fees, covenant violations, cross defaults, bankruptcy or insolvency, change of control and material adverse changes to our business.

Borrowings under our revolving credit facility after the closing of the recapitalization are subject to the accuracy of representations and warranties and the absence of any defaults.

Our Junior Subordinated Notes

As part of the consideration paid in the recapitalization, we issued $25.0 million of 6% junior subordinated notes, with a fair value of $17.2 million. The junior subordinated notes mature on February 3, 2015 and bear interest at 6% per annum, payable semi-annually. The junior subordinated notes are subordinated to all of our existing and future senior and subordinated debt, including the notes. Under the subordination terms, we are not permitted to make any payments under the junior subordinated notes other than scheduled interest payments and certain prepayments, and then only to the extent that we are not in default under any of our senior indebtedness, including under our revolving credit facility and the notes offered hereby. The subordination terms of the junior subordinated notes may not be amended without the consent of the lenders under our new revolving credit facility and either the trustee under, or the holders of a majority in principal amount of, the notes.

DESCRIPTION OF NOTES

We issued the old notes and will issue the exchange notes pursuant to an indenture, dated February 3, 2005, among us, our subsidiary acting as guarantor and Wells Fargo Bank, National Association, as trustee. The terms of the exchange notes and the old notes are identical in all material respects, except the exchange notes will:

•	Have a different CUSIP number;

•	Have been registered under the Securities Act;

•	Not contain transfer restrictions and registration rights that relate to the old notes; and

•	Not contain provisions relating to the payment of special interest to be made to the holders under circumstances related to timing of the exchange offer.

You can find the definitions of certain terms used in this description under “—Certain Definitions.” In this description, the term “The Company” refers only to Gregg Appliances, Inc. and not to any of its subsidiaries.

The following description is a summary of the material provisions of the indenture and the registration rights agreement. It does not restate those agreements in their entirety. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as holders of the notes. Copies of the indenture and the registration rights agreement are available as set forth below under “Where You Can Find More Information.” Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the indenture.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

General

The Notes

The notes will mature on February 1, 2013 and will initially be issued in an aggregate principal amount of $165 million. The Company may issue an unlimited principal amount of additional notes from time to time after this offering, subject to the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes and any additional notes subsequently issued under the Indenture would be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Company will issue notes in denominations of $1,000 and integral multiples of $1,000.

Interest on the notes will accrue at the rate of 9% per annum and will be payable semi-annually in arrears on February 1 and August 1, commencing on August 1, 2005. The Company will make each interest payment to the Holders of record on the immediately preceding January 15 and July 15.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the most recent interest payment date to which interest has been paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

The notes will be:

•	general unsecured obligations of the Company;

•	effectively subordinated to any secured Indebtedness of the Company, including the Indebtedness of the Company under the Credit Agreement, to the extent of the assets of the Company securing that Indebtedness;

•	pari passu in right of payment with any unsecured, unsubordinated Indebtedness of the Company;

•	senior in right of payment to any subordinated Indebtedness of the Company; and

•	guaranteed by the Subsidiary Guarantors.

The Subsidiary Guarantees

The notes will be guaranteed, jointly and severally, by all of the existing and future Domestic Subsidiaries of the Company. Each Subsidiary Guarantee of the notes will be:

•	a general unsecured obligation of the Subsidiary Guarantor;

•	effectively subordinated to any secured Indebtedness of the Subsidiary Guarantor, including the Indebtedness of the Subsidiary Guarantor under the Credit Agreement, to the extent of the assets of the Subsidiary Guarantor securing that Indebtedness; and

•	pari passu in right of payment with any unsecured, unsubordinated Indebtedness of the Subsidiary Guarantor.

As of the date of the Indenture, our one subsidiary will be a “Restricted Subsidiary.” However, under the circumstances described below under the subheading “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate our current subsidiary and certain of our future subsidiaries as “Unrestricted Subsidiaries.” Any Unrestricted Subsidiaries will not be subject to any of the restrictive covenants in the Indenture and will not guarantee the notes.

The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Federal and state statutes allow courts, under specific circumstances, to void guarantees, and would require noteholders to return payments received from subsidiary guarantors. As a result, the guarantees from any subsidiary guarantors may not be enforceable or may be subordinated.”

Assuming the offering of the notes had been completed as of March 31, 2005 and that the net proceeds had been applied as intended, the Company and its subsidiary, on a consolidated basis, would have had $183.2 million of indebtedness outstanding, $1.0 million of which would have been secured indebtedness and $17.2 million of which would have been subordinated in right of payment to the notes.

Methods of Receiving Payments on the Notes

For so long as the notes remain in the form of a global security, the Company will pay all principal, interest and premium and Additional Interest, if any, on the notes to the applicable depositary or its nominee as the registered holder of the global security representing the notes. All other payments on notes will be made at the office or agency of the Paying Agent and Registrar within the City and State of New York unless the Company elects to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.

Paying Agent and Registrar for the Notes

The Trustee will initially act as Paying Agent and Registrar. The Company may change the Paying Agent or Registrar without prior notice to the Holders, and the Company or any of its Subsidiaries may act as Paying Agent or Registrar.

Transfer and Exchange

A Holder may transfer or exchange notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any note selected for redemption. Also, the Company is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

The registered Holder of a note will be treated as the owner of it for all purposes.

Optional Redemption

Except as provided below, the notes will not be redeemable at the Company’s option prior to February 1, 2009. On and after February 1, 2009, the Company may, subject to the terms of the Credit Agreement, redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and additional interest, if any, thereon, to the applicable redemption date, if redeemed during the twelve-month period beginning on February 1 of the years indicated below:

Year	Percentage
2009	104.50%
2010	102.25%
2011 and thereafter	100.00%

Notwithstanding the foregoing, at any time prior to February 1, 2008, the Company may, subject to the terms of the Credit Agreement, redeem up to 35% of the aggregate principal amount of notes issued under the Indenture at a redemption price of 109% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the redemption date, with the net cash proceeds of one or more Public Equity Offerings; provided that:

(1)	at least 65% of the aggregate principal amount of notes originally issued under the Indenture remains outstanding immediately after the occurrence of such redemption (excluding notes held by the Company and its Subsidiaries); and

(2)	the redemption must occur within 90 days of the date of the closing of such Public Equity Offering.

If less than all of the notes are to be redeemed at any time, the Trustee will select notes for redemption on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate. No notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the Holder thereof upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Mandatory Redemption

The Company is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase upon a Change of Control

If a Change of Control occurs, each Holder of notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of that Holder’s notes pursuant to a Change of Control Offer on the terms set forth in the Indenture. In the Change of Control Offer, the Company will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and additional interest, if any, thereon, to the date of purchase. Within 30 days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such compliance.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1)	accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all notes or portions thereof so tendered; and

(3)	deliver or cause to be delivered to the Trustee the notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of notes or portions thereof being purchased by the Company.

The Paying Agent will promptly mail or wire transfer to each Holder of notes so tendered the Change of Control Payment for such notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple of $1,000. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the Indenture are applicable.

Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the notes to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of notes to require the Company to repurchase such notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

The Credit Agreement currently prohibits the Company from purchasing any notes, and also provides that certain change of control events (including, without limitation, a Change of Control under the Indenture) with respect to the Company would constitute a default under the Credit Agreement. Any future credit agreements or other indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing notes, the Company could seek the consent of the lenders under the Credit Agreement, or any other agreement that contains such prohibition, to the purchase of notes or could attempt to refinance any of the indebtedness under the Credit Agreement or such other agreement. If the Company does not obtain such consent or repay such indebtedness, the Company will remain prohibited from purchasing notes. In such case, the Company’s failure to purchase tendered notes would constitute an Event of Default under the Indenture, which would, in turn, constitute a default under the Credit Agreement or such other agreement.

Certain Covenants

Restricted Payments

(A)	The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable (i) in Equity Interests (other than Disqualified Stock) of the Company or (ii) to the Company or a Restricted Subsidiary of the Company);

(2)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any Subsidiary of the Company (other than any such Equity Interests owned by the Company or any of its Restricted Subsidiaries);

(3)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the notes or any Subsidiary Guarantee, except scheduled payments of interest or installments of principal, or payments of principal at the Stated Maturity thereof; or

(4)	make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

(2)	the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(3)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the date of the Indenture (excluding Restricted Payments permitted by clauses (2), (3), (5) and (9) of the next succeeding paragraph (B)), is less than the sum, without duplication, of:

(a)	50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(b)	100% of the aggregate net cash proceeds, and the fair market value of the property other than cash, received by the Company since the date of the Indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Company); plus

(c)	without duplication, 100% of the sum of:

(I)	the aggregate amount returned in cash on or with respect to Restricted Investments made after the date of the indenture, whether through interest payments, dividends or other distributions or payments;

(II)	the Net Proceeds received from the disposition of all or any portion of such Investments (other than to a Subsidiary of the Company); and

(III)	upon designation of an Unrestricted Subsidiary as a Restricted Subsidiary, the fair market value of such Subsidiary (valued in each case as provided in the definition of “Investment”);

provided, however, that the sum of clauses (I), (II) and (III) above will not exceed the aggregate amount of all such Investments made by the Company or any Restricted Subsidiary in the relevant Person or Unrestricted Subsidiary after the date of the indenture.

(B) So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1)	the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

(2)	the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of the Company or any Restricted Subsidiary or of any Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock) or from a substantially concurrent contribution in cash of common equity capital to the Company; provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (3)(b) of the preceding paragraph (A);

(3)	the defeasance, redemption, repurchase or other acquisition or retirement for value of subordinated Indebtedness of the Company or any Subsidiary Guarantor with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4)	the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of the Company to the holders of its common Equity Interests on a pro rata basis;

(5)	Investments acquired as a capital contribution to, or in exchange for, or out of the net cash proceeds of a substantially concurrent offering of, Capital Stock (other than Disqualified Stock) of the Company; provided that the amount of any such net cash proceeds that are utilized for any such acquisition or exchange shall be excluded from clause (3)(b) of the preceding paragraph (A);

(6)	the repurchase of Capital Stock deemed to occur upon the exercise of options or warrants if such Capital Stock represents all or a portion of the exercise price thereof;

(7)	dividends paid on shares of Disqualified Stock of the Company issued in accordance with the “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant;

(8)	(a) the repurchase, redemption or other acquisition or retirement for value (other than by way of cancellation of stock purchase notes in exchange for the surrender of such Equity Interests) of any Equity Interests of the Company or any Restricted Subsidiary of the Company or (b) the payment of dividends or the making of advances by the Company to the Parent Entity to enable the Parent Entity to repurchase, redeem or otherwise acquire or retire for value any Equity Interests of the Parent Entity, in the case of (a) or (b), held by any current or former officer, director or employee of the Company or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, stock option agreement, shareholders agreement or similar agreement; provided, that the aggregate of all amounts paid by the Company under (a) and (b) (net of the amount of any cash received from the substantially concurrent issuance of new Equity Interests to other employees of the Company or any Restricted Subsidiary of the Company (provided that such amount shall be excluded from clause (3)(b) of the preceding paragraph (A))) may not exceed $1.5 million in any twelve-month period; and provided further that the Company, as a designee of the Parent Entity, may purchase Equity Interests held by Dennis L. May pursuant to the Parent Entity’s rights of first refusal under the stockholders agreement upon a permitted transfer of stock by Mr. May following his termination of employment without “cause” (as defined in his employment agreement), in an aggregate principal amount not to exceed $7.0 million;

(9)	the repurchase pursuant to the Merger Agreement of all of the Equity Interests of the Company other than Retained Equity Interests;

(10)	the purchase or redemption of (a) Indebtedness that is subordinated to the notes (including Indebtedness under the Subordinated Notes, subject to the terms of the Subordinated Notes) or (b) preferred stock of the Company held by Persons that are not Affiliates of the Company, in the case of each of (a) and (b), utilizing any Net Cash Proceeds remaining after the Company has complied with the other requirements of the covenants described under the captions “—Asset Sales” and “—Repurchase upon a Change of Control”;

(11)	dividends, loans or advances, in an aggregate amount not exceeding $500,000 in any twelve-month period, to the Parent Entity so that the Parent Entity may (a) pay corporate operating expenses (including without limitation, directors fees and expenses) and overhead expenses in the ordinary course of business and (b) pay taxes which are due and payable by the Parent Entity as part of the consolidated group consisting of the Parent Entity, the Company and the Company’s Subsidiaries;

(12)	the cashless exercise of options or warrants;

(13)	the making of cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible or exchangeable for Equity Interests of the Company; and

(14)	other Restricted Payments in an aggregate amount not to exceed $10.0 million.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant shall be determined by the Board of Directors whose resolution with respect thereto shall be delivered to the Trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an independent accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $10 million. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

Incurrence of Indebtedness and Issuance of Preferred Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, incur any Indebtedness (including Acquired Debt) and the Company will not permit any of its Restricted Subsidiaries that are not Subsidiary Guarantors to issue any preferred stock; provided, however, that the Company and any Subsidiary Guarantor may incur Indebtedness (including Acquired Debt), if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

the incurrence by the Company or any Subsidiary Guarantor of Indebtedness under the Credit Agreement in an aggregate principal amount at any one time outstanding (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) not to exceed the greater of (a) $85 million less the aggregate amount of all Net Proceeds of Asset Sales applied by the Company or any Restricted Subsidiary to permanently repay any such Indebtedness (and, in the case of any revolving credit Indebtedness, to effect a corresponding permanent commitment reduction thereunder) pursuant to the covenant “—Asset Sales” and (b) the Borrowing Base;

(1)	the incurrence by the Company or any of its Restricted Subsidiaries of Existing Indebtedness;

(2)	the incurrence by the Company and the Subsidiary Guarantors of Indebtedness represented by the notes and the related Subsidiary Guarantees to be issued on the date of the Indenture and the exchange notes and the related Subsidiary Guarantees to be issued pursuant to the Registration Rights Agreement;

(3)	the incurrence by the Company or any Subsidiary Guarantor of Indebtedness (including, without limitation, Capital Lease Obligations, mortgage financings or purchase money obligations), in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment or other assets used or useful in the business of the Company or such Subsidiary Guarantor (whether through the direct purchase of assets or the Capital Stock of any Person owing such assets and whether such Indebtedness is owed to the seller or Person carrying out such construction or improvement or to any third party), in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed $25.0 million at any time outstanding;

(4)	the incurrence by the Company or any Restricted Subsidiary of the Company of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be incurred under the first paragraph of this covenant or clause (2), (3), (4), (5) or (11) of this paragraph;

(5)	the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness owing to and held by the Company or any of its Restricted Subsidiaries; provided, however, that:

(a)	if the Company or any Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes, in the case of the Company, or the Subsidiary Guarantee, in the case of a Subsidiary Guarantor;

(b)	(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary thereof, shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6); and

(c)	Indebtedness owed to the Company or any Subsidiary Guarantor must be evidenced by an unsubordinated promissory note, unless the obligor under such Indebtedness is the Company or a Subsidiary Guarantor;

(6)	the Guarantee by the Company or any Subsidiary Guarantor of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this covenant; provided that, if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the Guarantee shall be subordinated or pari passu to the same extent as the Indebtedness Guaranteed;

(7)	the incurrence by the Company of Indebtedness to the extent the proceeds thereof are deposited to defease all outstanding notes in the manner prescribed under the caption “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge;”

(8)	(i) Indebtedness of the Company or any of its Restricted Subsidiaries under agreements providing for indemnification, adjustment of purchase price or similar obligations, or Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any of its Restricted Subsidiaries pursuant to such agreements, in any case, incurred in connection with the Recapitalization or the acquisition or disposition of any business or assets, so long as (in the case of a disposition) the principal amount does not exceed the gross proceeds actually received by the Company or any Restricted Subsidiary in connection with such disposition, and (ii) Indebtedness of the Company of any its Restricted Subsidiaries represented by letters of credit for the account of the Company or such Restricted Subsidiary, as the case may be, issued in the ordinary course of business of the Company or such Restricted Subsidiary to provide security for workers’ compensation claims, unemployment insurance claims or other types of social security claims or payment obligations in connection with self-insurance or similar requirements in the ordinary course of business and other Indebtedness with respect to worker’s compensation claims, unemployment insurance claims or other types of social security claims, self-insurance obligations, bankers’ acceptances, performance, surety and similar bonds and completion guarantees provided by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(9)	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business, so long as such Indebtedness is covered within five business days; and

(10)	the incurrence by the Company or any Subsidiary Guarantor of other Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance or replace, defease or discharge any Indebtedness incurred pursuant to this clause (11), not to exceed $10.0 million at any time outstanding.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that any proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (11) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness in any manner that complies with this covenant. Indebtedness under the Credit Agreement outstanding on the date on which notes are first issued under the Indenture shall be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued. Notwithstanding any other provision of this “Limitation on Indebtedness and Issuance of Preferred Stock” covenant, the maximum amount of Indebtedness that may be Incurred pursuant to this “Limitation on Indebtedness and Issuance of Preferred Stock” covenant will not be deemed to be exceeded, with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2)	such fair market value is (a) with respect to transactions in excess of $2.5 million, determined by the Company’s Board of Directors and evidenced by a resolution of the Board of Directors set forth in an officer’s certificate delivered to the Trustee and (b) with respect to transactions in excess of $1.0 million but less than or equal to $2.5 million, certified by an officer’s certificate delivered to the Trustee; and

(3)	at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash, Cash Equivalents or Replacement Assets or a combination of any of the three. For purposes of this provision, each of the following shall be deemed to be cash:

(a)	any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Subsidiary Guarantee and liabilities that are owed to the Company or any Affiliate of the Company) that are assumed by the transferee of any such assets pursuant to a customary written novation agreement that releases the Company or such Restricted Subsidiary from further liability; and

(b)	any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received in that conversion) within 60 days of receipt.

Within 360 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply such Net Proceeds at its option:

(1)	to repay Indebtedness secured by such assets and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto; or

(2)	to purchase Replacement Assets or to make a capital expenditure.

Pending the final application of any such Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute “Excess Proceeds.” Within 30 days after the aggregate amount of Excess Proceeds exceeds $10 million, the Company will make an Asset Sale Offer to all Holders of notes and all holders of other Indebtedness that is pari passu with the notes or any Subsidiary Guarantee containing provisions similar to those set forth in the Indenture with respect to offers to purchase with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount of the notes being purchased plus accrued and unpaid interest and additional interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of notes and such other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee shall select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis based on the principal amount of notes and such other pari passu Indebtedness tendered. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sales provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such compliance.

The Credit Agreement currently prohibits the Company from purchasing any notes with Excess Proceeds, and also provides that certain Asset Sales conducted without the prior consent of the Lender under the Credit Agreement would constitute a default under the Credit Agreement. Any future credit agreements or other indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event an Asset Sale occurs at a time when the Company is prohibited from purchasing notes, the Company could seek the consent of the lenders under the Credit Agreement, or any other agreement that contains such prohibition, to the purchase of notes or could attempt to refinance the indebtedness under the Credit Agreement or such other agreement. If the Company does not obtain such consent or repay such indebtedness, the Company will remain prohibited from purchasing notes. In such case, the Company’s failure to purchase tendered notes would constitute an Event of Default under the Indenture, which would, in turn, constitute a default under the Credit Agreement or such other agreement.

Limitation on Subordinated Indebtedness

The Company will not Incur any Indebtedness that is subordinate or junior in right of payment to any other Indebtedness of the Company unless it is made expressly subordinate in right of payment to the notes to the same extent and in the same manner as such Indebtedness is subordinated to such other Indebtedness. No Subsidiary Guarantor will incur any Indebtedness that is subordinate or junior in right of payment to any other Indebtedness of such Subsidiary Guarantor unless it is made expressly subordinate in right of payment to its Subsidiary Guarantee to the same extent and in the same manner as such Indebtedness is subordinated to such other Indebtedness. For purposes of the foregoing, no Indebtedness will be deemed to be subordinated in right of payment to any other Indebtedness of the Company or any Subsidiary Guarantor solely by reason of any Liens or Guarantees arising or created in respect of such other Indebtedness or by virtue of the fact that the holders of any secured Indebtedness have entered into intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.

Liens

The Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the Indenture and the notes are secured on an equal and ratable basis with the obligations so secured (or, in the case of subordinated Indebtedness, prior or senior thereto, with the same relative priority as the notes shall have with respect to such subordinated Indebtedness) until such time as such obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to the Company or any of its Restricted Subsidiaries;

(2)	make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3)	sell, lease or otherwise transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under, by reason of or with respect to:

(1)	the Credit Agreement, Existing Indebtedness or any other agreements in effect on the date of the Indenture and any amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings thereof, provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings are no more restrictive, taken as a whole, with respect to such dividend or other payment restriction than those in effect on the date of the Indenture;

(2)	the Indenture, the notes and the Subsidiary Guarantees;

(3)	applicable law, rule, regulation or order;

(4)	any instrument governing Indebtedness or capital stock of any Person, or the property or assets of such Person, acquired by the Company or any of its Restricted Subsidiaries, existing at the time of such acquisition and not incurred in connection with or in contemplation of such acquisition, which encumbrance or restriction is not applicable to any Person or the properties or assets of any Person, other than the Person, or the property or assets of such Person, so acquired and any amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings thereof, provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings are no more restrictive, taken as a whole, with respect to such dividend or other payment restriction than those in effect on the date of the acquisition;

(5)	in the case of clause (3) of the first paragraph of this covenant:

(a)	that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,

(b)	existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture, or

(c)	arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or any Restricted Subsidiary;

(6)	any agreement for the sale or other disposition of all or substantially all of the Capital Stock of, or property and assets of, a Restricted Subsidiary;

(7)	Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(8)	the terms of any Indebtedness or any agreement pursuant to which such Indebtedness was issued if:

(A)	the encumbrance or restriction applies only in the event of a payment default or a default with respect to a financial covenant contained in such Indebtedness or agreement,

(B)	the encumbrance or restriction is not materially more disadvantageous to the Holders of the notes than is customary in comparable financings (as determined by the Company in good faith) and

(C)	the Company determines that any such encumbrance or restriction will not materially affect the Company’s ability to make principal or interest payments on the notes;

(9)	obligations applicable to property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased, constructed, improved or leased of the nature described in clause (3) of the preceding paragraph;

(10)	Liens permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the asset subject to such Lien;

(11)	customary non-assignment provisions in contracts, leases and licenses entered into in the ordinary course of business;

(12)	provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of the Company’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements; and

(13)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into, make, amend, renew or extend any transaction, contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate of the Company (each, an “Affiliate Transaction”), unless:

(1)	such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable arm’s-length transaction by the Company or such Restricted Subsidiary with a Person that is not an Affiliate of the Company; and

(2)	the Company delivers to the Trustee:

(a)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $2.5 million, a resolution of the Board of Directors set forth in an Officers’ Certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with this covenant and that such Affiliate Transaction or series of related Affiliate Transactions has been approved by a majority of the disinterested members of the Board of Directors; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to the Company or such Restricted Subsidiary of such Affiliate Transaction or series of related Affiliate Transactions from a financial point of view issued by an Independent Financial Advisor.

The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	transactions between or among the Company and/or its Restricted Subsidiaries;

(2)	any employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

(3)	transactions with any Person (other than an Unrestricted Subsidiary) that is an Affiliate of the Company solely because the Company owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4)	transactions pursuant to or contemplated by any agreement of, or any instrument entered into or issued by, the Company or any Restricted Subsidiary as in effect on the date of the Indenture (as such agreement or instrument is disclosed in the prospectus with respect to the offering of the notes), or any amendment thereto or any replacement agreements so long as any such amendment or replacement agreement is not more disadvantageous to the holders in any material respect than the original agreement or instrument as in effect on the date of the Indenture;

(5)	Restricted Payments that do not violate the provisions of the Indenture described above under the caption “—Restricted Payments”;

(6)	payment of reasonable directors’ fees to Persons who are not otherwise Affiliates of the Company;

(7)	loans or advances or reasonable compensation to employees of the Company in the ordinary course of business;

(8)	loans to employees of the Company in connection with the purchase of Equity Interests of the Company by such employees up to $3.0 million in the aggregate;

(9)	payment of fees by the Company to Freeman Spogli & Co. LLC for any financial or mergers and acquisitions advisory, financing, underwriting or placement services (whether structured as a fee or an underwriting discount) in connection with financings, acquisitions or divestitures, provided that (a) the fees for any such transaction shall not exceed the greater of 2% of the transaction value and 5% of the amount of any new equity invested by Freeman Spogli & Co. LLC in connection with such transaction and (b) each such payment shall be approved by a majority of the disinterested members of the Board of Directors of the Company; and

(10)	issuances of Equity Interests (other than Disqualified Stock) of the Company.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary; provided that:

(1)	any Guarantee by the Company or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated will be deemed to be an incurrence of Indebtedness by the Company or such Restricted Subsidiary (or both, if applicable) at the time of such designation, and such incurrence of Indebtedness would be permitted under the covenant described above under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(2)	the aggregate fair market value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary being so designated (including any Guarantee by the Company or any Restricted Subsidiary of any Indebtedness of the such Subsidiary) will be deemed to be a Restricted Investment made as of the time of such designation and that such Investment would be permitted under the covenant described above under the caption “—Certain Covenants—Restricted Payments”;

(3)	such Subsidiary does not own any Equity Interests of, or hold any Liens on any property of, the Company or any Restricted Subsidiary;

(4)	the Subsidiary being so designated:

(a)	is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(b)	is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (i) to subscribe for additional Equity Interests or (ii) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(c)	has at least one director on its Board of Directors that is not a director or officer of the Company or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or officer of the Company or any of its Restricted Subsidiaries; and

(5)	no Default or Event of Default would be in existence immediately following such designation.

Any designation of a Restricted Subsidiary of the Company as an Unrestricted Subsidiary shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the Indenture.

The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that:

(1)	such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if such Indebtedness is permitted under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period;

(2)	all outstanding Investments owned by such Unrestricted Subsidiary will be deemed to be made as of the time of such designation and such Investments shall only be permitted if such Investments would be permitted under the covenant described above under the caption “—Certain Covenants—Restricted Payments”;

(3)	all Liens of such Unrestricted Subsidiary existing at the time of such designation would be permitted under the caption “—Certain Covenants—Liens”; and

(4)	no Default or Event of Default would be in existence immediately following such designation.

Sale and Leaseback Transactions

The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that the Company or any Restricted Subsidiary may enter into a sale and leaseback transaction if:

(1)	the Company or that Restricted Subsidiary, as applicable, could have incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(2)	the gross cash proceeds of that sale and leaseback transaction are at least equal to the fair market value, as determined in good faith by the Board of Directors and set forth in an Officers’ Certificate delivered to the Trustee, of the property that is the subject of that sale and leaseback transaction; and

(3)	the transfer of assets in that sale and leaseback transaction is permitted by, and the Company applies the proceeds of such transaction in compliance with, the covenant described above under the caption “—Asset Sales.”

Limitation on Issuance and Sale of Equity Interests on Restricted Subsidiaries

The Company will not transfer, convey, sell, lease or otherwise dispose of, and will not permit any of its Restricted Subsidiaries to, issue, transfer, convey, sell, lease or otherwise dispose of any Equity Interests in any Restricted Subsidiary of the Company to any Person (other than the Company or a Wholly Owned Restricted Subsidiary of the Company and, if necessary, shares of its Capital Stock constituting directors’ qualifying shares or issuances of shares of Capital Stock of foreign Restricted Subsidiaries to foreign nationals, to the extent required by applicable law), except:

(1)	if, immediately after giving effect to such issuance, transfer, conveyance, sale, lease or other disposition, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the “Restricted Payments” covenant if made on the date of such issuance or sale; and

(2)	the Company or such Restricted Subsidiary complies with the “Asset Sale” provisions of the Indenture.

Future Subsidiary Guarantees

If the Company acquires or creates a Domestic Subsidiary after the date of the Indenture, then that newly acquired or created Domestic Subsidiary will be a Restricted Subsidiary, and will become a Subsidiary Guarantor and execute a supplemental indenture and deliver to the trustee an opinion of counsel to the effect that the supplemental indenture has been duly authorized, executed and delivered by such Domestic Subsidiary and constitutes a valid and binding obligation of such Domestic Subsidiary, enforceable against such Domestic Subsidiary in accordance with its terms (subject to customary exceptions), all within ten business days of the date on which it was acquired or created; provided, however, that the foregoing shall not apply to subsidiaries that have properly been designated as Unrestricted Subsidiaries in accordance with the Indenture for so long as they continue to constitute Unrestricted Subsidiaries.

The Subsidiary Guarantee of a Subsidiary Guarantor will be released:

(1)	in connection with any sale or other disposition of a majority of the Capital Stock of a Subsidiary Guarantor to a Person that is not (either before or after giving effect to such transaction) an Affiliate of the Company, if the sale or other disposition complies with the “Asset Sale” provisions of the Indenture;

(2)	in connection with any sale or disposition of all or substantially all of the assets of a Subsidiary Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) an Affiliate of the Company, if the sale or other disposition of all or substantially all of the assets of that Subsidiary Guarantor complies with the “Asset Sale” provisions of the Indenture;

(3)	in connection with the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee pursuant to this covenant, except a discharge or release by, or as a result of, a payment under such Guarantee;

(4)	if the Company properly designates any Restricted Subsidiary that is a Subsidiary Guarantor as an Unrestricted Subsidiary; or

(5)	in connection with the liquidation, dissolution or winding up of a Subsidiary Guarantor.

Merger, Consolidation or Sale of Assets

The Company will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation) or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties and assets of the Company and its Subsidiaries, taken as a whole, in one or more related transactions, to another Person or Persons, unless:

(1)	either (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made (i) is a corporation, limited liability company, partnership or trust organized or existing under the laws of the United States, any state thereof or the District of Columbia and (ii) assumes all the obligations of the Company under the notes, the Indenture and the Registration Rights Agreement pursuant to agreements reasonably satisfactory to the Trustee;

(2)	immediately after giving effect to such transaction no Default or Event of Default exists;

(3)	immediately after giving effect to such transaction on a pro forma basis, the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition shall have been made, will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(4)	each Subsidiary Guarantor (if any), unless such Subsidiary Guarantor is the Person with which the Company has entered into a transaction under this “Merger, Consolidation or Sale of Assets” covenant, shall have by amendment to its Subsidiary Guarantee confirmed that its Subsidiary Guarantee shall apply to the obligations of the Company or the surviving person in accordance with the notes and the Indenture.

A Subsidiary Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person), another Person, other than the Company or another Subsidiary Guarantor, unless:

(1)	immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2)	either:

(a)	the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger is a corporation, limited liability company, partnership or trust organized or existing under the laws of the United States, any state thereof or the District of Columbia and assumes all the obligations of that Subsidiary Guarantor under the Indenture, its Subsidiary Guarantee and the Registration Rights Agreement pursuant to a supplemental indenture satisfactory to the Trustee; or

(b)	such sale or other disposition complies with the “Asset Sale” provisions of the Indenture, including the application of the Net Proceeds therefrom.

In addition, neither the Company nor any Restricted Subsidiary may, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. Clause (3) of the first paragraph of this “Merger, Consolidation or Sale of Assets” covenant will not apply to any merger, consolidation or sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and any of its Restricted Subsidiaries.

Business Activities

The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Restricted Subsidiaries, taken as a whole.

Payments for Consent

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless such consideration is offered to be paid and is paid to all Holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Subordinated Notes

Notwithstanding anything in the Indenture to the contrary, (a) the Company will comply with the terms of the Subordinated Notes and (b) the Company will not, without the consent of the Trustee or Holders of a majority of the principal amount of the notes, amend, modify, supplement or restate any of the Subordinated Notes in any manner that would adversely affect the rights of the Holders of notes (including as to the subordination and redemption provisions contained therein).

Reports

Whether or not required by the rules and regulations of the Commission, so long as any notes are outstanding, the Company will furnish to the Holders of notes, following the consummation of the exchange offer for the notes, within the time periods specified in the Commission’s rules and regulations:

(1)	all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; and

(2)	all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

All reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. In addition, following the consummation of the exchange offer for the notes, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to prospective investors upon request. In addition, the Company and the Subsidiary Guarantors have agreed that, for so long as any notes remain outstanding, they will furnish to the Holders and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

Events of Default and Remedies

Each of the following is an Event of Default:

(1)	default for 30 days in the payment when due of interest (including any additional interest) on the notes whether or not prohibited by the subordination provisions of the Indenture;

(2)	default in payment when due (whether at maturity, upon acceleration, redemption or otherwise) of the principal of, or premium, if any, on the notes;

(3)	failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase upon a Change of Control,” “—Certain Covenants—Asset Sales” or “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(4)	failure by the Company or any of its Restricted Subsidiaries for 30 days after written notice by the Trustee or Holders representing 25% or more of the aggregate principal amount of notes outstanding to comply with any of the other agreements in the Indenture;

(5)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the date of the Indenture, if that default:

(a)	is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to expiration of any applicable grace period after the Stated Maturity thereof; or

(b)	results in the acceleration of such Indebtedness prior to its Stated Maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been accelerated aggregates $10.0 million or more;

(6)	failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 consecutive days;

(7)	except as permitted by the Indenture, any Subsidiary Guarantee issued by a Significant Subsidiary shall be held in any judicial proceeding to be unenforceable or invalid, or shall cease for any reason to be in full force and effect, or any Subsidiary Guarantor that is a Significant Subsidiary, or any Person acting on behalf of such Subsidiary Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and

(8)	certain events of bankruptcy or insolvency described in the Indenture with respect to the Company or any Significant Subsidiary of the Company (or any Subsidiaries that together would constitute a Significant Subsidiary).

In the case of an Event of Default described in clause (8), all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately by notice in writing to the Company specifying the respective Event of Default.

Holders of the notes may not enforce the Indenture or the notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the notes notice of any Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest or additional interest) if it determines that withholding notice is in their interest.

The Holders of a majority in aggregate principal amount of the notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest, additional interest (if any) or premium (if any) on, or the principal of, the notes. The Holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of notes. A Holder may not pursue any remedy with respect to the Indenture or the notes unless:

(1)	the Holder gives the Trustee written notice of a continuing Event of Default;

(2)	the Holders of at least 25% in aggregate principal amount of outstanding notes make a written request to the Trustee to pursue the remedy;

(3)	such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

(4)	the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5)	during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding notes do not give the Trustee a direction that is inconsistent with the request.

However, such limitations do not apply to the right of any Holder of a note to receive payment of the principal of, or premium or additional interest, if any, or interest on, such note, or to bring suit for the enforcement of any such payment, on or after the due date expressed in the notes, which right shall not be impaired or affected without the consent of the Holder.

In the case of any Event of Default occurring by reason of any willful action taken or not taken by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs during any time that the notes are outstanding, by reason of any willful action taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the notes, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

The Company is required to deliver to the Trustee annually within 90 days after the end of each fiscal year a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company or any Subsidiary Guarantor, as such, shall have any liability for any obligations of the Company or the Subsidiary Guarantor under the notes, the Indenture or any Subsidiary Guarantee or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Subsidiary Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:

(1)	the rights of Holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and additional interest, if any, on such notes when such payments are due from the trust referred to below;

(2)	the Company’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the Trustee and the Company’s and the Subsidiary Guarantors’ obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Subsidiary Guarantors released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent registered public accountants, to pay the principal of, and interest and premium (if any) and additional interest (if any) on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2)	in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default shall have occurred and be continuing either: (a) on the date of such deposit; or (b) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 123rd day after the date of deposit;

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6)	the Company must have delivered to the Trustee an Opinion of Counsel to the effect that (1) assuming no intervening bankruptcy of the Company or any Subsidiary Guarantor between the date of deposit and the 123rd day following the deposit and assuming that no Holder is an “insider” of the Company under applicable bankruptcy law, after the 123rd day following the deposit, the trust funds will not be subject to the effect of Section 547 of the United States Bankruptcy Code or any applicable state bankruptcy, insolvency, reorganization or similar state law affecting creditors and (2) the creation of the defeasance trust does not violate the Investment Company Act of 1940;

(7)	the Company must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others;

(8)	if the notes are to be redeemed prior to their stated maturity, the Company must deliver to the Trustee irrevocable instructions to redeem all of the notes on the specified redemption date; and

(9)	the Company must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture or the notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the Indenture or the notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each Holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting Holder):

(1)	reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any note or alter the provisions, or waive any payment, with respect to the redemption of the notes;

(3)	reduce the rate of or change the time for payment of interest on any note;

(4)	waive a Default or Event of Default in the payment of principal of, or interest or premium, or additional interest, if any, on the notes (except a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(5)	make any note payable in money other than U.S. dollars;

(6)	make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of notes to receive payments of principal of, or interest or premium or additional interest, if any, on the notes;

(7)	release any Subsidiary Guarantor from any of its obligations under its Subsidiary Guarantee or the Indenture, except in accordance with the terms of the Indenture;

(8)	impair the right to institute suit for the enforcement of any payment on or with respect to the notes or the Subsidiary Guarantees;

(9)	after an Asset Sale or Change of Control has occurred, amend, change or modify the obligation of the Company to make and consummate an Asset Sale Offer with respect to any Asset Sale in accordance with the “—Asset Sales” covenant or the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with the provisions under the caption “—Repurchase upon a Change of Control,” including, in each case, amending, changing or modifying any definition relating thereto;

(10)	except as otherwise permitted under the “Merger, Consolidation or Sale of Assets” covenant, consent to the assignment or transfer by the Company or any Subsidiary Guarantor of any of its rights or obligations under the Indenture; and

(11)	make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any Holder of notes, the Company, each Subsidiary Guarantor and the Trustee may amend or supplement the Indenture or the notes:

(1)	to cure any ambiguity, defect or inconsistency;

(2)	to provide for uncertificated notes in addition to or in place of certificated notes;

(3)	to provide for the assumption of the Company’s or any Subsidiary Guarantor’s obligations to Holders of notes in the case of a merger or consolidation or sale of all or substantially all of the Company’s or such Subsidiary Guarantor’s assets;

(4)	to make any change that would provide any additional rights or benefits to the Holders of notes or that does not adversely affect in any material respect the legal rights under the Indenture of any such Holder;

(5)	to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(6)	to conform the text of the Indenture or the notes to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the Indenture or the notes;

(7)	to comply with the provisions described under “Future Subsidiary Guarantees”; or

(8)	to evidence and provide for the acceptance of appointment by a successor Trustee.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1)	either:

(a)	all notes that have been authenticated (except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

(b)	all notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Subsidiary Guarantor has irrevocably deposited or caused to be deposited with the Trustee, as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the Trustee for cancellation for principal, premium and additional interest, if any, and accrued interest to the date of maturity or redemption;

(2)	no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Subsidiary Guarantor is a party or by which the Company or any Subsidiary Guarantor is bound;

(3)	the Company has paid or caused to be paid all sums payable by it under the Indenture; and

(4)	the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, the Company must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the Trustee becomes a creditor of the Company or any Subsidiary Guarantor, the Trust Indenture Act limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of notes unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Book-Entry, Delivery and Form

The exchange notes will be issued in the form of one or more fully registered notes in global form (the “Global Notes”). Ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC, the participants, or persons who hold interests through participants. Ownership of beneficial interests in the Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC, its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

So long as DTC or its nominee is the registered owner or holder of the Global Notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the Global Notes for all purposes under the indenture and the exchange notes. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the indenture.

Payments of the principal of, and interest on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the Global Notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

We expect that DTC will take any action permitted to be taken by a holder of exchange notes (including the presentation of exchange notes for exchange as described below) only at the direction of one or more participants to whose account DTC interests in the Global Notes is credited and only in respect of such portion of the aggregate principal amount of exchange notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, or we, at our option, notify the trustee in writing that it elects to cause the issuance of certified notes DTC will exchange the applicable Global Notes for certificated notes, which it will distribute to its participants.

We understand that DTC is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies and certain other organizations that clear through or maintain a custodial relationship with a participant, either directly or indirectly, or indirect participants.

Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we, nor the trustee, will have any responsibility for the performance by DTC or its respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

If DTC ceases to be a clearing agency registered under the Exchange Act, or is at any time unwilling or unable to continue as a depositary for the global notes and a successor depositary is not appointed by us within 90 days, we will issue certificated notes in exchange for the Global Notes. Holders of an interest in a global note may receive certificated notes in accordance with DTC’s rules and procedures in addition to those provided for under the indenture.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Company takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised the Company that, pursuant to procedures established by it:

(1)	upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

(2)	ownership of these interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in such system. After the expiration of the Restricted Period (but not earlier), investors may also hold interests in the Regulation S Global Notes through Participants in the DTC system other than Euroclear and Clearstream. Euroclear and Clearstream will hold interests in the Regulation S Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Morgan Guaranty Trust Company of New York, Brussels office, as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interest in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “Holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of and interest and premium (if any) and additional interest (if any) on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for:

(1)	any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2)	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Subject to the transfer restrictions set forth under “Notice to Investors,” transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised the Company that it will take any action permitted to be taken by a Holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Rule 144A Global Notes and the Regulation S Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither the Company nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive notes in registered certificated form (“Certificated Notes”) if:

(1)	DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in the case of (a) and (b), the Company fails to appoint a successor depositary;

(2)	the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3)	there shall have occurred and be continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in “Notice to Investors,” unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes. See “Notice to Investors.”

Same Day Settlement and Payment

The Company will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and additional interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. The Company will make all payments of principal, interest and premium, if any, and additional interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder’s registered address. The notes represented by the Global Notes are expected to be eligible to trade in the PORTAL market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Company that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into, or becomes a Subsidiary of, such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means (1) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person or (2) any executive officer or director of such specified Person. For purposes of this definition, “control,” as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” shall have correlative meanings.

“Asset Acquisition” means:

(1)	any transaction pursuant to which any Person shall become a Restricted Subsidiary of the Company or shall be consolidated or merged with the Company or any Restricted Subsidiary of the Company; or

(2)	the acquisition by the Company or any Restricted Subsidiary of the Company of assets of any Person comprising all or substantially all of the assets of such Person or of a division or line of business of such Person; provided that the assets acquired are related, ancillary or complementary to the business of the Company and its Restricted Subsidiaries on the date of such acquisition.

“Asset Sale” means:

(1)	the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption “—Repurchase upon a Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions described under the caption “—Certain Covenants—Asset Sale”; and

(2)	the issuance of Equity Interests by any of the Company’s Restricted Subsidiaries or the sale by the Company or any Restricted Subsidiary of Equity Interests in any of its Subsidiaries.

Notwithstanding the preceding, the following items shall be deemed not to be Asset Sales:

(1)	any single transaction or series of related transactions that involves assets having a fair market value of less than $1.0 million;

(2)	a transfer of assets between or among the Company and its Restricted Subsidiaries;

(3)	an issuance of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary;

(4)	the sale or lease of equipment, inventory, accounts receivable, fixtures, leasehold improvements or other assets in the ordinary course of business;

(5)	the sale or other disposition of cash or Cash Equivalents;

(6)	the payment of a dividend that is permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments”;

(7)	the lease of delivery vehicles to any Person that is not an Affiliate of the Company in connection with an outsourcing transaction approved by the Board of Directors; and

(8)	any sale or disposition of any property or equipment that has become damaged, worn out, obsolete or otherwise unsuitable for use in connection with the business of the Company or its Restricted Subsidiaries.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” shall have a corresponding meaning.

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation;

(2)	with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3)	with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Borrowing Base” means, as of any date, an amount equal to the sum of:

(1)	85% of the book value of all accounts receivable owned by the Company and its Restricted Subsidiaries; plus

(2)	65% of the net book value of all inventory of the Company and its Restricted Subsidiaries;

all calculated on a consolidated basis in accordance with GAAP by reference to the consolidated balance sheet of the Company as of the most recent month for which such a balance sheet of the Company is available. In the event that information with respect to any element of the Borrowing Base is not available as of any date, then the most recently available information will be utilized.

“Build-to-Suit Sale and Leaseback Transaction” means, in respect of any real property acquired and improved by the Company or any of its Restricted Subsidiaries (whether before or after the date of the Indenture) solely in connection with the opening of a new store, warehouse or distribution center, any transaction occurring after the Closing Date whereby such real property is sold by and leased back to the Company or such Restricted Subsidiary within a period ending not later than 18 months after the date on which construction work to improve such real property commenced; provided that such property was purchased by the Company or such Restricted Subsidiary no more than one year prior to such commencement date.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) or membership interests; and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means:

United States dollars;

(1)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than six months (or longer in the case of securities used to defease the notes pursuant to “—Legal Defeasance and Covenant Defeasance”) from the date of acquisition (including repurchase agreements and reverse repurchase agreements relating to such securities);

(2)	marketable direct obligations issued by any state of the United States or any political subdivision of any such state or any public instrumentality thereof, in each case, maturing within one year from the date of acquisition, and having, at the time of acquisition, a credit rating of at least “A-1” from S&P or at least “P-1” from Moody’s;

(3)	certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $250.0 million and outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act);

(4)	repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clauses (2), (3) and (4) above entered into with any financial institution meeting the qualifications specified in clause (4) above;

(5)	commercial paper having the highest rating obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and, in each case, maturing within six months after the date of acquisition; and

(6)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

“Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than a Permitted Holder;

(2)	the adoption of a plan relating to the liquidation or dissolution of the Company;

(3)	(a) prior to the occurrence of a Public Market, any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) other than a Permitted Holder becomes the ultimate beneficial owner, directly or indirectly, of more than 50% of the voting power of the Voting Stock of the Company; and (b) after the occurrence of a Public Market, any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) other than a Permitted Holder becomes the ultimate beneficial owner, directly or indirectly, of 35% or more of the voting power of the Voting Stock of the Company, and the Permitted Holders beneficially own a lesser percentage of such voting power of the Voting Stock than such Person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Company’s Board of Directors;

(4)	the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors; or

(5)

the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where (a) the Voting Stock of the Company outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance) and (b) immediately after such transaction, no “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than a Permitted Holder, becomes, directly or indirectly, the beneficial owner of 35% or more of the voting power of all classes of Voting Stock of the surviving or transferee Person (unless the Permitted Holders beneficially own an equal or greater percentage of such voting power of the Voting Stock than such Person and have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Company’s Board of Directors).

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus (or in the case of (5) minus):

(1)	provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(2)	Fixed Charges to the extent deducted in computing such Consolidated Net Income; plus

(3)	depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (including non-cash asset impairment charges but excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(4)	to the extent deducted in computing such Consolidated Net Income, expenses and charges resulting from (a) the Recapitalization or (b) any other equity offerings, investments, mergers, recapitalizations, option buyouts, dispositions, acquisitions or similar transactions (provided that, in the case of this clause (b), any such expenses and charges shall have been incurred prior to or no later than three months following the consummation of such transaction); minus

(5)	non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business;

in each case on a basis consistent with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, the Fixed Charges and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of the Company shall be added to Consolidated Net Income to compute Consolidated Cash Flow of the Company only to the extent that a corresponding amount of Consolidated Net Income of such Restricted Subsidiary would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1)	the Net Income or loss of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary thereof;

(2)

the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its equity holders;

(3)	the Net Income of any Person acquired during the specified period for any period prior to the date of such acquisition shall be excluded;

(4)	the cumulative effect of a change in accounting principles shall be excluded;

(5)	non-cash expenses or charges arising from the grant, issuance or repricing of stock, stock options or other equity-based awards or any amendment, modification, substitution or change of any stock, stock options or other equity-based awards will be excluded;

(6)	the Net Income (or loss) of any Unrestricted Subsidiary shall be excluded, whether or not distributed to the specified Person or one of its Subsidiaries;

(7)	an amount equal to the ESP Adjustment Amount for such period shall be included; and

(8)	with respect to any period or portion of any period preceding the date of the Indenture, Consolidated Net Income shall be determined without applying FIN 46R or EITF Issue No. 90-15 and EITF Topic No. D-14.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who:

(1)	was a member of such Board of Directors on the date of the Indenture; or

(2)	was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

“Credit Agreement” means that certain Credit Agreement, dated as of February 3, 2005, by and among the Company, HHG Distributing, LLC, Congress Financial Corporation (Central), as Administrative Agent and Collateral Agent, and Wachovia Capital Markets, LLC, as Sole Lead Arranger and Bookrunner, and the other lenders named therein and all amendments thereto, together with the related documents thereto (including, without limitation, security documents, notes, instruments and other agreements in connection therewith), in each case, as amended from time to time by one or more credit agreements (including any amendment or restatement thereof), including any agreements adding Subsidiaries of the Company as additional borrowers or guarantors thereunder or extending the maturity of, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or any successor or replacement agreements and whether by the same or any other agent, lender or group of lenders, in each case, in the bank credit market.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disposition” means, with respect to any Person, any merger, consolidation or other business combination involving such Person (whether or not such Person is the surviving Person) or the sale, assignment, or transfer, lease, conveyance or other disposition of all or substantially all of such Person’s assets or Capital Stock.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The term “Disqualified Stock” shall also include any options, warrants or other rights that are convertible into Disqualified Stock or that are redeemable at the option of the holder, or required to be redeemed, prior to the date that is one year after the date on which the notes mature. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Domestic Subsidiary” means any Subsidiary of the Company that was formed under the laws of the United States or any state thereof or the District of Columbia.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“ESP Adjustment Amount” means, with respect to the Company and for any period, the excess of (i) the unamortized portion of revenue from the sale of ESPs with respect to consumer electronics products during such period over (ii) the sum of the unamortized portion of the commission expense with respect to the sale of such ESPs and the fees that would have been payable to the third-party provider with respect to such ESPs had such ESPs been sold as third-party ESPs (under which the Company is not the obligor) on a basis and under terms similar to the third-party ESPs sold with respect to appliances.

“Existing Indebtedness” means the aggregate principal amount of Indebtedness (other than Indebtedness under the Credit Agreement) in existence on the date of the Indenture, including the Subordinated Notes, until such amounts are repaid.

“fair market value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a Board Resolution (unless provided otherwise in the Indenture).

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than working capital borrowings in the ordinary course of business) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date of the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or discharge of Indebtedness or such issuance, repurchase or redemption, of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period. For the avoidance of doubt, notwithstanding the exclusion of working capital borrowings in the ordinary course of business from the pro forma requirements set forth in the immediately preceding sentence, actual interest paid or accrued during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be included in the calculation of Fixed Charges.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)	acquisitions and dispositions of business entities or property and assets constituting a division or line of business of any Person that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated giving effect to any Pro Forma Cost Savings;

(2)	the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, shall be excluded;

(3)	the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date; and

(4)	consolidated interest expense attributable to interest on any Indebtedness (whether existing or being incurred) and bearing a floating interest rate shall be computed as if the rate in effect on the Calculation Date (taking into account any interest rate option, swap, cap or similar agreement applicable to such Indebtedness if such agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period.

“Fixed Charges” means (subject to the last sentence of this definition), with respect to any specified Person for any period, the sum, without duplication, of:

(1)	the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

(2)	the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)	any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon, the amount of which shall be the portion of interest equal to the proportionate amount (if less than all) of such Indebtedness of such other Person so guaranteed or secured by such Lien; plus

(4)

the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP;

less the amortization during such period of debt issuance and deferred financing costs, commissions and fees; provided, however, that the aggregate amount of amortization relating to such debt issuance and deferred financing costs, commissions and fees (other than such debt issuance and deferred financing costs, commissions and fees incurred in connection with the Recapitalization) deducted in calculating Fixed Charges shall not exceed 3.5% of the aggregate amount of the financing giving rise to such debt issuance and deferred financing costs, commissions and fees. With respect to any period or portion of any period preceding the date of the Indenture, any interest expense attributable solely to the consolidation of related party entities pursuant to FIN 46R or EITF Issue No. 90-15 and EITF Topic No. D-14 will not be included in the definition of “Fixed Charges”.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Public Company Accounting Oversight Board, which are in effect on the date of the Indenture.

“Government Securities” means securities that are (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case under clauses (i) or (ii) are not callable or redeemable at the option of the issuer thereof.

“Guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements or by agreements to keep-well, to purchase assets, goods, securities, to take or pay or to maintain financial statement conditions or otherwise).

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)	interest rate swap agreements (whether from fixed to floating or floating to fixed), interest rate cap agreements, interest rate collar agreements and other similar agreements or arrangements;

(2)	commodity swap agreements, commodity option agreements, forward contracts and other similar agreements or arrangements; and

(3)	foreign exchange contracts, currency swap agreements and other similar agreements or arrangements.

“incur” means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become directly or indirectly liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness; provided that (1) any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary will be deemed to be incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary and (2) neither the accrual of interest nor the accretion of original issue discount nor the payment of interest in the form of additional Indebtedness (to the extent provided for when the Indebtedness on which such interest is paid was originally issued) shall be considered an incurrence of Indebtedness.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1)	in respect of borrowed money,

(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof), but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations described in clause (5) below entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement,

(3)	in respect of banker’s acceptances,

(4)	representing Capital Lease Obligations,

(5)	representing the balance deferred and unpaid of the purchase price of any property or services which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except any such balance that constitutes an accrued expense or trade payable incurred in the ordinary course of business (other than a trade payable that is covered by an inventory floor planning program and that continues to be unpaid on or after the fifteenth day after the due date specified therefor under the terms of the agreement or instrument governing such trade payable),

(6)	representing Hedging Obligations, other than Hedging Obligations that are incurred for the purpose of protecting the Company or its Restricted Subsidiaries against fluctuations in interest rates, commodity prices or foreign currency exchange rates, and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder, or

(7)	representing Disqualified Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends.

In addition, the term “Indebtedness” includes (x) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person), provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness, and (y) to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person to the extent of the amount of Indebtedness covered by such Guarantee. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock, such fair market value shall be determined in good faith by the Board of Directors of the issuer of such Disqualified Stock.

The amount of any Indebtedness outstanding as of any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, and shall be:

(1)	the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(2)	the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness;

provided that the obligation to repay money borrowed and set aside at the time of the incurrence of any Indebtedness in order to pre-fund the payment of the interest on such Indebtedness shall be deemed not to be “Indebtedness” so long as such money is held to secure the payment of such interest.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant of nationally recognized standing that is, in the judgment of the Board of Directors, independent and qualified to perform the task for which it has been engaged.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans or other extensions of credit (including Guarantees or other arrangements, but excluding advances to customers or suppliers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of the Company or its Restricted Subsidiaries, and endorsements for collection or deposit arising in the ordinary course of business), advances (excluding commission, travel, relocation, ordinary business expenses and similar advances to officers and employees made consistent with past practices), capital contributions (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Investment in such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” Except as otherwise provided in the Indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of October 19, 2004, by and among the Company, Gregg Investment Corporation, LLC, GIC Corporation and the sellers named therein, as amended.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1)	any gain or loss, together with any related provision for taxes on such gain (or loss), realized in connection with: (a) any asset sale outside the ordinary course of business; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2)	any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (1) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result thereof, (2) taxes paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (3) amounts required to be applied to the repayment of Indebtedness owed by Persons other than the Company or a Restricted Subsidiary of the Company and secured by a Lien on the asset or assets that were the subject of such Asset Sale, (4) all distributions and other payments required to be made to any Person owning a beneficial interest in assets subject to sale or minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale, (5) any reserve, established in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Sale and retained by the Company or any Restricted Subsidiary of the Company after such Asset Sale, (6) any reserves established in accordance with GAAP with respect to the purchase price adjustments or indemnification obligations relating to such Asset Sale or otherwise in connection with such Asset Sale and (7) any reserve for adjustment of purchase price in respect of the sale price of such asset or assets or post-employment severance or related amount, established in accordance with GAAP.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Parent Entity” means Gregg Investment Corporation, LLC and its successors.

“Permitted Business” means any business conducted or proposed to be conducted (as described in the prospectus) by the Company or its Restricted Subsidiaries on the date of the Indenture and other businesses related, ancillary or complementary to, or a reasonable extension of, the business of the Company or its Restricted Subsidiaries on the date of the Indenture.

“Permitted Holder” means (i) each of Jerry Throgmartin, Gregg Throgmartin and Dennis L. May for so long as such person is a shareholder in, and a member of the senior management of, the Company and (ii)(a) Freeman Spogli & Co. LLC (and any successor entity thereof or other entity controlled by the principals of Freeman Spogli & Co. LLC (other than any of its portfolio companies)) and (b) FS Equity Partners V, L.P., FS Affiliates V, L.P. and any other investment partnerships or limited liability companies formed by the Persons described in clause (ii)(a) for so long as any such investment partnership or limited liability company is controlled by the Persons described in clause (ii)(a); provided, however, that, solely for purposes of determining whether or not a Change of Control under clause 3(b) of the definition thereof has occurred, the aggregate Voting Stock of the Company Beneficially Owned, directly or indirectly, by any of the limited partners or members, as applicable, of FS Equity Partners V, L.P., of FS Affiliates V, L.P. or of any other investment partnerships or limited liability companies formed by the Persons described in clause (ii)(a) that shall have invested as a co-investor or on a side-by-side basis with such investment funds in the Parent Entity in connection with the Recapitalization may be treated as Voting Stock of the Persons described in clause (ii)(a) or (b) unless, on the relevant date of determination, such limited partners Beneficially Own, directly or indirectly, an equal or greater aggregate percentage of voting power of the Voting Stock of the Company than the aggregate percentage Beneficially Owned, directly or indirectly, by the Persons described in clause (ii)(a) or (b) without giving effect to this proviso.

“Permitted Investments” means:

(1)	any Investment in the Company or in a Restricted Subsidiary of the Company that is a Subsidiary Guarantor;

(2)	any Investment in Cash Equivalents;

(3)	any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary of the Company that is a Subsidiary Guarantor; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company that is a Subsidiary Guarantor;

(4)	any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Certain Covenants—Asset Sales”;

(5)	Hedging Obligations that are incurred for the purpose of protecting the Company or its Restricted Subsidiaries against fluctuations in interest rates, commodity prices or foreign currency exchange rates, and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(6)	other Investments in any Person that is not an Affiliate of the Company having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (6) since the date of the Indenture, not to exceed $10.0 million;

(7)	loans or advances to employees of the Company or any Subsidiary Guarantor in the ordinary course of business or in connection with the purchase of Equity Interests of the Company;

(8)	any Investments received in compromise or resolution of (a) obligations of creditors or customers that were incurred in the ordinary course of business of the Company or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (b) litigation, arbitration or other disputes with Persons who are not Affiliates; and

(9)	repurchases of the notes.

“Permitted Liens” means:

(1)	Liens on the assets of the Company and any Subsidiary Guarantor securing Indebtedness incurred under clause (1) or (11) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(2)	Liens securing the notes and any Subsidiary Guarantees;

(3)	Liens in favor of the Company or any Restricted Subsidiary;

(4)	Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Restricted Subsidiary;

(5)	Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any property other than the property so acquired by the Company or the Restricted Subsidiary;

(6)	Liens existing on the date of the Indenture;

(7)	Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed $5.0 million at any one time outstanding;

(8)	Liens to secure Indebtedness permitted by clause (4) of the second paragraph of the covenant entitled “Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets (and any proceeds thereof) acquired with or financed by such Indebtedness and incurred within 180 days after the date of the acquisition, or the completion of the construction or improvement, thereof;

(9)	statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

(10)	Liens on cash or Cash Equivalents securing Hedging Obligations of the Company or any of its Restricted Subsidiaries (a) that are Incurred for the purpose of fixing, hedging or swapping interest rate, commodity price or foreign currency exchange rate risk (or to reverse or amend any such agreements previously made for such purposes), and not for speculative purposes, or (b) securing letters of credit that support such Hedging Obligations;

(11)	Liens incurred or deposits made in the ordinary course of business in connection with worker’s compensation, unemployment insurance or other social security obligations;

(12)	survey exceptions, encumbrances, easements or reservations of, or rights of others for, rights of way, zoning or other restrictions as to the use of properties, and defects in title which, in the case of any of the foregoing, were not incurred or created to secure the payment of Indebtedness, and which in the aggregate do not materially adversely affect the value of such properties or materially impair the use for the purposes of which such properties are held by the Company or any of its Restricted Subsidiaries;

(13)	judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(14)	Liens, deposits or pledges to secure public or statutory obligations, surety, stay, appeal, indemnity, performance, return-of-money or other similar bonds or obligations; and Liens, deposits or pledges in lieu of such bonds or obligations, or to secure such bonds or obligations, or to secure letters of credit in lieu of or supporting the payment of such bonds or obligations, or to secure obligations under leases, contracts and other similar obligations (exclusive of obligations for the payment of borrowed money);

(15)	Liens in favor of collecting or payor banks or credit card issuers or processors having a right of setoff, revocation, refund or charge back with respect to credit balances or money or instruments of the Company or any Subsidiary thereof on deposit with or in possession of such bank;

(16)	any interest or title of a lessor, licensor or sublicensor in the property subject to any lease, license or sublicense;

(17)	Liens arising from precautionary UCC financing statements regarding operating leases or consignments;

(18)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(19)	Liens securing Permitted Refinancing Indebtedness; provided that such Liens do not extend to any property or assets other than the property or assets that secure the Indebtedness being refinanced;

(20)	unperfected Liens upon specific items of inventory or other goods purchased by the Company or its Restricted Subsidiaries in the ordinary course of business in favor of the vendors thereof;

(21)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods that are incurred in the ordinary course of business; and

(22)	Liens upon specific items of inventory subject to inventory financing programs maintained by the Company in favor of the Persons providing such programs.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest thereon and the amount of any customary expenses and premiums incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has a final Stated Maturity later than the final Stated Maturity of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3)	if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes or any Subsidiary Guarantee, such Permitted Refinancing Indebtedness has a final Stated Maturity later than the final Stated Maturity of, and is subordinated in right of payment to, the notes or such Subsidiary Guarantee, as the case may be, on terms at least as favorable to the Holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(4)	if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is pari passu in right of payment to the notes or the Subsidiary Guarantees, such Permitted Refinancing Indebtedness is pari passu or subordinated in right of payment to the notes; and

(5)	such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Pro Forma Cost Savings” means, with respect to any period for which the Fixed Charge Coverage Ratio is calculated, the reduction in net costs and related adjustments that (i) were directly attributable to an acquisition of a business entity, or property and assets constituting a division or line of business, that occurred during the four-quarter period or after the end of the four-quarter period and on or prior to the Calculation Date and calculated on a basis that is consistent with Regulation S-X under the Securities Act as in effect and applied as of the date of the Indenture, (ii) were actually implemented by the business that was the subject of such acquisition within six months after the date of such acquisition and prior to the Calculation Date and are supportable and quantifiable by the underlying accounting records of such business or (iii) relate to the business that is the subject of such acquisition and that the Company reasonably determines are probable based upon specifically identifiable actions to be taken within six months of the date of such acquisition and, in the case of each of (i), (ii) and (iii), are described, as provided below, in an officer’s certificate, as if all such reductions in costs had been effected as of the beginning of such period. Pro Forma Cost Savings described above shall be accompanied by a certificate delivered to the Trustee from the Company’s Chief Financial Officer that outlines the specific actions taken or to be taken, the net cost savings achieved or to be achieved from each such action and that, in the case of clause (iii) above, such savings have been determined to be probable.

“Public Equity Offering” means an offer and sale of common stock (other than Disqualified Stock) of the Company pursuant to a registration statement that has been declared effective by the Commission pursuant to the Securities Act (other than a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of the Company).

A “Public Market” shall be deemed to exist if (i) a Public Equity Offering has been consummated and (ii) at least 15% of the total issued and outstanding common stock of the Company has been distributed by means of an effective registration statement under the Securities Act or sales pursuant to Rule 144 under the Securities Act.

“Recapitalization” means the recapitalization transaction contemplated by the Merger Agreement.

“Replacement Assets” means (1) non-current tangible assets that will be used or useful in a Permitted Business or (2) substantially all the assets of a Permitted Business or a majority of the Voting Stock of any Person engaged in a Permitted Business that will become on the date of acquisition thereof a Restricted Subsidiary.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Retained Equity Interests” means the Equity Interests in the Company retained by Jerry Throgmartin, Gregg Throgmartin and Dennis May upon consummation of the Recapitalization.

“sale and leaseback transaction” means, with respect to any Person, any transaction involving any of the assets or properties of such Person whether now owned or hereafter acquired, whereby such Person sells or otherwise transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which such Person intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred but excluding any Build-to-Suit Sale and Leaseback Transaction.

“Significant Subsidiary” means any Subsidiary that would constitute a “significant subsidiary” within the meaning of Article 1 of Regulation S-X of the Securities Act.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Notes” means the 6% Junior Subordinated Notes due 2015 issued, on the date of the Indenture, by the Company in an aggregate principal amount of $25.0 million in favor of certain of the sellers named in the Merger Agreement.

“Subsidiary” means, with respect to any specified Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

“Subsidiary Guarantee” means the Guarantee by any Subsidiary Guarantor of the Company’s payment obligations under the notes on a senior basis.

“Subsidiary Guarantors” means:

(1)	each direct or indirect Domestic Subsidiary of the Company; and

(2)	any other Subsidiary that executes a Guarantee of the notes in accordance with the provisions of the Indenture;

and their respective successors and assigns until released from their obligations under their Guarantees and the Indenture in accordance with the terms of the Indenture.

“Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution in compliance with the covenant described under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” and any Subsidiary of such Subsidiary.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness.

“Wholly Owned Restricted Subsidiary” of any specified Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or Investments by foreign nationals mandated by applicable law) shall at the time be owned by such Person and/or by one or more Wholly Owned Restricted Subsidiaries of such Person.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

The following is a summary of the material U.S. federal income and estate tax consequences relating to the purchase, ownership and disposition of the old notes and the exchange notes. Unless otherwise indicated, references in this discussion to the “notes” apply equally to the old notes and the exchange notes. This discussion is based on current provisions of the Internal Revenue Code of 1986, which we refer to as the Code, currently applicable Treasury Regulations, and judicial and administrative rulings and decisions. Legislative, judicial or administrative changes could alter or modify the statements and conclusions in this discussion. Any legislative, judicial or administrative changes or new interpretations may be retroactive and could affect the tax consequences to holders. In addition, we have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service, or IRS, or an opinion of counsel with respect to any tax consequences of purchasing, owning or disposing of the notes. Thus, we cannot assure you that the IRS would not successfully challenge one or more of the tax consequences or matters described here.

This discussion applies to holders who acquire the notes for cash at original issue for their “issue price” within the meaning of Section 1273 of the Code (i.e., the first price at which a substantial amount of notes are sold to the public for cash), and hold the notes as capital assets. This discussion does not address all of the tax consequences relevant to a particular holder in light of that holder’s circumstances, and some holders may be subject to special tax rules and limitations not discussed below (e.g., banks and financial institutions, insurance companies, tax-exempt organizations, nonresident aliens subject to tax on expatriates under Section 877 of the Code, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” broker-dealers, securities traders who elect to mark their securities holdings to market, and persons who hold the notes as part of a hedge, straddle, “synthetic security,” or other integrated investment, risk reduction or constructive sale transaction). This discussion does not address any tax consequences under state, local or non-United States tax laws. Consequently, prospective investors are urged to consult their tax advisors to determine the United States federal, state, local and non-United States income, estate, and any other tax consequences of the purchase, ownership and disposition of the notes, including the application of any applicable tax treaties.

The tax consequences to a partner in a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) that owns the notes depend in part on the status of the partner and the activities of the partnership. Such persons should consult their tax advisors regarding the consequences of any possible purchase, ownership or disposition of the notes.

We use the term “United States holder” to mean a beneficial owner of our notes who, or that, is any of the following:

•	a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States, or under the laws of the United States or of any state (including the District of Columbia);

•	an estate the income of which is subject to U.S. federal income tax, regardless of its source; or

•	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

A non-United States holder is a beneficial owner of the notes who, or that, is not a United States holder.

United States Holders

Payments of Interest

If you are a United States holder, payments of stated interest on the notes generally will be taxable to you as ordinary income at the time you receive or accrue such interest, in accordance with your method of accounting for U.S. federal income tax purposes.

Sale or Other Taxable Disposition of the Notes

If you are a United States holder, you will generally recognize gain or loss on the sale, exchange (other than for exchange notes pursuant to the Exchange Offer, for Certificated Notes, or pursuant to a tax-free transaction), redemption, retirement or other taxable disposition of a note equal to the difference between the amount you realized upon the disposition (less a portion allocable to any accrued and unpaid interest, which will be taxable as interest) and your adjusted tax basis in the note. Your adjusted basis in a note generally will be your cost for the note, less any principal payments you receive. This gain or loss generally will be a capital gain or loss, and will be a long-term capital gain or loss if you have held the note for more than one year. Otherwise, such gain or loss will be a short-term capital gain or loss.

Exchange Offer

The exchange of the old notes for exchange notes pursuant to the exchange offer will not constitute a taxable exchange. As a result, (1) you should not recognize a taxable gain or loss as a result of exchanging your old notes, (2) your holding period for the exchange notes should include the holding period of the old notes exchanged therefor and (3) your adjusted tax basis of the exchange notes should be the same as the adjusted tax basis of the old notes exchanged therefor immediately before such exchange.

Backup Withholding

A United States holder may be subject to a backup withholding tax when such holder receives interest and principal payments on the notes held or upon the proceeds received upon the sale or other disposition of such notes. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. You will be subject to this backup withholding tax if you are not otherwise exempt from withholding and you:

•	fail to furnish your taxpayer identification number, or TIN, which, if you are an individual, is ordinarily your social security number;

•	furnish an incorrect TIN;

•	are notified by the IRS that you have failed to properly report payments of interest or dividends; or

•	fail to certify, under penalties of perjury, that you are a U.S. person, that you have furnished a correct TIN and that the IRS has not notified you that you are subject to backup withholding.

You should consult your tax advisor regarding your qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and you may use amounts withheld as a credit against your U.S. federal income tax liability or may claim a refund as long as you timely provide certain information to the IRS.

Non-United States Holders

Payments of Interest

Subject to the discussion below concerning backup withholding, if you are a non-United States holder not engaged in a trade or business in the United States to which interest on a note is attributable (or, if you are subject to an income tax treaty with the United States, interest on the note is not attributable to a “permanent establishment” you have in the United States), you generally will not be subject to U.S. federal income tax or the U.S. federal withholding tax of 30% (or, if applicable, a lower treaty rate) on interest on a note unless:

•	you are a controlled foreign corporation that is related to us through stock ownership or is otherwise related as determined by Section 864(d)(4) of the Code;

•	you are a bank that receives interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of your trade or business; or

•	you actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock as determined under the Code and applicable Treasury Regulations.

In order for interest payments to you to qualify for the exemption from U.S. taxation described above, the last person or entity in the United States in the chain of interest payments to you (the “Withholding Agent”) must have received (in the year in which a payment of interest occurs or, generally, in any of the three preceding years) a statement that complies with IRS requirements and:

•	is signed by you under penalties of perjury;

•	certifies that you are not a U.S. person; and

•	provides your name and address.

The statement may be made on a Form W-8BEN, and you must inform the Withholding Agent of any change in the information on the statement within 30 days of the change. If you hold a note through a securities clearing organization or other financial institution, the organization or institution may provide a signed statement to the Withholding Agent certifying under penalties of perjury that the Form W-8BEN has been received by it from the holder or from another qualifying financial institution. However, in that case, the signed statement must be accompanied by a copy of the Form W-8BEN provided to the organization or institution holding the note on your behalf.

In addition, the Treasury Regulations permit the shifting of primary responsibility for withholding to “qualified intermediaries” (as defined below) acting on behalf of beneficial owners. A Withholding Agent is allowed to rely on a Form W-8IMY furnished by a “qualified intermediary” on behalf of one or more holders (or other intermediaries) without having to obtain the W-8BEN from the beneficial owner. “Qualified intermediaries” include: (1) foreign financial institutions or foreign clearing organizations (other than a U.S. branch or U.S. office of such institution or organization), or (2) foreign branches or offices of U.S. financial institutions or foreign branches or offices of U.S. clearing organizations, which, as to both (1) and (2), have entered into withholding agreements with the IRS. In addition to certain other requirements, qualified intermediaries must obtain withholding certificates, such as a Form W-8BEN, from each holder. We urge you to consult your own tax advisors about the specific methods available to satisfy IRS certification requirements.

Even if the above conditions are not met, you may be entitled to a reduction in or an exemption from withholding tax on interest received from the notes under a tax treaty between the United States and your country of residence. To claim such a reduction or exemption, you must generally complete Form W-8BEN and claim your right to a reduction or exemption on the form. To claim treaty benefits, you must obtain a U.S. taxpayer identification number and provide it on your Form W-8BEN. In some cases, you may instead be permitted to provide documentary evidence of your claim to the intermediary, or a qualified intermediary may already have some or all of the necessary evidence in its files.

Sale, Exchange or Disposition of the Notes

If you are a non-United States holder, any gain you may realize from the sale, exchange, redemption, retirement or other disposition of a note (other than amounts attributable to accrued interest, which will be taxable as such) generally will not result in U.S. federal income tax liability, unless (1) you are an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, (2) the gain is treated as effectively connected with a U.S. trade or business conducted by you or (3) if you are subject to an income tax treaty with the United States, the gain is attributable to a “permanent establishment” you have in the United States.

Non-United States Holders Engaged in a Trade or Business in the United States

If you are engaged in a trade or business in the United States and interest or gain from the disposition of the notes is effectively connected with the conduct of that trade or business, or if you are subject to an income tax treaty between the United States and your country of residence and you maintain a “permanent establishment” in the United States to which the interest or gain is attributable, you will be subject to United States federal income tax on that interest or gain on a net income basis in the same manner as if you were a United States holder. However, you will be exempt from the 30% withholding tax, provided certain certification and disclosure requirements discussed above under “—Payments of Interest” are satisfied. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of a portion of your effectively connected earnings and profits for the taxable year.

United States Federal Estate Tax

If you are not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes), your estate will not be subject to U.S. federal estate tax on the notes beneficially owned by you at the time of your death if you do not then actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of your death, payments with respect to the notes would not have been effectively connected with your conduct of a trade or business in the United States (or, if you are subject to an income tax treaty with the United States, attributable to your permanent establishment in the United States).

Backup Withholding and Information Reporting

Non-United States holders may be subject to backup withholding and information reporting on payments of principal and interest on a note, and on proceeds received from the disposition of a note. The backup withholding rate is currently 28%. Backup withholding tax will not apply to payments of principal and interest if the statement described above in “—Payments of Interest” is provided to the Withholding Agent, or you otherwise establish an exemption, provided, that the Withholding Agent does not have actual knowledge or reason to know that you are a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The Withholding Agent will generally be required to report annually to the IRS and to each non-United States holder the amount of interest paid to, and the tax withheld, if any, from each non-United States holder.

If you sell notes at an office of a broker outside the United States, the proceeds of that sale will not be subject to backup withholding (absent the broker’s actual knowledge that you are a U.S. person). Information reporting (but not backup withholding) will apply, however, to a sale of notes effected at an office of a broker outside the United States if that broker:

•	is a U.S. person;

•	is a controlled foreign corporation for U.S. federal income tax purposes;

•	is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a U.S. trade or business; or

•	is a foreign person who derives 50% or more of its gross income from the conduct of a U.S. trade or business for a specified three-year period,

unless the broker has in its records documentary evidence that you are a non-United States holder and other conditions are met (including that the broker has no actual knowledge or reason to know that you are a U.S. person) or you otherwise establish an exemption. Any amounts withheld from you under the backup withholding rules would be allowed as a refund or a credit against your U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

IRS Circular 230 Disclosure

To ensure compliance with requirements imposed by the IRS, we inform you that: (i) any U.S. federal tax advice contained in this document is not intended or written by us to be used, and cannot be used, by any taxpayer for the purpose of avoiding tax penalties under the Internal Revenue Code; (ii) such tax advice was written in connection with the promotion or marketing of the Exchange Offer; and (iii) taxpayers should seek advice based on their particular circumstances from an independent tax advisor.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes for a period of 180 days after the expiration date (as defined in “The Exchange Offer”). This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

Neither we, nor HHG Distributing, LLC, or HHG, will receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date, we and HHG will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We and the guarantor have agreed to pay all expenses incident to the exchange offer (including expenses up to $25,000 of one counsel for the holders of old notes) other than dealers’ and brokers’ discounts, commissions and counsel fees and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters with respect to the exchange notes will be passed upon for us by Bingham McCutchen LLP, New York, New York. Certain partners and employees of Bingham McCutchen LLP are limited partners in a limited partnership that is a limited partner of FS Equity Partners V, L.P., the Freeman Spogli investment fund that indirectly owns equity interests of us.

EXPERTS

The consolidated financial statements of Gregg Appliances, Inc. and subsidiaries as of March 31, 2004 and 2005 and for the years then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated statements of income, stockholders’ equity and cash flows for the year ended March 31, 2003, as set forth in their report. We’ve included our 2003 financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the exchange notes offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the exchange notes offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The merger agreement and the credit agreement have been included as exhibits to the registration statement to provide you with information regarding their terms. The merger agreement and the credit agreement contain representations and warranties made among the signatories, and those assertions are qualified by disclosure schedules that were provided in connection with the signing of both agreements. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties, thus you should not rely on the representations and warranties as the actual state of facts. The disclosure schedules contain information that has been included in our general prior public disclosures, as well as potential additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the agreements, which subsequent information may or may not be fully reflected in our public disclosures. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at Station Place, 100 F Street NE, Room 5080, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

GREGG APPLIANCES, INC. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Gregg Appliances, Inc.:

We have audited the accompanying consolidated balance sheets of Gregg Appliances, Inc. and subsidiaries as of March 31, 2004 and 2005, and the related consolidated statements of income, stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gregg Appliances, Inc. and subsidiaries as of March 31, 2004 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Indianapolis, Indiana

June 24, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Gregg Appliances, Inc.

We have audited the accompanying consolidated statements of income, stockholders’ equity and cash flows for Gregg Appliances, Inc. and subsidiaries for the year ended March 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Gregg Appliances, Inc. and subsidiaries for the year ended March 31, 2003, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1(m) to the consolidated financial statements, in fiscal 2003 the Company changed its method of accounting for vendor allowances.

Indianapolis, Indiana

May 28, 2003

GREGG APPLIANCES, INC. AND SUBSIDIARIES

Consolidated Statements of Income

Years Ended March 31, 2003, 2004 and 2005

	2003	2004	2005
Net sales	$617,401,493	753,156,427	803,199,498
Cost of goods sold	422,861,712	513,407,843	548,105,658

Gross profit	194,539,781	239,748,584	255,093,840

Selling, general and administrative expenses	167,470,644	208,963,533	223,523,043

Stock-based compensation	—	2,389,506	9,277,044
Gain (loss) on sales of property and equipment	(50,731)	(127,640)	3,043,416

Income from operations	27,018,406	28,267,905	25,337,169

Other income (expense):
Interest expense	(1,310,633)	(1,052,445)	(3,866,257)
Interest income	443,517	277,773	977,220
Other, net	634,393	813,484	578,084
Recapitalization transaction costs	—	—	(4,745,465)
Minority interest	(484,148)	(98,986)	(3,813,449)

Total other income (expense)	(716,871)	(60,174)	(10,869,867)

Income before income taxes and cumulative effect of accounting change	26,301,535	28,207,731	14,467,302
Income tax benefit	—	—	14,780,307

Income before cumulative effect of accounting change	26,301,535	28,207,731	29,247,609

Cumulative effect of change in accounting principle (note 1(m))	(1,313,161)	—	—

Net income	$24,988,374	28,207,731	29,247,609

See accompanying notes to consolidated financial statements.

GREGG APPLIANCES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2004 and 2005

	2004	2005
Assets
Current assets:
Cash and cash equivalents	$10,333,096	11,276,717
Accounts receivable-trade	3,569,551	3,271,517
Accounts receivable-other	6,808,612	8,892,275
Merchandise inventories	74,032,981	76,816,674
Deferred commissions	3,336,142	3,670,395
Land held for sale	396,137	1,359,132
Prepaid expenses and other current assets	3,833,365	3,951,804
Deferred income taxes	—	6,999,101

Total current assets	102,309,884	116,237,615

Property and equipment:
Land	7,173,934	935,705
Building and improvements	18,554,466	3,518,703
Machinery and equipment	12,485,008	7,903,140
Office furniture and equipment	26,647,749	31,719,512
Vehicles	7,351,536	7,789,678
Signs	2,417,257	2,824,073
Leasehold improvements	17,815,896	22,047,160
Construction in progress	699,868	3,061,850

	93,145,714	79,799,821
Less accumulated depreciation and amortization	34,390,865	35,973,729

Net property and equipment	58,754,849	43,826,092

Other assets:
Deferred commissions	5,560,418	6,265,170
Deposits	9,351,518	7,858,205
Cash surrender value of life insurance	1,789,923	1,096,141
Deferred financing costs, net	—	10,997,495
Deferred income taxes	—	106,723,547
Other	—	100,107

	16,701,859	133,040,665

Total assets	$177,766,592	293,104,372

See accompanying notes to consolidated financial statements

GREGG APPLIANCES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2004 and 2005—(Continued)

	2004	2005
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable—third party	$3,993,881	—
Accounts payable—vendors	24,689,083	28,651,436
Mortgage notes payable—current portion	369,462	—
Customer deposits	9,837,514	12,561,983
Notes payable—related parties	8,241,389	—
Accrued liabilities	15,445,630	20,808,938
S corporation deposit payable	—	7,317,911
Accrued wages and related taxes	3,960,494	4,602,688
Deferred revenue on extended maintenance agreements	20,820,040	22,844,381

Total current liabilities	87,357,493	96,787,337

Long-term liabilities:
Long-term debt	—	182,534,965
Deferred revenue on extended maintenance agreements	35,047,643	38,805,052
Mortgage notes payable of variable interest entities	6,771,701	—
Other long-term liabilities	6,522,766	7,824,507

Total long-term liabilities	48,342,110	229,164,524

Total liabilities	135,699,603	325,951,861

Minority interest	16,478,351	—

Stockholders’ equity:
Preferred stock, no par value; Authorized 10,000,000 shares, no shares issued and outstanding	—	—
Common stock, no par value; Authorized 66,736,000 shares, issued and outstanding 31,533,000 shares at March 31, 2004; Authorized 50,000,000 shares, issued and outstanding 13,970,000 shares at March 31, 2005	9,827,348	111,053,647
Retained earnings (accumulated deficit)	24,261,340	(143,901,136)

	34,088,688	(32,847,489)
Less receivable for common stock	8,500,050	—

Total stockholders’ equity	25,588,638	(32,847,489)

Total liabilities and stockholders’ equity	$177,766,592	293,104,372

See accompanying notes to consolidated financial statements.

GREGG APPLIANCES, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years Ended March 31, 2003, 2004, and 2005

	Common stock	Retained earnings (Accumulated deficit)	Receivable for common stock	Total stockholders’ equity
Balance at March 31, 2002	$74,948	21,650,740	—	21,725,688
Net income	—	24,988,374	—	24,988,374
Distributions to stockholders	—	(19,911,646)	—	(19,911,646)

Balance at March 31, 2003	74,948	26,727,468	—	26,802,416
1,503,000 shares of common stock issued to an executive employee	8,500,050	—	(8,500,050)	—
Stock compensation expense	1,252,350	—	—	1,252,350
Net income	—	28,207,731	—	28,207,731
Distributions to stockholders	—	(30,673,859)	—	(30,673,859)

Balance at March 31, 2004	$9,827,348	24,261,340	(8,500,050)	25,588,638
Payments received	—	—	8,500,050	8,500,050
Stock compensation expense	3,747,600	—	—	3,747,600
Issuance of common stock as part of the recapitalization	111,213,900	—	—	111,213,900
Transaction costs for stock issuance	(2,824,740)	—	—	(2,824,740)
Issuance of common stock	700,000	—	—	700,000
Income tax benefit due to recapitalization	—	98,942,341	—	98,942,341
Net income	—	29,247,609	—	29,247,609
Distributions to stockholders	(11,610,461)	(296,352,426)	—	(307,962,887)

Balance at March 31, 2005	$111,053,647	(143,901,136)	—	(32,847,489)

See accompanying notes to consolidated financial statements.

GREGG APPLIANCES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended March 31, 2003, 2004, and 2005

	2003	2004	2005
Cash flows from operating activities:
Net income	$24,988,374	28,207,731	29,247,609
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,424,486	9,371,156	8,635,158
Non-cash interest expense	—	—	550,848
Stock-based compensation	—	2,389,506	9,277,044
(Gain) loss on sales of property and equipment	50,731	127,640	(3,043,416)
Deferred income taxes	—	—	(14,780,307)
Minority interest	484,148	98,986	3,813,449
Changes in operating assets and liabilities:
Accounts receivable—trade	672,335	(990,138)	298,034
Accounts receivable—other	(1,210,168)	911,257	(2,421,454)
Merchandise inventories	(16,897,353)	3,499,212	(2,783,693)
Prepaid expenses and other assets	(1,411,049)	(512,547)	(219,275)
Deferred commissions	239,292	(1,009,905)	(1,039,005)
Deposits	(2,127,074)	(1,387,695)	1,493,313
Accounts payable—third parties	6,966,947	(6,896,164)	(3,993,881)
Accounts payable—vendors	4,265,495	(9,172,137)	3,962,353
Accrued wages and related taxes	(570,313)	1,145,871	642,194
Deferred revenue on extended maintenance agreements	1,016,550	6,156,931	5,781,750
Customer deposits	1,221,022	1,733,428	2,724,469
Other accrued liabilities	1,592,926	784,399	(166,137)
Other long-term liabilities	2,311,937	1,398,224	1,301,741

Net cash provided by operating activities	28,018,286	35,855,755	39,280,794

Cash flows from investing activities:
Purchases of property and equipment	(25,193,792)	(15,546,448)	(15,211,546)
Payments on notes receivable—related parties	2,475,122	3,170,247	25,051,062
Advances on notes receivable—related parties	(204,866)	(36,102)	(16,551,012)
Purchase of land held for sale	(396,137)	—	(962,995)
Increase in cash surrender value of life insurance	(845,344)	(198,829)	(195,813)
Deconsolidation of cash of variable interest entities	—	—	(585,773)
Proceeds from sales of property and equipment	146,675	144,730	11,010,847

Net cash provided by (used in) investing activities	(24,018,342)	(12,466,402)	2,554,770

Cash flows from financing activities:
Repayments of mortgage notes payable	(313,179)	(337,636)	(7,141,163)
Proceeds from long-term debt	—	—	182,242,750
Proceeds from notes payable—related parties	22,271,476	41,073,900	23,335,740
Payments on notes payable—related parties	(33,114,839)	(40,579,417)	(31,706,812)
Payment of financing costs	—	—	(11,256,127)
Issuance of common stock	—	—	111,913,900
Transaction costs for stock issuance	—	—	(2,824,740)
Distributions to stockholders	(19,911,646)	(30,673,859)	(300,644,976)
Minority interest	1,470,178	5,855,918	(4,810,515)

Net cash used in financing activities	(29,598,010)	(24,661,094)	(40,891,943)

Net increase (decrease) in cash and cash equivalents	(25,598,066)	(1,271,741)	943,621
Cash and cash equivalents
Beginning of year	37,202,903	11,604,837	10,333,096

End of year	$11,604,837	10,333,096	11,276,717

Supplemental disclosure of cash flow information:
Issuance of common stock for note receivable from an executive employee	$—	8,500,050	—
Distribution payable for S Corp deposit	—	—	7,317,911
Interest paid	1,499,100	1,057,839	988,290

See accompanying notes to consolidated financial statements.

GREGG APPLIANCES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)  Summary of Significant Accounting Policies

Description of Business

Gregg Appliances, Inc. (the Company) is a specialty retailer of consumer electronics, home appliances, and related services. At March 31, 2005, the Company had 58 stores, which are located in Alabama, Georgia, Indiana, Kentucky, Ohio, and Tennessee. The Company operates in one reportable segment.

Sales for the years ended March 31, 2003, 2004, and 2005 can be categorized as follows:

	2003	2004	2005
Video products	40.8%	45.2%	46.9%
Home appliances	37.6	37.5	36.7
Other products and services	21.6	17.3	16.4

	100.0%	100.0%	100.0%

The Company purchases a significant portion of its merchandise from certain vendors. For the year ended March 31, 2003, two vendors accounted for 15.1% and 11.4%, respectively, of merchandise purchases. For the year ended March 31, 2004, two vendors accounted for 14.1% and 12.6%, respectively, of merchandise purchases. For the year ended March 31, 2005, two vendors accounted for 15.2% and 9.9%, respectively, of merchandise purchases.

(a) Recapitalization

On October 19, 2004, the Company entered into an Agreement and Plan of Merger, as amended, with Gregg Investment Corporation, LLC (GIC) to consummate a recapitalization of the Company. Under the terms of the Agreement and Plan of Merger, GIC, an entity formed by an affiliate of Freeman Spogli & Co. LLC, would merge with and into Gregg Appliances, Inc. and Gregg Appliances, Inc. would survive the merger. The recapitalization was effected on February 3, 2005.

Pursuant to the Agreement and Plan of Merger, GIC contributed cash of $111.2 million in equity capital to the Company and the equity holders received consideration of approximately $286.4 million. As part of the consideration, the Company issued $25.0 million principal amount of 6% junior subordinated notes, with a fair value of $17.2 million to certain stockholders. The junior subordinated notes will mature on February 3, 2015 and are subordinate to all of the Company’s existing and future senior and subordinated debt. Three of the management stockholders retained a portion of the Company’s common stock held by them before the recapitalization with an aggregate value of $27.8 million, based on the valuation of the Company determined in connection with the recapitalization, and they did not receive consideration in the recapitalization with respect to the stock they retained. Following the recapitalization, GIC owns 80.01% of the Company’s common stock and the three management stockholders collectively own 19.99% of the Company’s common stock. GIC and the former stockholders will make an election under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended, to treat the recapitalization as an asset purchase for tax purposes. In accordance with Emerging Issues Task Force (EITF) 94-10, Accounting by a Company for the Income Tax Effects of Transactions among or with Its Shareholders under FASB Statement No. 109, the tax benefit of this election was recorded as an equity transaction. For all periods prior to the recapitalization the Company operated as an S corporation for federal and state income tax purposes.

GREGG APPLIANCES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

However, following the recapitalization the Company no longer qualified as an S corporation and became subject to U.S. Federal and certain state and local income taxes applicable to C corporations. The transaction was accounted for as a leveraged recapitalization with no change in the book basis of assets and liabilities.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of Gregg Appliances, Inc. and its wholly-owned subsidiary, HHG Distributing, LLC (HHG). HHG is inactive and its assets consist of a 5% ownership interest in a distributing company, totaling $100,000, accounted for on the cost method.

As discussed in note 10, the consolidated financial statements also include the financial statements of certain special-purpose entities owned by related parties through the date of the recapitalization. The special-purpose entities all had fiscal years ended December 31. The Company believes that use of the different fiscal period for these entities has not had a material impact on the Company’s consolidated financial position, results of operations, or liquidity. All significant intercompany balances and transactions have been eliminated in consolidation. Effective as of the recapitalization, Gregg Appliances, Inc, is no longer required to consolidate the special-purpose entities as an implicit guarantee no longer exists due to changes in majority ownership and corporate governance.

(c) Estimates

Management uses estimates and assumptions in preparing financial statements in conformity with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates and assumptions.

(d) Cash and Cash Equivalents

Cash and cash equivalents may include money market deposits and other financial instruments with original maturities of three months or less. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. To date, there have been no losses in such accounts.

(e) Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are subject to finance charges. Accounts receivable-other consists mainly of amounts due from vendors for advertising and volume rebates. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers. The Company has determined an allowance of $0 and $138,291 is necessary at March 31, 2004 and 2005, respectively, based on historical write-off experience and specific customer data. The Company recorded provisions for bad debt, net of recoveries, of $344,151, $340,903, and $567,305 for the years ended March 31, 2003, 2004, and 2005, respectively.

GREGG APPLIANCES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(f) Merchandise Inventories

Merchandise inventories are stated at the lower of average cost or net realizable value.

(g) Land Held for Sale

From 2003 to 2005, the Company purchased land, which it now plans to sell in fiscal year 2006. Accordingly, the related asset is classified as current at March 31, 2005.

(h) Property and Equipment

Property and equipment are recorded at cost and are being depreciated over their expected useful lives on a straight-line basis. Leasehold improvements are depreciated over the shorter of the lease term or expected useful life. Repairs and maintenance costs are charged directly to expense as incurred.

Estimated useful lives by major asset category are as follows:

Asset	Life (in years)
Building and improvements	30–39
Machinery and equipment	5–7
Office furniture and equipment	3–7
Vehicles	5
Signs	7
Leasehold improvements	5–20

(i) Impairment of Long-Lived Assets

The Company accounts for the impairment or disposal of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires long-lived assets, such as property and equipment, to be evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. An impairment loss is recognized when estimated undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. When an impairment loss is recognized, the carrying amount of the asset is reduced to its estimated fair value. The Company has determined that no impairment loss was required to be recognized during the years ended March 31, 2003, 2004, or 2005.

(j) Deferred Financing Costs

Costs incurred related to debt financing are capitalized and amortized over the life of the related debt as a component of interest expense. For the year ended March 31, 2005, the Company capitalized $11,256,127 of financing related costs and recognized related amortization expense of $258,632.

GREGG APPLIANCES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(k) Revenue Recognition

The Company recognizes revenue from the sale of merchandise at the time the customer takes possession of the merchandise. The Company honors returns from customers within ten days from the date of sale and provides allowances for estimated returns based on historical experience. The Company recorded an allowance of sales returns of $105,434 and $118,592 at March 31, 2004 and 2005, respectively. The Company recognizes service revenue at the time the service is completed, the price is fixed or determinable, and collectibility is reasonably assured. Proceeds from the sales of gift cards are deferred until redeemed by the customer. Amounts billed to customers for delivery of merchandise are included in revenue.

The Company sells extended service agreements on appliance and electronic merchandise for periods ranging up to ten years. Funds received for extended service agreements in which the Company is the primary obligor are deferred and the incremental direct costs of selling the agreements, including commissions, are capitalized and amortized on a straight-line basis over the term of the service agreement. Costs of services performed pursuant to the agreements are expensed as incurred. Beginning in fiscal year 2002, the Company began selling extended service agreements for appliance merchandise on behalf of an unrelated third party. As the Company is not the primary obligor of the service contract for the appliance merchandise service agreements, the net commission revenue is recognized at the time of sale.

The information below provides the changes in the Company’s deferred revenue on extended service agreements:

	Year ended March 31
	2003	2004	2005
Deferred revenue on extended service agreements:
Balance at beginning of year	$48,694,202	49,710,752	55,867,683
Revenue deferred on new agreements	33,170,114	41,458,325	44,270,226
Revenue recognized	(32,153,564)	(35,301,394)	(38,488,476)

Balance at end of year	$49,710,752	55,867,683	61,649,433

(l) Cost of Goods Sold

Cost of goods sold includes the total cost of products sold, vendor allowances, handling charges, in-bound freight expenses, and physical inventory losses. Delivery charges of $12,749,273, $19,283,276 and $19,279,739 for the years ended March 31, 2003, 2004, and 2005, respectively, were included in selling, general, and administrative expenses.

(m) Vendor Allowances

In fiscal 2003, the Emerging Issues Task Force of the Financial Accounting Standards Board, or FASB, reached a consensus on Issue 02-16, Accounting by a Customer (including a Reseller) for Cash Consideration Received from a Vendor. Issue 02-16 provides guidance on the income statement classification and timing of recognition of cash consideration received from vendors, including rebates and reimbursements for expenses such as cooperative advertising. The Company receives allowances from vendors as a result of purchasing and promoting their products. Vendor allowances provided as a reimbursement of specific, incremental and identifiable costs incurred to promote a vendor’s products are recorded as a reduction to the related expense when the cost is incurred. For all other vendor programs,

GREGG APPLIANCES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

including vendor allowances received in excess of the cost to promote a vendor’s product, or vendor allowances directly related to the purchase of a vendor’s product, allowances are recorded as a reduction to the related inventory, and therefore recognized in cost of goods sold when the product is sold. The Company adopted Issue 02-16 effective April 1, 2002, and has recorded a cumulative effect of accounting change adjustment of $1,313,161.

The cumulative effect adjustment results from vendor consideration initially recognized in fiscal 2002 that is recorded as a reduction of inventory costs under Issue 02-16 as of April 1, 2002. The effect of the change in fiscal 2003 was to decrease net income before cumulative effect of accounting change by $210,477. Previously, the Company had recognized and classified a majority of vendor allowances as a reduction of advertising costs.

(n) Advertising Costs

Advertising costs, which are included in selling, general, and administrative expenses, are expensed as incurred and totaled $25,269,250, $33,243,230, and $35,677,665 for the years ended March 31, 2003, 2004, and 2005, respectively. These amounts have been reduced by payments received from vendors under cooperative advertising which totaled $13,854,311, $15,354,722, and $15,557,201 for the years ended March 31, 2003, 2004, and 2005, respectively.

(o) Store Opening Costs

Store opening costs other than capital expenditures are expensed as incurred.

(p) Income Taxes

Prior to February 3, 2005, Gregg Appliances, Inc. was organized as a subchapter S corporation. Accordingly, the allocable share of taxable income or loss was includable in the tax returns of the stockholders and income taxes were not reflected in the Company’s financial statements. Following the recapitalization, Gregg Appliances, Inc. no longer qualifies as an S corporation and is subject to U.S. Federal and certain state and local income taxes applicable to C corporations. During the year ended March 31, 2005, the Company recorded deferred income tax assets of $16,587,322, which represented temporary differences as of the conversion date, credited to income tax benefit.

Subsequent to the recapitalization and change to C corporation status, the Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(q) Common Stock, Stock Options, and Stock Appreciation Rights

In June 2003, the stockholders approved a 3,000 for 1 stock split for issued and outstanding common stock of the Company. In February 2005, the stockholders increased the number of authorized common

GREGG APPLIANCES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

shares to 50,000,000 and approved a 33.4 for 1 stock split for issued and outstanding common stock of the Company. All share information included in the accompanying consolidated financial statements for all periods presented reflect the stock split.

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for its stock options and stock appreciation rights. FASB Statement No. 123, Accounting for Stock-Based Compensation, and FASB Statement No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of Statement 123, as amended. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding awards for the years ended March 31, 2003, 2004 and 2005.

	2003	2004	2005
Net income, as reported	$24,988,374	28,207,731	29,247,609
Add stock-based employee compensation expense included in reported net income	—	2,389,506	9,277,044
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards	—	(1,137,156)	(5,529,444)

Pro forma net income	$24,988,374	29,460,081	32,995,209

All outstanding stock options and stock appreciation rights became vested and were exercised as part of the recapitalization on February 3, 2005. No options or stock appreciation rights were issued prior to fiscal year 2004 and there were none outstanding at March 31, 2005.

(r) Accrued Straight-Line Rent

Most of the Company’s leases include fixed-dollar rental commitments, with many containing rent escalations based on a fixed amount. In accordance with SFAS No. 13, Accounting for Leases, as amended by SFAS No. 29, Determining Contingent Rentals, and FASB Technical Bulletin 85-3, Accounting for Operating Leases with Scheduled Rent Increases, the Company recognizes rental expense for minimum lease payments from operating leases on a straight-line basis over the lease term, including any additional cancelable option periods where failure to exercise such options would have resulted in an economic penalty. The rental expense commences at the start of the build-out period, during which time the Company typically does not make rent payments, and is recognized over the lease term. Allowances received for leasehold improvements are included as accrued straight-line rent. Accrued straight-line rent is included in other long-term liabilities on the balance sheets and was $3,987,434 and $6,056,084 at March 31, 2004 and 2005, respectively.

GREGG APPLIANCES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(s) Variable Interest Entities

In December 2003, the FASB issued FASB Interpretation No. 46R, Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company was required to apply FIN 46R as of March 31, 2004. Under FIN 46R, the Company had to consolidate certain special-purpose leasing entities because they were owned by related parties. Prior to the effective date of FIN 46R, the Company was required to consolidate these entities based on guidance in EITF Issue No. 90-15, Impact of Nonsubstantive Lessors, Residual Value Guarantees, and Other Provisions in Leasing Transactions, and EITF Topic No. D-14, Transactions involving Special-Purpose Entities. Effective as of the recapitalization date, the Company is no longer required to consolidate these entities due to changes in the Company’s majority ownership and corporate governance.

(t) Reclassifications

Certain amounts in the 2003 and 2004 financial statements have been reclassified to conform with the 2005 presentation.

(u) Recently Issued Accounting Pronouncements

In December 2004, the FASB issued FASB Statement No. 123R, Share-Based Payment, which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services. This standard requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This eliminates the exception to account for such awards using the intrinsic value-based method previously allowable under APB Opinion No. 25. FASB Statement No. 123R will be effective for annual reporting periods beginning on or after June 15, 2005. The Company will adopt FASB Statement 123R effective April 1, 2006 and expects that the adoption will have an adverse impact on its consolidated net income.

In December 2004, the FASB issued FASB Statement No. 153, Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29 (Accounting for Nonmonetary Transactions). FASB Statement No. 153 requires that exchanges of nonmonetary assets be measured based on the fair value of the assets exchanged. Further, it expands the exception for nonmonetary exchanges of similar productive assets to nonmonetary assets that do not have commercial substance. The provisions of FASB Statement No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of the provisions of FASB Statement No. 153 is not expected to have a material impact on the Company’s consolidated financial position or results of operations.

In December 2004, the FASB issued FASB Staff Position No. 109-1 (FAS 109-1), Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004 (AJCA). The AJCA introduces a special phased in tax deduction, starting at 3%, on qualified production activities. FAS 109-1 clarifies that this tax deduction should be accounted for as a special tax deduction in accordance with FASB Statement No. 109. The Company does not expect the adoption of these new tax provisions to have a material impact on its consolidated financial position, results of operations or cash flows.

GREGG APPLIANCES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(2)  Inventories

Inventories consisted of the following at March 31:

	2004	2005
Appliances	$21,894,974	25,933,794
Electronics	50,428,841	49,270,906
Service parts	1,709,166	1,611,974

	$74,032,981	76,816,674

(3)  Accounts Payable–Third Party

The Company has an inventory purchasing arrangement with a financial institution, which provides for advances up to $8 million, except for the period from October 1 through January 1, when it increases to $10 million. Inventory purchases under this arrangement are collateralized by a security interest in the specific merchandise inventories. The Company does not pay interest on amounts outstanding unless such amounts become past due. The financial institution negotiates terms directly with the vendors and the agreement has provisions that entitle the financial institution to a portion of the discounts provided by the vendor. Amounts outstanding under the purchasing arrangement were $3,993,881 and $0 at March 31, 2004 and 2005, respectively.

(4)  Debt

A summary of long-term debt at March 31, 2005 is as follows:

9.0% Senior notes	$165,000,000
6.0% Junior subordinated notes	17,534,965

Total debt	182,534,965
Less—current maturities of long-term debt	—

Total long-term debt	$182,534,965

Scheduled maturities of long-term debt at March 31, 2005 are as follows:

2013	$165,000,000
2015	25,000,000

$190,000,000

In connection with the recapitalization on February 3, 2005, the Company issued $165 million in unsecured 9% senior notes. Interest on the notes will be paid in arrears twice a year on February 1 and August 1. The notes will mature on February 3, 2013.

Also, on February 3, 2005 the Company issued $25 million in unsecured 6% junior subordinated notes, with a fair value of $17.2 million at the time of issue based on an effective rate of 11%. These notes are subordinated

GREGG APPLIANCES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

to the unsecured senior notes and any payment thereof directly or indirectly is deferred until the payment in full of all of the senior debt. Interest on the junior subordinated debt will be paid in arrears on February 1 and August 1. The junior notes will mature on February 1, 2015. The discount on the note of $7.8 million will be accreted to interest expense through the maturity date.

At March 31, 2004, the Company had a revolving credit agreement with a bank group that included a line of credit for short-term borrowings for up to $35 million. The facility included a $9 million sublimit for letters of credit and a $5 million sublimit for swingline advances. The facility was collateralized by cash, merchandise inventories, and receivables. At March 31, 2004 the Company had $1.4 million outstanding under letters of credit and no amounts outstanding under the line of credit. Interest was payable monthly at a fluctuating rate, generally the agent bank’s prime rate, which was 4.0% at March 31, 2004. This credit agreement was discontinued with the recapitalization.

Effective with the recapitalization, the Company has a revolving credit agreement with a bank group for up to $75 million. The facility includes a $25 million sub-limit for letters of credit. Borrowings under the revolving credit agreement are subject to a borrowing base calculation based on specified percentages of eligible accounts receivable and inventories.

Interest on borrowings is payable monthly at a fluctuating rate based on the bank’s prime rate or LIBOR plus an applicable margin. The interest rate based on the bank’s prime rate as of March 31, 2005 would have been 6.25%. The Company had letters of credit in the amount of $1.8 million outstanding and $35.2 million available under the facility at March 31, 2005. The Company must pay an unused commitment fee of 3/8% on the unused portion of the facility. There were no amounts outstanding under the credit agreement at March 31, 2005.

The unsecured senior notes and the revolving credit are guaranteed by the Company’s wholly-owned subsidiary, HHG which has substantially no assets or operations. The guarantee is full and unconditional and the Company has no other subsidiaries. In addition, there are no restrictions on HHG’s ability to pay dividends under the arrangement.

The debt agreements contain restrictions on mergers, incurring additional debt or liens, making investments, selling assets or making equity repurchases, debt prepayments and transactions with affiliates. The revolving credit agreement also contains a financial covenant requiring maintenance of a minimum fixed charge coverage ratio. The debt agreements also restrict payment of dividends unless the Company achieves a specific fixed charge coverage ratio as defined in the debt agreements. Any such dividends are limited to the lesser of 50% of consolidated net income and 100% of equity contributions since the date of the recapitalization. The Company was in compliance with the restrictions and covenants at March 31, 2005.

GREGG APPLIANCES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(5)  Income Taxes

Income tax benefit for the year ended March 31, 2005 consisted of the following:

Current:
Federal	$—
State	—

Total current	—

Deferred:
Federal	12,543,323
State	2,236,984

Total deferred	14,780,307

Total	$14,780,307

Deferred income taxes at March 31, 2005 consisted of the following:

Deferred tax assets:
Goodwill for tax purposes	$97,842,981
Deferred revenue	25,109,814
Accrued expenses	2,610,101
Inventories	374,362
Supplemental retirement plan	720,279
Other	59,091
NOL and credit carryforwards	1,446,299

Total deferred tax assets	128,162,927

Deferred tax liabilities:
Deferred commissions	6,068,235
Property and equipment	4,726,559
Discount on junior notes	3,142,334
Other	503,151

Total deferred tax liabilities	14,440,279

Net deferred tax assets	$113,722,648

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which temporary differences are expected to reverse, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

At March 31, 2005, the Company has net operating loss carryforwards for federal income tax purposes of $3.0 million, which are available to offset future federal taxable income through 2025.

GREGG APPLIANCES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The benefit for income taxes differs from the amount of income tax determined by applying the U.S. federal income tax rate of 35% to income before income taxes and cumulative effect of accounting change due to the following:

2005
Computed “expected” tax expense	$5,064,000
Deferred tax assets at date of conversion to C corporation	(16,587,322)
Tax effect of income while an S Corporation	(3,372,000)
State taxes after conversion to C corporation	242,000
Other	(126,985)

$(14,780,307)

(6)  Common Stock

During fiscal year 2004, the Company accepted a $8,500,050 note receivable from one of its executives for the purchase of Company stock. The note bore interest at 5.08% per annum payable annually in arrears. Principal payments were due annually in the amount by which distributions exceeded the stockholder’s income tax liability, with the remaining outstanding principal and accrued interest due on September 30, 2014. The note and accrued interest were paid in full during fiscal year 2005. Interest income on the note receivable was $359,408 for the year ended March 31, 2005. The common stock was subject to a buy-sell agreement. If the executive desired to sell all or a portion of his shares, he was required to offer them to the Company and, if the Company declined, to the other stockholders. If the other stockholders did not elect to purchase the shares, the Company was required to purchase the shares at fair value. The note was considered a nonrecourse note under APB Opinion No. 25 and related interpretations. Accordingly, the stock purchase was treated as a variable award and stock compensation expense of $1,252,350 and $3,747,600 was recorded for the years ended March 31, 2004 and 2005, respectively, to reflect the increase in estimated fair value of the Company’s common stock.

(7)  Leases

The Company leases certain retail stores, warehouse and office space, and vehicles under operating leases. Noncancelable lease agreements expire at various dates through March 31, 2026, require various minimum annual rentals, and contain certain options for renewal. The majority of these agreements require payment of property taxes, normal maintenance, and insurance on the properties. Total rental expense was $11,822,707, $15,242,113, and $17,193,419 for the years ended March 31, 2003, 2004, and 2005, respectively, of which $3,400,700, $3,388,713, and $3,360,179 was with related parties. Contingent rentals based upon sales are applicable to certain of the store leases. Contingent rental payments expensed were approximately $115,000, $141,000, and $159,000 for the years ended March 31, 2003, 2004, and 2005, respectively.

GREGG APPLIANCES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Future minimum required rental payments for noncancelable operating leases, with terms of one year or more, consist of the following as of March 31, 2005:

Rental Payments
Payable in fiscal year:
2006	$19,286,530
2007	18,598,738
2008	17,166,867
2009	16,449,662
2010	14,174,851
Thereafter	78,886,234

Total required payments	$164,562,882

(8)  Related Party Transactions

During fiscal year 2005, the Company entered into a $16,551,012 note receivable with one of the Company’s stockholders, with interest at the prime rate. The note and accrued interest were paid in full during fiscal year 2005. Interest income on the note receivable was $550,718 for the year ended March 31, 2005.

During fiscal year 2005, the Company made a payment of $4,000,000 to Freeman Spogli & Co. V, L.P. This payment included $1 million for advisory services related to the recapitalization and $3 million for related financing transactions. The Company also made a payment of $250,000 to a board member for advisory services related to the recapitalization.

The Company had several debt agreements with various related parties totaling $8,241,389 at March 31, 2004. The notes were due on demand and were paid off during fiscal year 2005. Interest was payable monthly at the prime rate (4.0% at March 31, 2004). The Company recorded interest expense of approximately $664,000, $432,000, and $277,000 for the years ended March 31, 2003, 2004, and 2005, respectively, for related party notes payable.

During fiscal year 2002, the Company entered into a $6,170,497 note receivable with one of its stockholders. The note bore interest at 4.77% per annum due annually in arrears. The note and accrued interest were paid in full during fiscal year 2004. Interest income on the note receivable was $204,900 and $36,100 for the years ended March 31, 2003 and 2004, respectively.

(9)  Lease Accounting Adjustment

In February, 2005, the Securities and Exchange Commission (SEC) issued a letter expressing its interpretations of certain lease accounting issues relating to the amortization of leasehold improvements, the recognition of rent expense when leases have rent holidays and allowances received by tenants for leasehold improvements. As a result of a review of its historical lease accounting practices, the company found some deviations to these interpretations. As these items were not significant to results of operations in fiscal 2003, 2004 and 2005, the Company recorded a pre-tax, non-cash benefit in the fourth quarter of fiscal year 2005 of approximately $650,000 ($390,000 after taxes). In addition, net fixed assets were increased by approximately $4,740,000 and other liabilities were increased by approximately $4,090,000 at March 31, 2005.

GREGG APPLIANCES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(10)  Variable Interest Entities

Gregg Appliances, Inc. leases an airplane and several retail stores from special-purpose entities owned by related parties, including Throgmartin Leasing, LLC; WGT V, LLC; and DT Development South LLC. Gregg Appliances, Inc. does not guarantee the debt of any of these entities, nor provide guarantees of the residual value of the leased property. However, these entities were consolidated during fiscal 2003, 2004, and 2005 until the recapitalization because they involve single-lessee leasing arrangements owned by related parties, which were considered to include an implicit guarantee by the Company. Following is a summary of the balance sheets of the variable interest entities as of March 31, 2004 that are included in the Company’s consolidated financial statements:

Cash	$170,558
Accounts receivable—trade	251,513
Related party notes receivable	129,683
Prepaid expenses	34,599
Property and equipment:
Land	6,238,229
Building and improvements	15,035,763
Airplane	5,221,654

26,495,646

Less accumulated depreciation and amortization	(4,271,382)

Net property and equipment	22,224,264
Cash surrender value of life insurance	808,897

Total assets	$23,619,514

Mortgage notes payable—current portion	$369,462
Mortgage notes payable—long-term	6,771,701
Members’ equity	16,478,351

Total members’ equity and liabilities	$23,619,514

The mortgage notes payable of the variable interest entities were secured by real property with a book value of $7,515,892 as of March 31, 2004. Interest on the notes were payable monthly at rates of 7.4% and 7.61%. As of September 30, 2004 the real property that was security for the mortgages was sold and the mortgages paid off. The creditors of the special-purpose entities have no recourse to Gregg Appliances, Inc.

Effective as of the recapitalization, Gregg Appliances, Inc. is no longer required to consolidate these entities, as an implicit guarantee no longer exists due to changes in majority ownership and corporate governance. Accordingly, the assets and liabilities of those entities are not included in the March 31, 2005 consolidated balance sheet.

(11)  Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments (SFAS 107), requires disclosure of the fair value of financial assets and liabilities for which it is

GREGG APPLIANCES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

practicable to estimate. Fair value is defined in SFAS 107 as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying amounts of cash and cash equivalents, accounts receivable—trade, accounts receivable—other, accounts payable—third party, accounts payable—vendors, and customer deposits approximate fair value because of the short maturity of these instruments. The carrying amount of notes payable—related parties approximates fair value because the interest rate those notes carry fluctuates with market rates. The fair value of the mortgage notes payable outstanding at March 31, 2004 approximates their carrying amounts as the rates on the notes approximate rates currently offered to the Company for similar debt instruments of comparable maturities by the Company’s lenders. The fair value of the Company’s 9% Senior notes and 6% Junior subordinated notes at March 31, 2005, based on quoted market values, have aggregate fair values of $159,200,000 and $16,800,000, respectively.

(12)  Employee Benefit Plans

The Company sponsors a 401(k) retirement savings plan covering all employees who have attained the age of 21 and have worked at least 1,000 hours within a 12-month period. Plan participants may elect to contribute 1% to 12% of their compensation to the Plan, subject to IRS limitations. The Company provides a discretionary matching contribution up to 7% of each participant’s compensation, with total Company expense, including payment of administrative fees, aggregating approximately $685,000, $303,000, and $166,000 for the years ended March 31, 2003, 2004, and 2005, respectively.

The Company has an unfunded, nonqualified supplemental retirement plan for members of executive management. Benefits accrue to individual participants annually based on a predetermined formula, as defined, which considers operating results of the Company and the participant’s base salary. Vesting of benefits is attained upon reaching 55 years of age or 10 years of continuous service, measurement of which is retroactive to the participant’s most recent start date. Annual interest is credited to participant accounts at an interest rate determined at the sole discretion of the Company. Benefits will be paid to individual participants upon the later of terminating employment with the Company or the participant attaining the age of 55. The Company recorded approximately $316,000, $479,000, and $370,000 in expenses related to this plan for the years ended March 31, 2003, 2004, and 2005, respectively. At March 31, 2004 and 2005, the Company had approximately $1,398,000 and $1,768,000, respectively, of benefits accrued in other long-term liabilities.

Effective April 1, 2003, the Company adopted an Equity Incentive Plan that permits the grant of stock options and stock appreciation rights for up to 5,711,400 (as adjusted for the February 2005 stock split) common shares of the Company. The options and rights were granted at no less than 100% of the fair market value of the common stock at the date of grant. The options and rights expired no later than 10 years from the anniversary of the grant date and vested over a specified number of years from the grant date as determined by the Company’s board of directors. Shares that were forfeited revert and become available for future issuance. All awards granted under this plan that are outstanding and not exercisable will, unless otherwise provided for in the applicable individual award agreements, become immediately vested and exercisable as of the first date that a change in control of the Company has been deemed to occur, as defined in the plan.

During fiscal year 2004, the Company issued options for 1,503,000 shares of common stock at approximately $5.66 per share to an employee of the Company, which were immediately vested. The options remained outstanding at March 31, 2004.

GREGG APPLIANCES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

During fiscal year 2004, 2,004,000 stock appreciation rights were issued to certain key executives of the Company at a fair value of approximately $5.66 per right. At March 31, 2004, 1,302,600 of the rights were fully vested. The remaining rights vest and are exercisable by the participants on March 31, 2010.

The stock appreciation rights were variable awards under APB Opinion No. 25 and related interpretations. Accordingly, stock compensation expense of $1,137,156 and $5,529,444 was recorded for the years ended March 31, 2004 and 2005, respectively, to reflect the increase in fair value of the Company’s common stock prior to the recapitalization.

Effective with the recapitalization, all of the previously unvested stock options and appreciation rights became vested and were exercised. The fair value of options granted by the Company was estimated to be zero at the date of grant using a Black-Scholes option pricing model, without considering the expected volatility of the underlying stock, with the following weighted average assumptions:

Risk-free interest rate	4.0%
Dividend yield	10.0%
Expected life of the options (years)	10

The Company’s board of directors approved the adoption of the Gregg Appliances, Inc. 2005 Stock Option Plan on March 8, 2005. The Stock Option Plan provides for the grant of incentive stock options and nonqualified stock options to the Company’s officers, directors, consultants, and key employees. An aggregate of 2,500,000 shares of common stock is reserved for issuance under the Stock Option Plan. If an option expires, is terminated or canceled without having been exercised or repurchased by the Company, or common stock is used to exercise an option, the terminated portion of the option or the common stock used to exercise the option will become available for future grants under the Company’s Stock Option Plan unless the plan is terminated.

The board of directors will determine the exercise price of the options under the Company’s Stock Option Plan, but the exercise price must be at least equal to the fair market value of the Company’s common stock on the date of the grant. The term of an incentive stock option and a nonqualified stock option may not exceed seven years (the board of directors may extend the term of the options after the options have been granted), except that with respect to any participant who owns 10% of the voting power of all classes of the Company’s outstanding capital stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value of the Company’s common stock on the date of the grant. No options have been granted under the 2005 Stock Option Plan.

(13)  Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

GREGG APPLIANCES, INC. AND SUBSIDIARIES

Unaudited Consolidated Statements of Income

	For the Three Months Ended June 30,
	2004	2005
Net sales	$158,960,149	185,017,051
Cost of goods sold	110,691,773	121,747,575

Gross profit	48,268,376	63,269,476
Selling, general and administrative expenses	48,154,446	58,631,362
Stock-based compensation	20,873	—
Gain (loss) on sales of property and equipment	(82,347)	13,909

Income from operations	10,710	4,652,023

Other income (expense):
Interest expense	(239,237)	(4,726,376)
Interest income	195,278	88,774
Other, net	107,245	130,666
Minority interest	516,297	—

Total other income (expense)	579,853	(4,506,936)

Income before income taxes	590,293	145,087
Income tax expense	—	(105,143)

Net income	$590,293	39,944

See accompanying notes to unaudited consolidated financial statements.

GREGG APPLIANCES, INC. AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

	March 31, 2005	June 30, 2005
Assets
Current assets:
Cash and cash equivalents	$11,276,717	10,553,870
Accounts receivable—trade	3,271,517	4,132,435
Accounts receivable—other	8,892,275	9,456,894
Merchandise inventories	76,816,674	97,794,544
Deferred commissions	3,670,395	3,686,035
Land held for sale	1,359,132	1,359,132
Prepaid expenses and other current assets	3,951,804	3,681,770
Deferred income taxes	6,999,101	5,303,580

Total current assets	116,237,615	135,968,260

Property and equipment:
Land	935,705	935,705
Building and improvements	3,518,703	3,518,703
Machinery and equipment	7,903,140	8,199,846
Office furniture and equipment	31,719,512	33,135,073
Vehicles	7,789,678	7,928,807
Signs	2,824,073	2,928,330
Leasehold improvements	22,047,160	23,171,734
Construction in progress	3,061,850	3,375,523

	79,799,821	83,193,721
Less accumulated depreciation and amortization	35,973,729	38,298,562

Net property and equipment	43,826,092	44,895,159

Other assets:
Deferred commissions	6,265,170	6,088,582
Deposits	7,858,205	3,302,294
Cash surrender value of life insurance	1,096,141	1,096,141
Deferred financing costs	10,997,495	10,625,546
Deferred income taxes	106,723,547	108,313,925
Other	100,107	100,107

	133,040,665	129,526,595

Total assets	$293,104,372	310,390,014

See accompanying notes to unaudited consolidated financial statements.

GREGG APPLIANCES, INC. AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets-(Continued)

	March 31, 2005	June 30, 2005
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable—third party	$—	$3,766,158
Accounts payable—vendors	28,651,436	42,743,818
Customer deposits	12,561,983	12,731,797
Accrued liabilities	18,498,908	17,911,763
Accrued wages and related taxes	4,602,688	5,711,279
Accrued interest	2,310,000	6,063,750
S Corporation deposit payable	7,317,911	2,452,409
Deferred revenue on extended maintenance agreements	22,844,381	23,001,526

Total current liabilities	96,787,337	114,382,500

Long-term liabilities:
Long-term debt	182,534,965	183,020,264
Deferred revenue on extended maintenance agreements	38,805,052	37,885,779
Other long-term liabilities	7,824,507	7,910,266

Total long-term liabilities	229,164,524	228,816,309

Total liabilities	325,951,861	343,198,809

Stockholders’ equity:
Preferred stock, no par value; Authorized 10,000,000 shares, no shares issued and outstanding	—	—
Common stock, no par value; Authorized 50,000,000 shares, issued and outstanding 13,970,000 shares at March 31, 2005 and June 30, 2005	111,053,647	111,052,397
Retained earnings (accumulated deficit)	(143,901,136)	(143,861,192)

Total stockholders’ equity	(32,847,489)	(32,808,795)

Total liabilities and stockholders’ equity	$293,104,372	$310,390,014

See accompanying notes to unaudited consolidated financial statements.

GREGG APPLIANCES, INC. AND SUBSIDIARIES

Unaudited Consolidated Statements of Cash Flows

	For the Three Months Ended June 30,
	2004	2005
Cash flows from operating activities:
Net income	$590,293	39,944
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,316,663	2,531,316
Non-cash interest expense	—	874,748
Stock-based compensation	20,873	—
(Gain) loss on disposals of assets	82,347	(13,909)
Deferred income taxes	—	105,143
Minority interest	(516,297)	—
Changes in operating assets and liabilities:
Accounts receivable – trade	(34,078)	(860,918)
Accounts receivable – other	(1,193,333)	(564,619)
Merchandise inventories	(3,137,720)	(20,977,870)
Prepaid expenses and other current assets	202,787	270,034
Deferred commissions	154,601	160,948
Deposits	1,728,444	4,555,911
Accounts payable – third parties	2,937,021	3,766,158
Accounts payable – vendors	14,254,293	14,092,382
Accrued wages and related taxes	1,282,131	1,108,591
Deferred revenue on extended maintenance agreements	(673,167)	(762,128)
Customer deposits	376,924	169,814
Other accrued liabilities	(2,902,310)	(1,698,926)
Other long-term liabilities	390,462	85,759

Net cash provided by operating activities	15,879,934	2,882,378

Cash flows from investing activities:
Purchases of property and equipment	(1,098,524)	(3,610,796)
Advances on notes receivable – related parties	(16,201,012)	—
Purchase of land held for sale	(962,095)	—
Proceeds from sales of property and equipment	1,625	24,321

Net cash provided (used in) by investing activities	(18,260,006)	(3,586,475)

Cash flows from financing activities:
Repayments of mortgage notes payable	(129,961)	—
Proceeds from notes payable – related parties	5,641,659	—
Payments on notes payable – related parties	(6,334,096)	—
Payment of financing costs	—	(18,750)
Distributions to stockholders	(2,383,500)	—
Minority interest	(55,044)	—

Net cash used in financing activities	(3,260,942)	(18,750)

Net increase (decrease) in cash and cash equivalents	(5,641,014)	(722,847)
Cash and cash equivalents:
Beginning of period	10,333,096	11,276,717

End of period	$4,692,082	10,553,870

Supplemental disclosure of cash flow information:
Interest paid	$168,806	89,347

See accompanying notes to unaudited consolidated financial statements.

GREGG APPLIANCES, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

Basis of Presentation

Gregg Appliances, Inc. is a specialty retailer of consumer electronics, home appliances and related services operating under the name H H Gregg. At June 30, 2005, the Company had 61 stores which are located in Alabama, Georgia, Indiana, Kentucky, Ohio, Tennessee and North Carolina. As discussed in footnote 10 to the audited consolidated financial statements as of and for the year ended March 31, 2005, the consolidated financial statements include the financial statements of Gregg Appliances, Inc. and certain special-purpose entities owned by related parties (collectively, the Company). Effective as of the recapitalization on February 3, 2005, Gregg Appliances, Inc. is no longer required to consolidate these entities as an implicit guarantee no longer exists due to changes in majority ownership and corporate governance. All significant inter-company balances and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements are unaudited. In the opinion of the Company’s management, these unaudited consolidated financial statements reflect all adjustments necessary, consisting of normal recurring adjustments, for a fair presentation of such data on a basis consistent with that of the audited data presented herein. The accompanying consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of and for the year ended March 31, 2005 included herein. The consolidated results of operations and financial position for interim periods are not necessarily indicative of those to be expected for a full year. Further the Company has made a number of estimates and assumptions relating to the assets and liabilities and the reporting of revenue and expenses to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

Inventories

Inventories consisted of the following at March 31, 2005 and June 30, 2005:

	March 31, 2005	June 30, 2005
Appliances	$25,933,794	35,657,937
Electronics	49,270,906	60,534,251
Service parts	1,611,974	1,602,356

	$76,816,674	97,794,544

Financing

In connection with the recapitalization on February 3, 2005, the Company issued $165 million in unsecured 9% senior notes. Interest on the notes is payable in arrears twice a year on February 1 and August 1. The notes will mature on February 3, 2013.

Also, on February 3, 2005 the Company issued $25 million in unsecured 6% junior subordinated notes, with a fair value of $17.2 million at the time of issue based on an effective rate of 11% and a recorded value of $18.0 million at June 30, 2005. These notes are subordinated to the unsecured senior notes and any payment thereof directly or indirectly is deferred until the payment in full of all of the senior debt. Interest on the junior subordinated debt is payable in arrears on February 1 and August 1. The junior notes will mature on February 1, 2015.

GREGG APPLIANCES, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements—(Continued)

The Company has a revolving credit agreement with a bank group for up to $75 million. The facility includes a $25 million sub-limit for letters of credit. Borrowings under the revolving credit agreement are subject to a borrowing base calculation based on specified percentages of eligible accounts receivable and inventories.

Interest on borrowings is payable monthly at a fluctuating rate based on the bank’s prime rate or LIBOR plus an applicable margin. The interest rate based on the bank’s prime rate as of March 31, 2005 and June 30, 2005 would have been 6.25% and 6.75%, respectively. The Company had letters of credit in the amount of $1.8 million and $2.0 million outstanding and $35.2 million and $45.1 million available under the facility at March 31, 2005 and June 30, 2005, respectively. The Company must pay an unused commitment fee of  3/8% on the unused portion of the facility.

The debt agreements contain restrictions on mergers, incurring additional debt or liens, making investments, selling assets or making payments such as dividends, equity repurchases, or debt prepayments and transactions with affiliates. The revolving credit agreement also contains a financial covenant requiring maintenance of a minimum fixed charge coverage ratio.

Subsequent Event

On September 15, 2005, the Company announced its intention to outsource its product service and repair offerings. The Company is currently evaluating the impact of its outsourcing strategy on employee termination costs as well as the valuation of related service assets, including parts inventory, accounts receivable and any potential impairment of associated long-lived assets in accordance with SFAS No. 144.

Gregg Appliances, Inc.

OFFER TO EXCHANGE

$165,000,000 principal amount of 9% Senior Notes due 2013,

which have been registered under the Securities Act,

for any and all of the outstanding 9% Senior Notes due 2013

Until                     , 2005, all dealers that, buy, sell or trade the exchange notes, whether or not participating in the exchange offer, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments and subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the registrant’s directors or officers pursuant to the following provisions, or otherwise, the registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

The Indiana Business Corporation Law permits an Indiana corporation to indemnify its directors and officers from liability for his or her conduct if such conduct was in good faith, and he or she reasonably believed when acting in his or her official capacity with the corporation, that such conduct was in the corporation’s best interest. If the individual was not acting in his or her official capacity with the corporation, then indemnification is permitted for good faith conduct with the reasonable belief that such conduct was at least not opposed to the best interest of the corporation. Unless limited by its articles of incorporation, a corporation must indemnify a director or officer, who is wholly successful in the defense of any proceeding to which the director or officer is a party by virtue of being a director or officer of the corporation, against reasonable expenses incurred in connection with the proceeding. Indemnification can be made in advance of the final disposition of a proceeding if certain procedural requirements are met.

The registrant’s Amended and Restated Articles of Incorporation require the full indemnification of the registrant’s directors and permit full or partial indemnification of the registrant’s officers or any individuals serving at the registrant’s request as a director, officer, partner or trustee of another foreign or domestic corporation, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise whether or not for profit, against liability and expenses, including attorneys’ fees, incurred by him or her arising out of any claim or action, civil, criminal, administrative or investigative in which they become involved by reason of being or having been in any such capacity. To be entitled to indemnification these persons must have met the standard of conduct for indemnification specified in the Indiana Business Corporation Law, and described above.

The registrant will pay for or reimburse reasonable expenses incurred by a director and may pay for or reimburse reasonable expenses incurred by an officer in defending any action, suit, or proceeding in advance of the final disposition thereof upon (i) receipt of a written affirmation of the director’s or officer’s good faith belief that the director or officer has met the standard of conduct prescribed by Indiana law; (ii) receipt of an undertaking of the director or officer to repay the amount paid by the registrant if it is ultimately determined that the director or officer is not entitled to indemnification by the registrant and (iii) a determination that the facts then known to those making the determination would not preclude indemnification under the Indiana Business Corporation Law.

In addition, the registrant has entered into customary indemnity agreements with each of the registrant’s directors and Michael D. Stout.

In addition, in the ordinary course of our business the registrant from time to time enters into contracts under which the registrant and its directors and officers are provided with standard rights of indemnification against liability that they may incur in their capacities as such and in connection with activities performed under the terms of such contracts.

Item 21.    Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit Number	Description of Document
1.1*	Purchase Agreement, dated January 27, 2005, among Gregg Appliances, Inc. (the “Company”), HHG Distributing LLC (the “Guarantor”) and Wachovia Capital Markets, LLC and Jefferies & Company (the “Initial Purchasers”).

2.1*	Agreement and Plan of Merger, dated October 19, 2004, among the Company, Gregg Investment Corporation, LLC (“GIC”), GIC Corporation (“Merger Sub”) and Jerry W. Throgmartin (on his own behalf and as trustee for the Jerry W. Throgmartin Charitable Trust and the Jerry W. Throgmartin Irrevocable Trust for the benefit of Christy and Nicky Throgmartin), Gregg William Throgmartin, Kelli Throgmartin Ball, Sandra M. Throgmartin, Janice K. Malone, Monica L. Adams, William G. Throgmartin and Dennis L. May (the “Sellers”).

2.2*	First Amendment to the Agreement and Plan of Merger, dated January 13, 2005, among the Company, GIC, Merger Sub and the Sellers.

2.3*	Second Amendment to the Agreement and Plan of Merger, dated January 31, 2005, among the Company, GIC, Merger Sub and the Sellers.

3.1*	Amended and Restated Articles of Incorporation of the Company.

3.2*	Amended and Restated Bylaws of the Company.

4.1*	Indenture, dated February 3, 2005, among the Company, the Guarantor and Wells Fargo Bank, National Association (the “Trustee”).

4.2*	Registration Agreement, dated February 3, 2005, among the Company, the Guarantor and the Initial Purchasers.

4.3*	Stockholders Agreement, dated February 3, 2005, among the Company, GIC, FS Equity Partners V, L.P., (the “Sponsor”) and Jerry W. Throgmartin, Gregg William Throgmartin and Dennis L. May (the “Existing Stockholders”).

4.4*	First Amendment to the Stockholders Agreement, dated March 8, 2005, among the Company, GIC, the Sponsor, and the Existing Stockholders.

4.5*	Registration Rights Agreement, dated February 3, 2005, among the Company, GIC, and the Existing Stockholders.

4.6*	Form of certificate of 9% Rule 144A Senior Notes due 2013.

4.7*	Form of certificate of 9% Regulation S Senior Notes due 2013.

4.8*	Form of certificate of Exchange 9% Senior Notes due 2013.

5.1	Opinion of Bingham McCutchen LLP.

5.2	Opinion of Ice Miller.

10.1*	Employment Agreement, dated October 19, 2004, between the Company and Jerry W. Throgmartin.

10.2*	Employment Agreement, dated October 19, 2004, between the Company and Dennis L. May.

10.3*	Compensation Agreement, dated September 7, 2004, between the Company and John S. Hickey.

10.4*	Supplemental Retirement Executive Retirement Plan, dated April 1, 2000.

10.5*	Amendment Number One to the Company’s Supplemental Retirement Executive Retirement Plan, dated December 26, 2004.

10.6*	Non-Standardized Adoption Agreement of the Company, dated January 29, 2005.

Exhibit Number	Description of Document
10.7*	Form of 6% Junior Subordinated Note.

10.8*	Loan and Security Agreement, dated February 3, 2005, among the Company, the Guarantor, the lenders party thereto, Congress Financial Corporation (Central) (“Congress”), Wachovia Capital Markets, LLC and Wachovia Bank National Association.

10.9*	Pledge and Security Agreement, dated February 3, 2005, executed by the Company in favor of Congress.

10.10*	Trademark Collateral Assignment and Security Agreement, dated February 3, 2005 between the Company and Congress.

10.11*	Collateral Assignment of Merger Agreement, dated February 3, 2005 executed by the Company in favor of Congress.

10.12*	Guarantee, dated February 3, 2005 executed by the Guarantor in favor of Congress.

10.13*	Subsidiary Guarantee of the Guarantor, dated February 3, 2005.

10.14*	2005 Stock Option Plan, dated March 8, 2005.

10.15*	Gregg Investment Corporation, LLC Restricted Unit Plan, dated June 14, 2005.

10.16*	Consulting Agreement, dated February 3, 2005, between W. Gerald Throgmartin and the Company.

10.17*	Escrow Agreement, dated February 3, 2005, among GIC, Jerry W. Throgmartin and Citibank, N.A.

10.18*	Agreement for Wholesale Financing, dated September 8, 2000, between the Company and GE Commercial Distribution Financing Corporation (“CDF”).

10.19*	Amendment to Agreement for Wholesale Financing, dated June 26, 2001, between the Company and CDF.

10.20*	Amendment to Agreement for Wholesale Financing, dated February 2, 2005, between the Company and CDF.

16.1*	Letter from Ernst & Young LLP to Securities and Exchange Commission dated August 17, 2005.

16.2*	Letter from Katz, Sapper & Miller LLP to Securities and Exchange Commission dated August 17, 2005.

21.1*	List of our Subsidiaries.

23.1	Consent of KPMG LLP.

23.2	Consent of Ernst & Young LLP.

23.3	Consent of Bingham McCutchen LLP (included in Exhibit 5.1).

23.4	Consent of Ice Miller (included in Exhibit 5.2).

23.5*	Consent of Strategic Marketing & Research, Inc.

24.1*	Power of Attorney.

25.1*	Statement of Eligibility on Form T-1.

99.1	Form of Transmittal Letter

99.2*	Form of Notice of Guaranteed Delivery

99.3*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

99.4*	Form Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

99.5*	Tax Guidelines

*	Previously filed.

Item 22.    Undertakings

Each of the undersigned registrants hereby undertakes:

1.	Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

2.	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

3.	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

4.	The undersigned registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) of the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)	That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

5.	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Indianapolis, State of Indiana, on the 26 day of September 2005.

GREGG APPLIANCES, INC.

By:	/S/ JERRY W. THROGMARTIN
Jerry W. Throgmartin
Chairman and Chief Executive Officer

By:	/S/ MICHAEL D. STOUT
Michael D. Stout
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ JERRY W. THROGMARTIN Jerry W. Throgmartin	Chairman and Chief Executive Officer and Director (Principal Executive Officer)	September 26, 2005

/S/ MICHAEL D. STOUT Michael D. Stout	Chief Financial Officer (Principal Financial Officer)	September 26, 2005

/s/ DENNIS L. MAY Dennis L. May	President and Chief Operating Officer and Director	September 26, 2005

* Lawrence P. Castellani	Director	September 26, 2005

* Benjamin D. Geiger	Director	September 26, 2005

* John M. Roth	Director	September 26, 2005

* Charles P. Rullman	Director	September 26, 2005

* Michael L. Smith	Director	September 26, 2005

* Peter M. Starrett	Director	September 26, 2005

*By:	/S/ JERRY W. THROGMARTIN
Name: Jerry W. Throgmartin
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Indianapolis, State of Indiana, on the 26 day of September 2005.

HHG DISTRIBUTING, LLC

By:	/S/ JERRY W. THROGMARTIN
Jerry W. Throgmartin
President

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/S/ JERRY W. THROGMARTIN Jerry W. Throgmartin	President (Principal Executive Officer and Principal Financial Officer) and Director of Gregg Appliances, Inc., the sole member	September 26, 2005

/S/ DENNIS L. MAY Dennis L. May	Director of Gregg Appliances, Inc., the sole member	September 26, 2005

* Lawrence P. Castellani	Director of Gregg Appliances, Inc., the sole member	September 26, 2005

* Benjamin D. Geiger	Director of Gregg Appliances, Inc., the sole member	September 26, 2005

* John M. Roth	Director of Gregg Appliances, Inc., the sole member	September 26, 2005

* Charles P. Rullman	Director of Gregg Appliances, Inc., the sole member	September 26, 2005

* Michael L. Smith	Director of Gregg Appliances, Inc., the sole member	September 26, 2005

* Peter M. Starrett	Director of Gregg Appliances, Inc., the sole member	September 26, 2005

*By:	/S/ JERRY W. THROGMARTIN
Name: Jerry W. Throgmartin
Attorney-in-fact